As filed with the Securities and Exchange Commission on December 5, 2011

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Roundy's Parent Company, Inc.*
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	27-2337996 (I.R.S. Employer Identification No.)

Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert A. Mariano
Chief Executive Officer & President
Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Dennis M. Myers, P.C. Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 (312) 862-2000	Craig F. Arcella Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, $0.01 par value per share	$230,000,000	$26,358

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes the offering price of shares of common stock that may be sold if the over-allotment option granted by the selling stockholders to the underwriters is exercised.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*
Prior to the completion of this offering, Roundy's Parent Company, Inc. will change its name to Roundy's, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2011

             Shares

Common Stock

        We are selling                  shares of our common stock, and the selling stockholders are selling an additional                   shares of our common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $              per share. We will apply to list our common stock on                           under the symbol "         ".

        The underwriters have an option to purchase a maximum of                    additional shares from the selling stockholders to cover over-allotment of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                        ,          .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Moelis & Company LLC is acting as our financial advisor in connection with this offering. See "Underwriting."

Credit Suisse	J.P. Morgan

The date of this prospectus is                  , 2012.

Our Locations and Banners

Pick 'n Save
Copps
Metro Market
Mariano's Fresh Market
Rainbow
Commissary
Distribution centers
Oconomowoc, WI
Stevens Point, WI
Mazomanie, WI
MN
Minneapolis/
St. Paul
Oconomowoc
WI
IL
Appleton
Oshkosh-Neenah
Milwaukee
Racine
Kenosha
Chicago
Stevens Point
Mazomanie
Madison

Pick 'n Save

MARIANO'S Fresh Market™

Copps

Rainbow

METRO MARKET

[Additional graphics to come.]

        We have not authorized anyone to provide you with information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

 Dealer Prospectus Delivery Obligation

        Until                        , 2012 (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

ii

BASIS OF PRESENTATION

        Our fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. For the last three completed calendar years, our fiscal year ended on January 3, 2009, January 2, 2010 and January 1, 2011. For ease of reference, we identify our fiscal years in this prospectus by reference to the calendar year ending nearest to such date. For example, "fiscal 2010" refers to our fiscal year ended January 1, 2011. Our fiscal years include 12 reporting periods, with an additional week in the eleventh reporting period for 53 week fiscal years. Fiscal 2009 and 2010 included 52 weeks and fiscal 2008 included 53 weeks.

        Roundy's Parent Company, Inc., the issuer of common stock in this offering, was incorporated and became the ultimate parent company to our business in April 2010. All of the financial information in this prospectus for periods prior to that time represents the results of operations of our prior parent company.

        Prior to the completion of this offering, Roundy's Parent Company, Inc. will change its name to Roundy's, Inc. and, unless the context otherwise requires or where otherwise indicated, all information in this prospectus gives effect to this change.

TRADEMARKS AND TRADENAMES

        This prospectus includes our trademarks and service marks, Roundy's®, Pick 'n Save® and Rainbow®, which are protected under applicable intellectual property laws and are the property of the issuer or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should read this entire prospectus, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," before deciding to invest in our common stock. Some of the statements in this summary constitute forward-looking statements, with respect to which you should review the section of this prospectus entitled "Forward-Looking Statements." Except where the context otherwise requires or where otherwise indicated, (i) the terms "Roundy's" "we," "us," "our," "our Company" and "our business" refer to Roundy's, Inc., together with its consolidated subsidiaries as a combined entity and their respective predecessors, and (ii) "issuer" refers to Roundy's, Inc. as the issuer of the common stock of this offering, together with its predecessors, and exclusive of any of its subsidiaries.

Our Company

        We are a leading Midwest supermarket chain with a 139-year operating history. We have achieved leading market positions in our core markets and are the largest grocery retailer in the state of Wisconsin. As of November 1, 2011, we operated 158 grocery stores in Wisconsin, Minnesota and Illinois under the Pick 'n Save, Rainbow, Copps, Metro Market and Mariano's Fresh Market retail banners, which are served by our three strategically located distribution centers and our food processing and preparation commissary.

        Our business is characterized by the following key elements:

  •
  Leading Local Market Presence and Significant Regional Scale.  We generate the majority of our sales in markets where we hold the number one market share position and have developed significant regional scale through our large, concentrated store network that is served by our three well-positioned distribution centers and modern commissary. We have recently expanded into the contiguous Chicago market, opening four stores since July 2010, where we believe we can leverage our strong regional presence, including our distribution infrastructure, and our management team's in-depth local market knowledge.

  •
  Compelling Customer Value Proposition.  We offer our customers a compelling shopping experience compared to other food retailers through a combination of competitive everyday pricing, attractive promotions and a broad assortment of high quality products, all complemented by our high level of customer service. In addition to our broad offering of national brands, we believe our well-developed portfolio of private label products reinforces our value proposition and helps build customer loyalty.

  •
  Desirable Locations and Attractive Store Format.  As a result of our long operating history in our core markets, many of our stores are located in desirable, high traffic locations in close proximity to the homes and places of work of our target customers. Our stores average approximately 61,000 square feet in size, which is larger than the industry average for conventional supermarkets. Our store format enables us to offer an expansive selection of well-displayed specialty products, such as prepared foods, deli and bakery products, in a convenient, easy-to-shop environment. In addition, we operated 97 full-service pharmacies within our stores as of November 1, 2011.

        These key elements of our business have enabled us to generate consistent operating results, including throughout the recent economic downturn. During fiscal 2008 (53 weeks), 2009 and 2010, we generated net sales of approximately $3.87 billion, $3.75 billion and $3.77 billion, respectively, and Adjusted EBITDA of approximately $239 million, $222 million and $223 million, respectively. During the same periods, our net income was approximately $49.4 million, $47.2 million and $46.2 million, respectively. For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see Note (5) to the tables included in "Summary Historical Consolidated Financial and Other Data."

Our Competitive Strengths

        We attribute our success in large part to the following competitive strengths:

        Leading Market Share with Local Market Expertise.    We hold leading positions in our core markets, and believe that our estimated weighted average market share of 44% across our Wisconsin markets is among the highest regional penetration rates of U.S. grocers. Our leading market share, regional scale and knowledge of local markets and customers provide us with significant competitive advantages. Our market positions for 2010 in each of our core markets are summarized below:

Core Market	Number of Stores (1)	Market Position (2)	Approximate Market Share (2)
Wisconsin:
Milwaukee	60	#1	55%
Madison	15	#1	33
Racine	6	#1	35
Appleton	5	#2	22
Oshkosh-Neenah	4	#1	39
Minneapolis/St. Paul, Minnesota	32	#3	12

(1)
As of November 1, 2011.

(2)
Company estimate based upon data included in Metro Market Studies, Grocery Distribution Analysis and Guide, 2011; see "Market and Industry Data."

        Comprehensive Product Offering.    We believe our comprehensive product offering, which features a wide array of high quality perishables and prepared foods, distinguishes us from both smaller conventional supermarkets and supercenters. Perishable products, particularly natural and organic varieties, are in growing demand by customers due to an increased focus on healthy eating, and typically generate higher gross margins than non-perishable products. To capitalize on this growing demand, we have enhanced our product quality and selection in key perishable categories. We have also expanded our signature private label products, which we believe further differentiate our product offering from those of competitors.

        Modern Store Base and Distribution Network.    We maintain a modern store base through a combination of new stores, relocated stores and remodeled stores that provides our customers with an attractive shopping experience and enhances our ability to offer effective in-store merchandising. Over 80% of our store base has either been newly opened or remodeled over the past ten years, including over 50% of our store base over the past six years. We have also enhanced the efficiency of our distribution network through significant infrastructure investments, including the construction of a 1.1 million square foot, state-of-the-art distribution center in Oconomowoc, Wisconsin that opened in 2005. This distribution center supports the majority of our Wisconsin stores and all of our Chicago market stores, where it has capacity to support our continued expansion.

        Highly Productive Store Base with Strong Sales Volumes.    During fiscal 2010, our average weekly net sales per store were approximately $469,000, or approximately $24 million per store on an annual basis, and are consistently among the highest in the U.S. compared to other publicly reporting U.S. supermarket chains. Our strong per store volumes generate high inventory turnover, which enables us to maintain a broader product selection and fresher perishables than many of our competitors. In addition, our high volumes result in distribution efficiencies and reduced shrink (i.e., spoiled, damaged, stolen or out-of-date inventory) and enable us to leverage our store-level fixed costs, such as store labor and occupancy costs. As a result, these operating efficiencies give us a greater ability to offer competitive prices while maintaining our attractive operating margins.

        Consistent Financial Performance.    Over the last decade, we have been able to maintain stable operating margins and cash flow generation, including throughout the recent economic downturn. The strength and stability of our financial performance results from our value positioning, efficient operating structure and distinctive merchandising strategies, especially those involving private label and perishable products. In addition, we continue to support our operating margins and cash flow generation by implementing cost reduction measures, including initiatives to reduce shrink and improve labor productivity throughout our operations. These initiatives have further improved our efficient cost structure and have enabled us to make targeted investments to lower our everyday retail prices over the past several years in order to strengthen our consumer value proposition and support sales growth.

        Experienced Management Team with Proven Track Record.    Our executive management team, led by our President, Chief Executive Officer and Chairman, Robert Mariano, and our Executive Vice President and Chief Financial Officer, Darren Karst, has significant experience in the supermarket industry. Prior to joining our company, Messrs. Mariano and Karst held comparable positions at Dominick's, the second largest supermarket chain in the Chicago metropolitan area. During their tenure, Dominick's equity value increased from approximately $385 million based on its 1996 initial public offering to approximately $1.2 billion in 1998 based on the acquisition price paid for Dominick's by Safeway. Messrs. Mariano and Karst are supported by a deep management team comprised of industry veterans across all key functional areas such as merchandising, store operations, category management, human resources, marketing and information technology. Our executive management team averages over 24 years of experience within the food retail industry.

Our Strategy

        We plan to pursue several strategies to continue to expand our store base and market share and maintain our stable financial performance, including:

        Maintain Strong Operating Margins.    We intend to maintain our strong operating margins through both an aggressive pursuit of cost-saving strategies and a continued focus on shifting our sales mix toward higher margin products. In addition to improving profitability and cash flow generation, future cost savings will provide us with the flexibility to continue targeted investments to lower our everyday retail prices as necessary to maintain or expand our market share. Our cost improvement and gross margin expansion initiatives are focused on generating labor savings, reducing shrink, and expanding our offering of perishables, prepared foods and private label products, which typically generate higher operating margins compared to our other products.

        Increase Same-Store Sales.    We intend to pursue same-store sales growth by continuing to focus on price competitiveness, improving our marketing efforts and enhancing and expanding our private label, perishable and prepared food offerings, all in order to increase both the number and the size of customer transactions. For example, we are in the early stages of evaluating a new marketing and merchandising strategy involving our loyalty cards for customer-specific promotions based on demographics and shopping history. We also continuously evaluate our store base for relocation and remodel opportunities, which have historically contributed to positive sales growth.

        Continue to Expand into Contiguous Chicago Market.    We entered the Chicago market in July 2010 through the opening of our first Mariano's Fresh Market store in Arlington Heights, Illinois. As of November 1, 2011, we have opened four stores in the Chicago market, which, since opening, have generated higher average weekly net sales per store compared to stores in our other markets. Given its favorable competitive dynamics and attractive demographics, including a large population and average household income that exceeds the national average, we believe the Chicago market provides us with a compelling expansion opportunity. We expect to open four to five stores per year in the Chicago market over the next five years, and have secured six leases for future stores in attractive locations as of November 1, 2011.

        Efficiently Allocate Capital.    We believe that a prudent and diligent approach to capital allocation can create significant value for stockholders. The combination of our strong and stable operating margins, rigorous approach to capital spending, and effective working capital management allows us to generate consistent cash flow. While we are dedicated to maintaining our modern store base and distribution network, and intend to continue to expand our Mariano's Fresh Market banner and selectively open new stores in existing markets, we believe that our significant cash flow generation will enable us to pay dividends and reduce our indebtedness when appropriate.

Summary Risk Factors

        We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled "Risk Factors," beginning on page 11 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

  •
  our ability to compete effectively with other retailers;

  •
  our ability to maintain price competitiveness;

  •
  ongoing economic uncertainty;

  •
  our ability to implement our expansion into the Chicago market on a timely basis or at all;

  •
  ordering errors or product supply disruptions in the delivery of perishable products; and

  •
  our ability to satisfy our ongoing capital needs, pay dividends and meet unanticipated cash requirements.

Conversion

        Prior to the completion of this offering, we will complete an internal recapitalization pursuant to which our outstanding participating preferred stock will be converted on a share-for-share basis into shares of common stock and, immediately thereafter, we will effect a one-for-                        stock split. For ease of reference, we collectively refer to the conversion of all of our outstanding preferred stock into common stock and the related one-for-                        stock split as the "Conversion." Upon completion of the Conversion, our authorized capital stock will consist of                         shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. See "Description of Capital Stock."

Corporate Information

        The issuer was originally incorporated as a Delaware corporation in April 2010 in connection with a recapitalization transaction that was completed on April 29, 2010, pursuant to which we borrowed approximately $150 million under a new second lien credit facility, the net proceeds of which were distributed to our equity holders. At the same time, we amended our first lien credit facility, which resulted in a modification to the interest rate. For ease of reference, we hereinafter refer to these transactions throughout this prospectus as the "Recapitalization Transaction." Our corporate headquarters are located at 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. Our telephone number is (414) 231-5000. Our website address is http://www.roundys.com. The information on our website is not deemed, and you should not consider such information, to be part of this prospectus.

THE OFFERING

Common stock offered by us	shares.
Common stock offered by the selling stockholders	shares.
Total common stock offered	shares.
Common stock to be outstanding immediately after this offering	shares.
Option to purchase additional shares from the selling stockholders	shares.
Use of proceeds

We estimate that our net proceeds from this offering will be approximately $            million, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use all of the net proceeds that we receive from this offering, together with proceeds from a debt refinancing transaction, to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders. See "Use of Proceeds."

Risk factors

Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Dividend policy

We currently intend to declare quarterly dividends of approximately $            per share after the completion of this offering. We currently expect the first quarterly dividend will be for the            quarter of 2012 and will be prorated for the portion of the            quarter of 2012 subsequent to the completion of this offering. Whether we will declare such dividends, however, and their timing and amount, will be subject to approval and declaration by our board of directors and will depend on a variety of factors, including our financial results, cash requirements and financial condition, our ability to pay dividends under our debt financing agreements and any other applicable contracts, and other factors deemed relevant by our board of directors.

Because the issuer is a holding company, its cash flow and ability to pay dividends are dependent upon the financial results and cash flows of its operating subsidiaries, and the distribution or other payment of cash to it in the form of dividends or otherwise.

Proposed symbol	" ."

        Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock outstanding immediately after this offering:

  •
  reflects our repurchase of an aggregate of 847.3217 shares of our common stock on November 30, 2011 in exchange for the cancellation of previously outstanding loans to certain of our directors and executive officers;

  •
  gives effect to the Conversion, which is comprised of the conversion of our participating preferred stock into common stock and the one-for-                        stock split;

  •
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws;

  •
  excludes an aggregate of                        shares of our common stock reserved for future grants under the 2012 Equity Incentive Plan, which we intend to adopt in connection with this offering; and

  •
  assumes (i) no exercise by the underwriters of their option to purchase up to                        additional shares from the selling stockholders; and (ii) an initial public offering price of $            per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our financial data as of the dates and for the periods indicated. We have derived the summary consolidated financial data for the fiscal years ended January 3, 2009, January 2, 2010 and January 1, 2011 from our audited consolidated financial statements for such years and for the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of January 2, 2010 and January 1, 2011 and for the fiscal years ended January 3, 2009, January 2, 2010 and January 1, 2011 have been included in this prospectus. Our unaudited consolidated financial statements as of October 1, 2011 and for the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 have been included in this prospectus and, in the opinion of management, include all adjustments (inclusive only of normally recurring adjustments) necessary for a fair presentation. Results of operations for an interim period are not necessarily indicative of results for a full year.

        The as adjusted balance sheet data set forth below as of October 1, 2011 gives effect to: (i) the Conversion; (ii) our issuance and sale of                        shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iii) a debt refinancing transaction to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities, in each case as if such transactions had occurred on such date.

        The summary historical consolidated data presented below should be read in conjunction with the sections entitled "Risk Factors," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus.

	Fiscal Year (1)			Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
				(unaudited)		(unaudited)
	(dollars in thousands, except for per share data and amounts relating to square feet)
Statement of Income Data:
Net sales	$3,867,146	$3,745,774	$3,766,988	$939,047	$976,881	$2,818,647	$2,873,262
Costs and Expenses:
Cost of sales	2,820,828	2,726,672	2,748,919	685,903	713,699	2,048,603	2,090,086
Operating and administrative	891,028	876,510	868,972	219,041	224,455	653,139	663,808
Interest, including amortization of deferred financing costs	52,232	34,097	66,943	18,124	18,126	48,729	54,571
Interest expense on account of dividends on preferred stock (2)	14,376	14,799	2,716	—	—	2,716	—
Loss on debt extinguishment (3)	—	5,879	—	—	—	—	—

	3,778,464	3,657,957	3,687,550	923,068	956,280	2,753,187	2,808,465

Income before income taxes	88,682	87,817	79,438	15,979	20,601	65,460	64,797
Provision for income taxes	39,244	40,638	33,244	6,524	8,240	27,872	25,919

Net income	$49,438	$47,179	$46,194	$9,455	$12,361	$37,588	$38,878

Net earnings per common share (4):
Basic and diluted	$—	$—	$296	$91	$119	$214	$374
Pro forma basic and diluted
Weighted average number of common shares outstanding (4):
Basic	95,320	94,413	93,715	93,569	93,584	93,758	93,584
Diluted	105,806	104,886	104,154	104,008	104,023	104,197	104,023
Pro forma basic and diluted
Other Financial Data:
Adjusted EBITDA (5)	$238,849	$221,898	$223,093	$52,559	$56,657	$172,458	$172,722
Depreciation and amortization (6)	$79,277	$79,275	$72,331	$18,030	$17,091	$54,278	$51,515
Capital expenditures	$76,467	$76,436	$62,932	$16,780	$10,638	$45,380	$48,578
Gross margin (7)	27.1%	27.2%	27.0%	27.0%	26.9%	27.3%	27.3%
Adjusted EBITDA margin (8)	6.2%	5.9%	5.9%	5.6%	5.8%	6.1%	6.0%
Selected Operating Data (Unaudited):
Average net sales per store per week (9)	$473	$468	$469	$465	$478	$469	$471
Net sales per average selling square foot per period (10)	$605	$596	$592	$146	$149	$445	$444
Number of stores at end of period	152	154	155	155	157	155	157
Total square feet at end of period	9,132,363	9,278,848	9,465,582	9,465,582	9,599,910	9,465,582	9,599,910
Average store size:
Average total square feet	60,082	60,363	60,792	60,859	61,217	60,699	61,168
Average selling square feet	40,667	40,852	41,201	41,289	41,743	41,105	41,613
Change in same-store sales for period (11)	0.6%	(1.2)%	(0.8)%	(0.4)%	1.7%	(0.7)%	0.2%

	As of October 1, 2011
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$107,012	$
Total assets	1,531,515
Total debt and capital lease obligations	876,176
Total shareholders' equity	192,018

(1)
Fiscal 2009 and 2010 included 52 weeks and fiscal 2008 included 53 weeks.

(2)
During certain of the periods presented, the liquidation value and unpaid dividends on our participating preferred stock were subject to mandatory payment on September 30, 2012. As a result, we classified our participating preferred stock as a liability on our balance sheet during those periods and recorded the accumulated and unpaid dividends on such preferred stock as interest expense in our statements of income. Dividends on each share of our preferred stock accrued on a daily basis at a rate of 12.0% per annum of the liquidation value thereof plus all accumulated and unpaid dividends thereon until the date on which the liquidation value of such share was reduced to zero on account of distributions made on its account and all accrued dividends in respect of such share were paid in full. As a result of the distributions we have made on account of our preferred stock, all of the preferred stock ceased to accrue dividends and its liquidation value was reduced to zero on April 29, 2010. At that time, we reclassified our participating preferred stock as permanent equity on our balance sheet. For additional information regarding the terms of our existing preferred stock, see Note 11 to our audited consolidated financial statements and Note 13 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(3)
On October 30, 2009, we amended our first lien credit facility, which extended a portion of our term loan and modified our interest rate structure. As a result of this amendment, we recognized a loss on debt extinguishment of $5.9 million.

(4)
Net earnings per common share (basic and diluted) and the weighted average number of shares used to compute net earnings per common share (basic and diluted) for fiscal 2008, 2009 and 2010 and the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 on an actual basis have been calculated without giving effect to the Conversion. Pro forma net earnings per common share (basic and diluted) and the weighted average number of shares give effect to the Conversion and issuance and sale of shares in this offering. Prior to the April 29, 2010 payment of the liquidation value and unpaid dividends on our preferred stock, common shareholders did not share in net income unless earnings exceeded the remaining unpaid dividends and liquidation value. Accordingly, the common stock earnings per share prior to April 29, 2010 was zero, as the unpaid dividends and liquidation value exceeded net income. For the period from April 30, 2010 through January 1, 2011, net income of $30.9 million was used to calculate earnings per share for common shareholders. For additional information as to how we calculated net earnings per common share, see Note 14 to our audited consolidated financial statements and Note 15 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(5)
We present Adjusted EBITDA, a non-GAAP measure, in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than measures under U.S. generally accepted accounting principles ("GAAP") can provide alone. Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

We define Adjusted EBITDA as earnings before interest expense, interest expense associated with preferred stock, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs and loss on debt extinguishment. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from ours, we omit these amounts to facilitate investors' ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in our experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. We believe that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of our operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of our performance. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

To properly and prudently evaluate our business, we encourage you to review our audited consolidated financial statements included elsewhere in this prospectus and the reconciliation from net income to Adjusted EBITDA, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

	Fiscal Year (a)			Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
				(unaudited)		(unaudited)
	(dollars in thousands)
Net income	$49,438	$47,179	$46,194	$9,455	$12,361	$37,588	$38,878
Interest expense	50,435	32,281	64,037	17,281	17,279	46,625	51,939
Interest expense on account of dividends on preferred stock	14,376	14,799	2,716	—	—	2,716	—
Amortization of deferred financing costs	1,797	1,816	2,906	843	847	2,104	2,632
Provision for income taxes	39,244	40,638	33,244	6,524	8,240	27,872	25,919
Depreciation and amortization expense	79,277	79,275	72,331	18,030	17,091	54,278	51,515
LIFO charges (b)	4,282	31	1,665	426	839	1,275	1,839
Loss on debt extinguishment (c)	—	5,879	—	—	—	—	—

Adjusted EBITDA	$238,849	$221,898	$223,093	$52,559	$56,657	$172,458	$172,722

  (a)
  Fiscal 2009 and 2010 included 52 weeks and fiscal 2008 included 53 weeks.

  (b)
  We calculate the cost of a portion of our inventories on a last-in-first-out ("LIFO") basis. As a result, we incur a non-cash LIFO charge that represents the current year difference between inventories calculated on a LIFO basis and the current cost of inventories valued on a first-in-first-out ("FIFO") basis.

  (c)
  See Note (3) above.

(6)
Excludes the amortization of deferred financing costs.

(7)
We calculate gross margin by subtracting cost of sales from net sales and dividing by our net sales for each of the applicable periods.

(8)
We calculate Adjusted EBITDA margin by dividing our Adjusted EBITDA by our net sales for each of the applicable periods. We present Adjusted EBITDA margin because it is used by management as a performance measure of Adjusted EBITDA generated from net sales. See Note (5) above for further information regarding how we calculate Adjusted EBITDA, which is a non-GAAP measure.

(9)
We calculate average net sales per store per week by dividing net sales by the average number of stores open during the applicable weeks.

(10)
The amount for fiscal 2008 has been decreased to reflect a 52 week year so as to be comparable to fiscal 2009 and 2010.

(11)
Represents the percentage change in our same-store sales as compared to the prior comparable period. Our practice is to include sales from a store in same-store sales beginning on the first day of the fifty-third week following the store's opening. When a store that is included in same-store sales is remodeled or relocated, we continue to consider sales from that store to be same-store sales. This practice may differ from the methods that other food retailers use to calculate same-store or "comparable" sales. As a result, data in this prospectus regarding our same-store sales may not be comparable to similar data made available by other food retailers.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock. Before deciding whether to invest in our common stock, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes.

Risks Relating to Our Business

We operate in a highly competitive industry.

        The food retail industry as a whole, and our marketing areas in Wisconsin, Minneapolis/St. Paul and Chicago, are highly competitive. We compete with various types of retailers, including national, regional and local conventional supermarkets, national and regional supercenters, membership warehouse clubs, and other alternative food retailers, such as natural foods stores, smaller specialty stores and farmers' markets. Our principal competitors include retailers with traditional supermarket and "big box" formats. Some of these competitors have attempted to increase market share by expanding their footprints in our marketing areas. For example, the number of Walmart stores with full grocery line offerings in Wisconsin has increased from 18 as of June 1, 2002 to 68 as of November 1, 2011. This competitor expansion creates a more difficult competitive environment for us. We also face limited competition from restaurants and fast-food chains. In addition, other established food retailers could enter our markets, increasing competition for market share.

We rely on a combination of product offerings, pricing, customer service, store format and location to compete.

        We compete with other food retailers primarily on the basis of product selection and quality, price, customer service, store format and location or a combination of these factors. Pricing in particular is a significant driver of consumer choice in our industry and we regularly engage in price competition. To the extent that our competitors lower prices, our ability to maintain gross profit margins and sales levels may be negatively impacted. We expect competitors to continue to apply pricing and other competitive pressures. Some of our competitors have greater resources than we do and do not have unionized work forces, which may result in lower labor and benefit costs. These competitors could use these advantages to take measures, including reducing prices, which could materially adversely affect our competitive position, our financial condition and results of operations.

        In addition to price competitiveness, our success depends on our ability to offer products that appeal to our customers' preferences. Failure to offer such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. We also attempt to create a convenient and appealing shopping experience for our customers in terms of customer service, store format and location. If we do not succeed in offering attractively priced products that consumers want to buy or are unable to provide a convenient and appealing shopping experience, our sales, operating margins and market share may decrease, resulting in reduced profitability.

Economic conditions that impact consumer spending could materially affect our business.

        Ongoing economic uncertainty continues to negatively affect consumer confidence and discretionary spending. Our results of operations may be materially affected by changes in economic conditions nationwide or in the regions in which we operate that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions. In particular, a decrease in discretionary spending could adversely impact sales of certain of our higher margin product offerings. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates and fuel and energy costs, could reduce overall consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. As a result, our results of operations could be materially adversely affected.

The geographic concentration of our stores creates an exposure to local economies and regional downturns that may materially adversely affect our financial condition and results of operations.

        As of November 1, 2011, we operated 122 stores in Wisconsin, making Wisconsin our largest market with 77% of our stores. Of our Wisconsin stores, 60, or nearly half, are located in Milwaukee. We also have 32 stores located in Minneapolis/St. Paul. Our business is closely linked to local economic conditions in those areas and, as a result, we are vulnerable to economic downturns in those regions. In addition, any other factors that negatively affect these areas could materially adversely affect our revenues and profitability. These factors could include, among other things, changes in regional demographics, population and employer base. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and results of operations.

We may be unable to maintain or improve levels of same-store sales, which could harm our business and cause our stock price to decline.

        We may not be able to maintain or improve our current levels of same-store sales. Our same-store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect our same-store sales, including:

  •
  overall economic trends and conditions;

  •
  consumer preferences, buying trends and spending levels;

  •
  our competition, including competitor store openings or closings near our stores;

  •
  the pricing of our products, including the effects of inflation or deflation;

  •
  the number of customer transactions in our stores;

  •
  our ability to provide product offerings that generate new and repeat visits to our stores;

  •
  the level of customer service that we provide in our stores;

  •
  our in-store merchandising-related activities;

  •
  our ability to source products efficiently; and

  •
  the number of stores we open, remodel or relocate in any period.

        Adverse changes in these factors may cause our same-store sales results to be materially lower than in recent periods, which would harm our business and could result in a decline in the price of our common stock.

We may be unable to maintain our operating margins, which could adversely affect the price of our common stock.

        We intend to maintain our operating margins in an environment of increased competition through various initiatives, including expansion of our private label offerings, increased sales of perishables and prepared foods, improved ordering, tracking and allocation systems, and strategic remodels and relocations of our stores, as well as continued cost discipline focused on improving labor productivity and reducing shrink. If competitive pressures cause us to lower our prices, our operating margins may decrease. If customers do not adopt our increased private label, perishable or prepared food offerings, these higher margin items will not improve our operating margins. If we do not adequately refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrink. Any failure to achieve gains in labor productivity may adversely impact our operating margins. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our stock.

We may not be able to successfully implement our expansion into the Chicago market, which could limit our prospects for future growth.

        Our ability to continue to expand into the Chicago market with a new format of stores under our Mariano's Fresh Market banner is an important component of our business strategy. Successful execution of this expansion depends upon, among other things:

  •
  the levels of sales and profitability of Mariano's Fresh Market stores;

  •
  the attractiveness of the Mariano's Fresh Market store format and brand to local customers;

  •
  the incorporation of new Mariano's Fresh Market stores into our existing distribution network;

  •
  the identification of suitable sites in the Chicago market for store locations;

  •
  the negotiation of acceptable lease terms for store sites;

  •
  the hiring, training and retention of skilled store personnel and management;

  •
  the effective management of inventory to meet the needs of our stores on a timely basis;

  •
  the availability of levels of cash flow or financing necessary to support our expansion; and

  •
  our ability to successfully address competitive pricing, merchandising, distribution and other challenges encountered in connection with expansion into the Chicago market.

        We, or our third party vendors, may not be able to adapt our distribution, management information and other operating systems to adequately supply products to new stores at competitive prices so that we can operate the stores in a successful and profitable manner. Additionally, our expansion into the Chicago market will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could cause deterioration in the financial performance of our existing stores.

        In addition, new stores build their sales volume and their customer base over time and, as a result, generally have lower gross margin rates and higher operating expenses, as a percentage of sales, than our more mature stores. If our Chicago market stores do not generate sufficient revenue or operate with acceptable margins, or if we experience an overall decline in performance, we may slow or discontinue our expansion plans, or we may decide to close stores in Chicago or elsewhere. We believe that the competitive dynamics in Chicago are currently favorable for our entrance into the market, but to the extent these conditions change, on account of competitors reacting to our entrance or otherwise, our growth may be inhibited. If we fail to successfully implement our expansion into Chicago, our growth prospects will be materially limited and could result in a decline in the price of our common stock.

Our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

        We have a significant focus on perishable products. Sales of perishable products accounted for approximately 32% of our total sales in fiscal 2010. We rely on various suppliers and vendors to provide and deliver our product inventory on a continuous basis. We could suffer significant perishable product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences. We have implemented certain systems to ensure our ordering is in line with demand. We cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results. Furthermore, we could suffer significant product inventory losses in the event of the loss of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters or other catastrophic occurrences.

Increased commodity prices and availability may impact profitability.

        Many of our products include ingredients such as wheat, corn, oils, milk, sugar, proteins, cocoa and other commodities. Commodity prices worldwide have been increasing. While commodity price inputs do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us. Although we typically are able to mitigate vendor efforts to increase our costs, we may be unable to continue to do so, either in whole or in part. In the event we are unable to continue mitigating potential vendor price increases, we may in turn consider raising our prices, and our customers may be deterred by any such price increases. Our profitability may be impacted through increased costs to us which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

We may be unable to protect or maintain our intellectual property, which could result in customer confusion and adversely affect our business.

        We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered Roundy's, Pick 'n Save and Rainbow trademarks, are valuable assets that reinforce our customers' favorable perception of our stores.

        From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements as well as litigation.

Severe weather, natural disasters and adverse climate changes may materially adversely affect our financial condition and results of operations.

        Severe weather conditions and other natural disasters in areas where we have stores or distribution facilities or from which we obtain the products we sell may materially adversely affect our retail or distribution operations or our product offerings and, therefore, our results of operations. Such conditions may result in physical damage to, or temporary or permanent closure of, one or more of our stores or distribution facilities, an insufficient work force in our markets, and/or temporary disruption in the supply of products, including delays in the delivery of goods to our stores or a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops may materially adversely affect the availability or cost of certain products within our supply chain. Any of these factors may disrupt our businesses and materially adversely affect our financial condition, results of operations and cash flows.

Our business could be harmed by a failure of our information technology or administrative systems.

        We rely on our information technology and administrative systems to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology or administrative systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business to suffer. In addition, our information technology and administrative systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, viruses and security breaches, including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data. Any such damage or interruption could have a material adverse effect on our business, cause us to face significant fines, customer notice obligations or costly litigation, harm our reputation with our customers, require us to expend significant time and expense developing, maintaining or upgrading our information technology or administrative systems, or prevent us from paying our suppliers or employees, receiving payments from our customers or performing other information technology or administrative services on a timely basis.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties, and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

        We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. If some of the current proposals are adopted, we may be subject to more extensive requirements to protect the customer information that we process in connection with the purchases of our products. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

Energy costs are a significant component of our operating expenses, and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

        We utilize natural gas and electricity in our stores and distribution centers and gasoline and diesel fuel in the trucks that deliver products to our stores. Increases in energy costs, whether driven by increased demand, decreased or disrupted supply or an anticipation of any such events, will increase the costs of operating our stores and distribution network and may increase the costs of our products. We may not be able to recover these rising costs through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in protecting against these increases in energy costs through long-term energy contracts, improved energy procurement, improved efficiency and other operational improvements, the overall costs of operating our stores will increase which would impact our profitability.

We may experience negative effects to our reputation from real or perceived quality or health issues with our food products, which could have an adverse effect on our operating results.

        We believe that a reputation for providing our customers with fresh, high-quality food products is an important component of our customer value proposition. Concerns regarding the safety or quality of our food products or of our food supply chain could cause consumers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is outside of our control. Food products containing contaminants could be inadvertently distributed by us and, if processing at the consumer level does not eliminate them, these contaminants could result in illness or death. Adverse publicity about these concerns, whether or not ultimately based on fact, and whether or not involving products sold at our stores, could discourage consumers from buying our products and have an adverse effect on our operating results. Furthermore, the sale of food products entails an inherent risk of product liability claims, product recall and the resulting negative publicity. Any such claims, recalls or adverse publicity with respect to our private-label products may have an even greater negative effect on our sales and operating results, in addition to generating adverse publicity for our private label brand.

        Any lost confidence in us on the part of our customers would be difficult and costly to re-establish. Any such adverse effect could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

The loss of key employees could negatively affect our business.

        A key component of our success is the experience of our key employees, including our President, Chief Executive Officer and Chairman, Robert Mariano, our Executive Vice President and Chief Financial Officer, Darren Karst and our Executive Vice President—Operations, Donald Rosanova. These employees have extensive experience in our industry and are familiar with our business, systems and processes. In addition, Messrs. Mariano and Karst are key to our strategy of expansion into the Chicago market, due to their experience with, and understanding of, food retailing in that region. The loss of services of one or more of our key employees could impair our ability to manage our business effectively. We do not maintain key person insurance on any employee.

Prolonged labor disputes with unionized employees and increases in labor costs could adversely affect us.

        Our largest operating costs are attributable to labor costs and, therefore, our financial performance is greatly influenced by increases in wage and benefit costs, including pension and health care costs. As a result, we are exposed to risks associated with a competitive labor market and, more specifically, to any disruption of our unionized work force.

        As of November 1, 2011, approximately 49% of our employees were represented by unions and covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Our renegotiation of expiring collective bargaining agreements and negotiation of new collective bargaining agreements may not prove successful, may result in a significant increase in labor costs, or may result in a disruption to our operations. We expect that we would incur additional costs and face increased competition if we lost customers during a work stoppage or labor disturbance.

        As of November 1, 2011, we had an aggregate of 38 collective bargaining agreements in effect, covering 49% of our employees, all of which are scheduled to expire between 2012 and 2016. In addition, certain of our employees at our Rainbow stores and our Stevens Point distribution center are currently operating under collective bargaining agreements, which expired by their terms on March 8, 2011 and March 31, 2011, respectively, and have not yet been replaced.

        In the renegotiation of our current contracts and the negotiation of our new contracts, rising health care and pension costs and the nature and structure of work rules will be important issues. The terms of the renegotiated collective bargaining agreements could create either a financial advantage or disadvantage for us as compared to our major competitors and could have a material adverse effect on our results of operations and financial condition. Our labor negotiations may not conclude successfully and work stoppages or labor disturbances could occur. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on our financial condition, results of operations and cash flows. We also expect that in the event of a work stoppage or labor disturbance, we could incur additional costs and face increased competition for customers.

The terms of our new senior credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

        Concurrent with the completion of this offering, we expect to enter into a new senior credit facility, which will include a number of customary restrictive covenants. These covenants could impair our financing and operational flexibility and make it difficult for us to react to market conditions and satisfy our ongoing capital needs and unanticipated cash requirements. Specifically, such covenants may restrict our ability and, if applicable, the ability of our subsidiaries to, among other things:

  •
  incur additional debt;

  •
  make certain investments;

  •
  enter into certain types of transactions with affiliates;

  •
  limit dividends or other payments by our restricted subsidiaries to us;

  •
  use assets as security in other transactions;

  •
  pay dividends on our common stock or repurchase our equity interests;

  •
  sell certain assets or merge with or into other companies;

  •
  guarantee the debts of others;

  •
  enter into new lines of business;

  •
  make capital expenditures;

  •
  prepay, redeem or exchange our debt; and

  •
  form any joint ventures or subsidiary investments.

        In addition, our new senior credit facility will require us to maintain specified financial ratios.

        Our ability to comply with the covenants and other terms of our new senior credit facility will depend on our future operating performance. If we fail to comply with such covenants and terms, we would be required to obtain waivers from our lenders or agree with our lenders to an amendment of the facility's terms to maintain compliance under such facility. If we are unable to obtain any necessary waivers and the debt under our new senior credit facility is accelerated, it would have a material adverse effect on our financial condition and future operating performance.

Our plans to remodel or relocate certain of our existing stores and build new stores in the Chicago market require us to spend capital, which must be allocated among various projects. Failure to use our capital efficiently could have an adverse effect on our profitability.

        We plan to remodel or relocate certain of our existing stores, and to open additional Mariano's Fresh Market stores in the Chicago market. These initiatives will use cash generated by our operations. If this cash is not allocated efficiently among these various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay, significantly curtail or eliminate planned store openings, remodels or relocations.

We have significant debt service obligations and may incur additional indebtedness in the future which could adversely affect our financial health and our ability to react to changes to our business.

        We intend to use all of the net proceeds that we receive from this offering, together with indebtedness incurred pursuant to a debt refinancing transaction, to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities. We will, however, continue to have significant debt service obligations following the completion of this offering. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us or at all. Our level of indebtedness has important consequences to you and your investment in our common stock.

        For example, our level of indebtedness may:

  •
  require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures and other general corporate purposes;

  •
  limit our ability to pay future dividends;

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy;

  •
  heighten our vulnerability to downturns in our business, the food retail industry or in the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry; or

  •
  prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future financing will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

Failure to attract, train and retain qualified store-level and distribution-level employees could adversely affect our ability to carry out strategic initiatives and ultimately impact our financial performance.

        The retail food industry is labor intensive. Our ability to meet our labor needs, including our needs for specialized workers, such as pharmacists, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. Failure to do so could adversely affect our results of operations.

The cost of providing employee benefits continues to increase and is subject to factors outside of our control.

        We sponsor three defined benefit pension plans, two of which are frozen with respect to benefit accruals and the third of which is closed to new participants. Even though the vast majority of our employees are not accruing additional pension benefits under these plans, these pension plans are not fully funded. Our funding requirements vary based upon plan asset performance, interest rates and actuarial assumptions. Poorer than assumed asset performance and continuing low interest rates would likely cause our required funding contributions to increase in the future. As of January 1, 2011, the accumulated benefit obligation and fair value of plan assets for these three Company-sponsored defined benefit plans were $158 million and $140 million, respectively. As of January 2, 2010, the accumulated benefit obligation and fair value of plan assets for these three plans were $147 million and $123 million, respectively.

        In addition, we participate in four underfunded multiemployer pension plans on behalf of our union-affiliated employees, and we are required to make contributions to these plans under our collective bargaining agreements. Each of these four multiemployer pension plans is currently underfunded in part due to increases in the costs of benefits provided or paid under these plans as well as lower returns on plan assets. The unfunded liabilities of these four plans may result in increased future payments by us and other participating employers. In 2009, the largest multiemployer plan in which we participate was deemed by its plan actuary to be "critically underfunded," prompting federally mandated increases in our contributions to it. Going forward, our required contributions to these multiemployer plans could increase as a result of many factors, including the outcome of collective bargaining with the unions, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the payment of a withdrawal liability if we choose to exit a plan. We expect meaningful increases in contribution expense as a result of required incremental plan contributions to reduce underfunding. Currently, we have five expired collective bargaining agreements being negotiated, and our funding of a related multiemployer pension plan is one of the subjects being renegotiated for one of those agreements. Our risk of future increased payments may be greater if other participating employers withdraw from the plan and are not able to pay the total liability assessed as a result of such withdrawal, or if the pension plan adopts surcharges and/or increased pension contributions as part of a rehabilitation plan. For example, in recent years our plan underfunding has increased due to the withdrawal of participating employers that, because of their financial distress, were unable to pay contributions or their portion of the unfunded pension liability.

        Pursuant to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Pension Benefit Guaranty Corporation (the "PBGC") has the right, subject to satisfaction of certain statutory requirements, to involuntarily terminate our defined benefit pension plans (thus accelerating funding obligations), or enter into an alternative arrangement with us to prevent such termination. In March 2010, we were contacted by the PBGC expressing concern regarding the impact of the Recapitalization Transaction on our largest defined benefit pension plan. We subsequently entered into an amendment to our existing agreement with the PBGC that required us to make additional contributions to our defined benefit pension plan, one of which we were required to make no later than April 29, 2010 and one on each of the first two anniversaries thereafter, and for us to increase and continue the credit support in the form of the existing letter of credit with respect to our obligations under such agreement. We cannot assure you that the PBGC will not seek to increase or accelerate our funding requirements under our defined benefit plans in the event our operating performance declines or we otherwise increase our indebtedness.

        We also provide health benefits to substantially all of our full-time employees and to certain part-time employees depending on average hours worked. Even though employees generally pay a portion of the cost, our cost of providing these benefits has increased steadily over the last several years. We anticipate future increases in the cost of health benefits, partly, but not entirely, as a result of the implementation of federal health care reform legislation. If we are unable to control healthcare and pension costs, we may experience increased operating costs, which may adversely affect our financial condition and results of operations.

Variability in self-insurance liability estimates could significantly impact our results of operations.

        We self-insure for workers' compensation, general liability, automobile liability and employee health care benefits up to a set retention level, beyond which we maintain excess insurance coverage. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as: historical claims experience; medical inflation; legislative changes to benefit levels; trends relating to jury verdicts; and claim settlement patterns. Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities and may adversely affect our financial condition and results of operations.

Various aspects of our business are subject to federal, state and local laws and regulations. Our compliance with these regulations may require additional capital expenditures and could materially adversely affect our ability to conduct our business as planned.

        We are subject to federal, state and local laws and regulations relating to zoning, land use, environmental protection, work place safety, public health, community right-to-know, alcoholic beverage sales, tobacco sales and pharmaceutical sales. In particular, the states of Wisconsin, Minnesota and Illinois and several local jurisdictions regulate the licensing of supermarkets, including alcoholic beverage license grants. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. A variety of state programs regulate the production and sale of milk, including the price of raw milk, through federal market orders and price support programs. We are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with new laws in these areas, or with new or stricter interpretations of existing requirements, could reduce the revenue and profitability of our stores and could otherwise materially adversely affect our business, financial condition or results of operations. Additionally, a number of federal, state and local laws impose requirements or restrictions on business owners with respect to access by disabled persons. Our compliance with these laws may result in modifications to our properties, or prevent us from performing certain further renovations.

        Our pharmacy business is subject to, and influenced by, certain government laws and regulations, including those administered and enforced by Medicare, Medicaid, the Drug Enforcement Administration (the "DEA"), the Consumer Product Safety Commission, the U.S. Federal Trade Commission and the U.S. Food and Drug Administration. For example, the conversion of various prescription drugs to over-the-counter medications, a decrease in the rate at which new prescription drugs become available or the failed introduction of new prescription drugs into the market could materially adversely affect our pharmacy sales. The withdrawal of certain drugs from the market may also materially adversely affect our pharmacy business. Changes in third party reimbursement levels for prescription drugs, including changes in Medicare or state Medicaid programs, could also reduce our margins and have a material adverse effect on our business. In order to dispense controlled substances, we are required to register our pharmacies with the DEA and to comply with security, recordkeeping, inventory control and labeling standards.

        In addition, our pharmacy business is subject to local regulations in the states where our pharmacies are located, applicable Medicare and Medicaid regulations and state and federal prohibitions against certain payments intended to induce referrals of patients or other health care business. Failure to properly adhere to these and other applicable regulations could result in the imposition of civil, administrative and criminal penalties including suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in, or exclusion from, government reimbursement programs such as Medicare and Medicaid; loss of licenses; significant fines or monetary penalties for anti-kickback law violations, submission of false claims or other failures to meet reimbursement program requirements and could materially adversely affect the continued operation of our business. Our pharmacy business is also subject to the Health Insurance Portability and Accountability Act, including its obligations to protect the confidentiality of certain patient information and other obligations. Failure to properly adhere to these requirements could result in the imposition of civil as well as criminal penalties.

Certain risks are inherent in providing pharmacy services, and our insurance may not be adequate to cover any claims against us.

        Pharmacies are exposed to risks inherent in the packaging and distribution of pharmaceuticals and other healthcare products, such as risks of liability for products which cause harm to consumers. Although we maintain professional liability insurance and errors and omissions liability insurance, we cannot guarantee that the coverage limits under our insurance programs will be adequate to protect us against future claims, or that we will be able to maintain this insurance on acceptable terms in the future, or at all. Our results of operations, financial condition or cash flows may be materially adversely affected if in the future our insurance coverage proves to be inadequate or unavailable, or there is an increase in the liability for which we self-insure, or we suffer harm to our reputation as a result of an error or omission.

Threats or potential threats to security or the occurrence of a widespread health epidemic may materially adversely affect our financial condition and results of operations.

        Our business may be severely impacted by wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic, such as pandemic flu. Such activities, threats or epidemics may materially adversely impact our business by disrupting production and delivery of products to our supermarkets or to our independent retail customers, by affecting our ability to appropriately staff our supermarkets and by causing customers to avoid public gathering places or otherwise change their shopping behaviors.

        Additionally, data theft, information espionage or other criminal activity directed at the retail industry or computer or communications systems may materially adversely affect our businesses by causing us to implement costly security measures in recognition of actual or potential threats, by requiring us to expend significant time and expense developing, maintaining or upgrading our information technology systems and by causing us to incur significant costs to reimburse third parties for damages. Such activities may also materially adversely affect our financial condition, results of operations and cash flows by reducing consumer confidence in the marketplace and by modifying consumer spending habits.

Litigation may materially adversely affect our business, financial condition and results of operations.

        Our operations are characterized by a high volume of customer traffic and by transactions involving a wide variety of product selections. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may be a party to individual personal injury, product liability and other legal actions in the ordinary course of our business, including litigation arising from food-related illness. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our businesses, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may materially adversely affect our businesses, financial condition, results of operations and cash flows.

Proposed changes to financial accounting standards could require our store leases to be recognized on the balance sheet.

        In addition to our significant level of indebtedness, we have significant obligations relating to our current operating leases. Proposed changes to financial accounting standards could require such leases to be recognized on the balance sheet. As of January 1, 2011, we had undiscounted operating lease commitments of approximately $1.613 billion, scheduled through 2032, related primarily to our stores. These leases are classified as operating leases and disclosed in Note 10 to our audited consolidated financial statements, but are not reflected as liabilities on our consolidated balance sheets. As of November 1, 2011, substantially all our stores were subject to leases, which have terms up to 20 years, and during fiscal 2010 our operating lease expense was approximately $100 million.

        In August 2010, the Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") issued a joint discussion paper highlighting proposed changes to financial accounting standards for leases. Currently, Accounting Standards Codification 840 ("ASC 840"), Leases (formerly Statement of Financial Accounting Standards 13, Accounting for Leases) requires that operating leases are classified as an off-balance sheet transaction and only the current year operating lease expense is accounted for in the income statement. In order to determine the proper classification of our stores as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. Substantially all of our store leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheets, which means that neither a leased asset nor an obligation for future lease payments is reflected in our consolidated balance sheets. The proposed changes to ASC 840 would require that substantially all operating leases be recognized as assets and liabilities on our balance sheet. The right to use the leased property would be capitalized as an asset and the present value of future lease payments would be accounted for as a liability. The proposed changes are currently being reviewed by FASB, IASB and others, and are expected to be finalized in 2012. The effective date, which has not been determined, could be as early as 2013 and may require retrospective adoption. While we have not quantified the impact this proposed standard would have on our financial statements, if our current operating leases are instead recognized on the balance sheet, it will result in a significant increase in the liabilities reflected on our balance sheet and in the interest expense and depreciation and amortization expense reflected in our income statement, while reducing the amount of rent expense. This could potentially decrease our net income.

Our high level of fixed lease obligations could adversely effect our financial performance.

        Our high level of fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our capital expenditures or other operational investments. We will require substantial cash flows from operations to make our payments under our operating leases. If we are not able to make the required payments under the leases, the lenders or owners of the stores may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our other indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

Risks Relating to this Offering and Ownership of Our Common Stock

We are controlled by investment funds managed by affiliates of Willis Stein, whose interests in our business may be different from yours.

        Upon completion of this offering, funds controlled by Willis Stein and Partners, LLC ("Willis Stein") will own, or control through our Investor Rights Agreement, approximately                        shares, or        %, of our outstanding common stock. As such, affiliates of Willis Stein will have significant influence over our reporting and corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. For so long as affiliates of Willis Stein own or control more than 50% of our outstanding shares of common stock, they will be able to control the election of our board of directors. Pursuant to the Investor Rights Agreement, Willis Stein has the ability to designate the majority of our board of directors for the first year following this offering. During such time, we expect that representatives of Willis Stein will constitute a majority of each committee of our board of directors (other than the audit committee) and that the chairman of each of the committees (other than the audit committee) will be a representative of Willis Stein, and these arrangements could extend beyond the one-year period contemplated by the Investor Rights Agreement (although, at such time as we are not a "controlled company" under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards).

        Affiliates of Willis Stein will effectively control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors designated by affiliates of Willis Stein will have the authority, subject to the terms of our indebtedness and the rules and regulations of the exchange on which we will list our common stock, to cause us to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Our certificate of incorporation will provide that the doctrine of "corporate opportunity" will not apply to Willis Stein, or any of our directors who are associates of, or affiliated with, Willis Stein, in a manner that would prohibit them from investing in competing businesses or doing business with our clients or guests. It is possible that the interests of Willis Stein and its affiliates may in some circumstances conflict with our interests and the interests of our other stockholders, including you. See "Certain Relationships and Related Party Transactions—Investor Rights Agreement."

We will be a "controlled company" within the meaning of the rules of the exchange on which we will list our common stock and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of this offering, Willis Stein will control a majority of our voting common stock. As a result, we will be a "controlled company" within the meaning the corporate governance standards of the exchange on which we will list our common stock. Under the rules of such stock exchange, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that a majority of our board consists of independent directors;

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  the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

        Following this offering, we intend to utilize the "controlled company" exemption from these corporate governance requirements. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance committee and compensation committee consist entirely of independent directors. Further, we will not be required to have an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the exchange on which we will list our common stock.

Conflicts of interest may arise because some of our directors are representatives of our controlling stockholders.

        Messrs. Larson, Stein and Willis, who are representatives of Willis Stein, serve on our board of directors. As discussed above, Willis Stein and entities controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Willis Stein, on the one hand, and the interests of our other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our amended and restated certificate of incorporation, representatives of Willis Stein will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacity as a director of ours.

An active, liquid trading market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

        Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all. The market price for shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of common stock at or above the initial public offering price.

Market volatility may affect our stock price and the value of your investment.

        Following the completion of this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

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  announcements of new initiatives, commercial relationships, acquisitions or other events by us or our competitors;

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  failure of any of our initiatives to achieve commercial success;

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  fluctuations in stock market prices and trading volumes of securities of similar companies;

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  general market conditions and overall fluctuations in U.S. equity markets;

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  variations in our operating results, or the operating results of our competitors;

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  changes in our financial guidance to investors and analysts or our failure to achieve such expectations;

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  delays in, or our failure to provide, financial guidance;

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  changes in securities analysts' estimates of our financial performance or our failure to achieve such estimates;

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  sales of large blocks of our common stock, including sales by Willis Stein or by our executive officers or directors;

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  additions or departures of any of our key personnel;

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  changes in accounting principles or methodologies;

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  changing legal or regulatory developments in the U.S. and other countries; and

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  discussion of us or our stock price by the financial press and in online investor communities.

        In addition, the stock market in general has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management's attention from our business.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $            per share, because the assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers, consultants and directors under our stock option and equity incentive plans. For additional information, see "Dilution."

We cannot assure you that we will declare dividends or have the available cash to make dividend payments.

        We intend to pay quarterly cash dividends in an amount equal to $            per share following the completion of this offering. Whether we will do so, however, and the timing and amount of those dividends, will be subject to approval and declaration by our board of directors and will depend upon on a variety of factors, including the financial results, cash requirements and financial condition of the company, our ability to pay dividends under the credit agreement governing our new senior secured credit facilities and any other applicable contracts, and other factors deemed relevant by our board of directors. Any dividends declared and paid will not be cumulative.

        Because the issuer of common stock in this offering is a holding company with no material assets (other than the equity interests of its direct subsidiary), its cash flow and ability to pay dividends will be dependent upon the financial results and cash flows of its operating subsidiaries and the distribution or other payment of cash to it in the form of dividends or otherwise. The direct and indirect subsidiaries of the issuer are separate and distinct legal entities and have no obligation to make any funds available to the issuer.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

        Upon completion of this offering, there will be                        shares of our common stock outstanding. Of these,                          shares being sold in this offering (or                        shares if the underwriters exercise their over-allotment option in full) will be freely tradable immediately after this offering (except for any shares purchased by our affiliates, if any) and                        shares will be subject to lock-up agreements for 180 days after the date of this prospectus. A large portion of our shares are held by a small number of persons and investment funds. Sales by these stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, Willis Stein has rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

        We also intend to register all common stock that we may issue under our 2012 Incentive Plan. Effective upon the completion of this offering, an aggregate of                                    shares of our common stock will be reserved for future issuance under the 2012 Incentive Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

        Our revenues and operating results have historically varied from period-to-period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of our future performance.

        Factors associated with our industry, the operation of our business and the markets for our products may cause our quarterly financial results to fluctuate, including:

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  our ability to compete effectively with other retailers;

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  our ability to maintain price competitiveness;

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  ongoing economic uncertainty;

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  the geographic concentration of our stores;

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  our ability to achieve sustained sales and profitable operating margins at new stores;

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  our ability to maintain or increase our operating margins;

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  our ability to implement our expansion into the Chicago market on a timely basis or at all;

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  ordering errors or product supply disruptions in the delivery of perishable products;

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  increases in commodity prices;

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  our ability to protect or maintain our intellectual property;

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  severe weather, and other natural disasters in areas in which we have stores or distribution facilities;

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  the failure of our information technology or administrative systems to perform as anticipated;

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  data security breaches and the release of confidential customer information;

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  our ability to offset increasing energy costs with more efficient usage;

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  negative effects to our reputation from real or perceived quality or health issues with our food products;

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  our ability to retain and attract senior management and key employees;

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  our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

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  our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

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  the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all;

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  additional indebtedness incurred in the future;

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  our ability to retain and attract qualified store- and distribution-level employees;

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  rising costs of providing employee benefits, including increased pension contributions due to unfunded pension liabilities;

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  changes in law;

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  risks inherent in packaging and distributing pharmaceuticals and other healthcare products;

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  wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic;

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  changes to financial accounting standards regarding store leases;

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  our high level of fixed lease obligations; and

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  claims made against us resulting in litigation.

        Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. This variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue trends. Accordingly, in the event of revenue shortfalls, we are generally unable to mitigate the negative impact on margins in the short term.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay attempts to acquire us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions include:

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  authorization of the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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  prohibition on stockholder action by written consent unless such action is recommended by all directors then in office, which requires that all stockholder actions not so approved be taken at a meeting of our stockholders;

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  special meetings of our stockholders may only be called by a resolution adopted by a majority of our directors then in office;

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  express authorization for our board of directors to make, alter, or repeal our amended and restated bylaws; and

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  advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        In addition, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

        These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

        We are not currently required to comply with the rules of the Securities and Exchange Commission (the "SEC") implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business.

        Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until the year following our first annual report required to be filed with the SEC. At such time, our independent registered public accounting firm may issue a report that is adverse, in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to conclude that we have effective internal control over financial reporting, our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404 or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to divert attention from operational and other business matters to devote substantial time to public company requirements.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with the requirements of the Sarbanes-Oxley Act, as well as rules and regulations subsequently implemented by the SEC and the exchange where we will list our common stock, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we currently have a limited internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our business and stock price may suffer as a result of our lack of public company operating experience. In addition, if securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        We have been a privately-held company since being acquired by Willis Stein and certain members of management in June 2002. Our recent lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our business, prospects, financial condition and results of operations may be harmed.

        In addition, as a new public company we do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "forecast," "continue," "plan," "intend," "believe," "may," "will," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected store openings, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

  •
  our ability to compete effectively with other retailers;

  •
  our ability to maintain price competitiveness;

  •
  ongoing economic uncertainty;

  •
  the geographic concentration of our stores;

  •
  our ability to achieve sustained sales and profitable operating margins at new stores;

  •
  our ability to maintain or increase our operating margins;

  •
  our ability to implement our expansion into the Chicago market on a timely basis or at all;

  •
  ordering errors or product supply disruptions in the delivery of perishable products;

  •
  increases in commodity prices;

  •
  our ability to protect or maintain our intellectual property;

  •
  severe weather, and other natural disasters in areas in which we have stores or distribution facilities;

  •
  the failure of our information technology or administrative systems to perform as anticipated;

  •
  data security breaches and the release of confidential customer information;

  •
  our ability to offset increasing energy costs with more efficient usage;

  •
  negative effects to our reputation from real or perceived quality or health issues with our food products;

  •
  our ability to retain and attract senior management and key employees;

  •
  our ability to renegotiate expiring collective bargaining agreements and new collective bargaining agreements;

  •
  our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

  •
  the availability of financing to pursue our expansion into the Chicago market on satisfactory terms or at all;

  •
  additional indebtedness incurred in the future;

  •
  our ability to retain and attract qualified store- and distribution-level employees;

  •
  rising costs of providing employee benefits, including increased pension contributions due to unfunded pension liabilities;

  •
  changes in law;

  •
  risks inherent in packaging and distributing pharmaceuticals and other healthcare products;

  •
  wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic;

  •
  claims made against us resulting in litigation;

  •
  changes to financial accounting standards regarding store leases;

  •
  our high level of fixed lease obligations; and

  •
  other factors discussed under "Risk Factors."

        We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

        We caution you that the important factors described in the sections in this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" may not be all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

        Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, such as the Food Marketing Institute, Willard Bishop and other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. Management has derived statewide market share data based on various sources, including Metro Market Studies, Grocery Distribution Analysis and Guide, 2011. We have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        In this prospectus, we refer to our estimated weighted average market share in Wisconsin of 44%. We calculate this estimate by multiplying our market shares based on sales volumes, as reported in the Metro Market Studies, Grocery Distribution Analysis and Guide, 2011, in each of our reported Wisconsin markets (excluding Kenosha) by the respective number of our stores in each market, and dividing that amount by our total stores in all such markets. We exclude the market of Kenosha (where we operate three stores) because the Metro Market Studies, Grocery Distribution Analysis and Guide, 2011 aggregates Kenosha with Chicago market data. We use the number of our stores in each market, as opposed to our net sales, to calculate our estimated weighted average market share so that we can better compare our weighted average market share to that of other food retailers where store data is available but sales data may not be. Approximately half of our Wisconsin stores are in Milwaukee, where our market share is approximately 55%.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of                        shares of common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use all of the net proceeds that we receive from this offering, together with proceeds from a debt refinancing transaction, to repay all of our outstanding borrowings under our existing first lien credit facility and second lien credit facility, including all accrued interest thereon and any related prepayment premiums.

        As of October 1, 2011, the outstanding indebtedness under our first lien credit facility was $689 million and the outstanding indebtedness under our second lien credit facility was $150 million. We used the net proceeds from our borrowings under the second lien credit facility to fund a dividend to our equity holders in the Recapitalization Transaction. As of October 1, 2011, the weighted average interest rate for borrowings under the first lien credit facility was 6.75% per annum and the interest rate for the second lien credit facility was 10% per annum. Our outstanding borrowings under the term loan portion of our existing first lien credit facility are due in quarterly installments of approximately $1.7 million from December 2011 to September 2013 and a one-time payment of the remaining balance is due in November 2013. Our outstanding borrowings under our second lien credit facility are due in April 2016.

        If we obtain more proceeds from this offering, we will incur less indebtedness in the debt refinancing transaction. If we obtain fewer proceeds, we will incur more indebtedness in the debt refinancing transaction.

        Affiliates of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, two of the underwriters in this offering, are lenders under our existing credit facilities and therefore will receive a portion of the net proceeds of this offering. See "Underwriting."

        We will not receive any of the proceeds from the sale of shares by the selling stockholders, including the shares to be sold by the selling stockholders if the underwriters exercise their over-allotment option.

DIVIDEND POLICY

        We currently intend to declare quarterly dividends of approximately $            per share on all outstanding shares of common stock. We currently expect the first quarterly dividend will be for the            quarter of 2012 and will be prorated for the portion of the            quarter of 2012 subsequent to the closing of this offering. The declaration of this and any other dividends, and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions and such other factors as our board of directors may deem relevant. For example, our ability to pay cash dividends on our common stock will be subject to our continued compliance with the terms of any indebtedness incurred in our debt refinancing transaction, including our new senior credit facility.

        Because the issuer is a holding company, its cash flow and ability to pay dividends are dependent upon the financial results and cash flows of its operating subsidiaries, and the distribution or other payment of cash to it in the form of dividends or otherwise. We expect to cause the operating subsidiaries of the issuer to pay distributions to the issuer to fund its expected dividend payments, subject to applicable law and any restrictions contained in its subsidiaries' current or future debt agreements. See "Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We cannot assure you that we will declare dividends or have the available cash to make dividend payments."

        We paid cash dividends to holders of our equity securities in an aggregate amount of $150.0 million in fiscal 2010 in connection with the Recapitalization Transaction, including approximately $79.2 million on account of our common stock. We have not paid any dividends on account of our common stock during fiscal 2008, 2009 or 2011.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our consolidated capitalization as of October 1, 2011 on:

  •
  an actual basis; and

  •
  an as adjusted basis to give effect to (i) the Conversion, (ii) our issuance and sale of                         shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and (iii) a concurrent debt refinancing transaction, pursuant to which we will, together with the net proceeds of this offering, repay all of our outstanding borrowings and other amounts owing under our existing credit facilities.

        You should read the following table in conjunction with the sections entitled "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 1, 2011
	Actual	As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents (1)	$107,012	$

Long-term debt (including current maturities):
Existing first lien credit facility:
Revolving credit facility	$—	$
Term loan (1)	689,413
Second lien credit facility (2)	147,728
New senior credit facility (3)	—
Capitalized lease obligations	37,341
Other debt	1,694

Total debt	876,176
Shareholders' equity (4):
Common stock, $0.01 par value, 200,000 shares authorized; 93,584.6983 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	1
Participating preferred stock, $0.01 par value, 20,000 shares authorized; 10,438.905 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	1,044
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted	—
Additional paid-in capital (5)	3,837
Retained earnings	213,270
Accumulated other comprehensive loss	(21,903)
Shareholder notes receivable (6)	(4,231)

Total shareholders' equity	192,018

Total capitalization	$1,068,194	$

(1)
Subsequent to October 1, 2011, we used approximately $54.0 million of our existing cash to make a scheduled principal payment on the term loan portion of our existing first lien credit facility.

(2)
Net of unamortized original issue discount of approximately $2.3 million as of October 1, 2011.

(3)
We expect that the revolving credit facility under our new senior credit facility will provide for aggregate borrowings of at least $             million. We do not expect to have any outstanding borrowings under our revolving credit facility upon completion of the offering. Outstanding letters of credit will reduce our availability under the revolving credit facility. We had outstanding letters of credit of approximately $27.7 million as of October 1, 2011.

(4)
The number of shares of authorized and outstanding common stock as of October 1, 2011 on an actual basis have not been adjusted to give effect to the Conversion.

(5)
On an as adjusted basis, additional paid-in capital includes adjustments for (i) the conversion of our preferred stock into common stock in the amount of $            , and (ii) our issuance and sale of                         shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(6)
Represents loans to certain of our executive officers and directors. All of these loans were cancelled on November 30, 2011 in exchange for our repurchase of part of the common stock originally purchased with the associated loan proceeds. See "Certain Relationships and Related Party Transactions—Loans to Directors and Executive Officers."

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would decrease (increase) the pro forma as adjusted amount for the term loan under our new senior credit facility by approximately $             million and would increase (decrease) the pro forma as adjusted amount of additional paid-in capital and total shareholders' equity by the same amount, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of October 1, 2011. This number excludes shares of our common stock reserved for future grants under the 2012 Incentive Plan, which we expect to adopt in connection with this offering.

DILUTION

        After giving effect to the Conversion, our pro forma net tangible book value as of October 1, 2011 would have been approximately $             million, or approximately $            per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at October 1, 2011, prior to the sale of                        shares of our common stock offered in this offering, but assuming the completion of our Conversion. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock outstanding immediately after this offering.

        After giving effect to the completion of the Conversion and the sale of                        shares of our common stock in this offering, based upon an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of October 1, 2011 would have been approximately $             million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and immediate dilution of $            per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of October 1, 2011 (which gives effect to the Conversion)	$
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value (deficit) per share as of October 1, 2011 (which gives effect to the Conversion and this offering)

Dilution per share to new investors		$

        The following table summarizes, as of October 1, 2011, on a pro forma as adjusted basis giving effect to the Conversion and the sale of                        shares of common stock in this offering, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $             million, or increase (decrease) the percentage of total consideration paid by investors participating in this offering by      %,

assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters' option to purchase additional shares. If the underwriters' option to purchase additional shares is exercised in full, our existing stockholders would own approximately        % and our new investors would own approximately        % of the total number of shares of our common stock outstanding after this offering.

        The tables and calculations above are based on shares of common stock outstanding as of October 1, 2011 (after giving effect to the Conversion) and exclude shares of our common stock reserved for future grants under the 2012 Incentive Plan, which we expect to adopt in connection with this offering.

        To the extent that any options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables summarize our financial data as of the dates and for the periods indicated. We have derived the selected consolidated financial data for the fiscal years ended December 30, 2006, December 29, 2007, January 3, 2009, January 2, 2010 and January 1, 2011 from our audited consolidated financial statements for such years and for the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 from our unaudited consolidated financial statements for such periods. Our audited consolidated financial statements as of January 2, 2010 and January 1, 2011 and for the fiscal years ended January 3, 2009, January 2, 2010 and January 1, 2011 have been included in this prospectus. Our unaudited consolidated financial statements as of October 1, 2011 and for the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 have been included in this prospectus and, in the opinion of management, include all adjustments (including only of normally recurring adjustments) necessary for a fair presentation. Results of operations for an interim period are not necessarily indicative of results for a full year.

        The selected historical consolidated data presented below should be read in conjunction with the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

	Fiscal Year					Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2006	2007	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
						(unaudited)		(unaudited)
	(dollars in thousands, except for per share data and amounts relating to square feet)
Statement of Income Data:
Net sales	$3,620,681	$3,798,864	$3,867,146	$3,745,774	$3,766,988	$939,047	$976,881	$2,818,647	$2,873,262
Costs and Expenses:
Cost of sales	2,659,081	2,774,960	2,820,828	2,726,672	2,748,919	685,903	713,699	2,048,603	2,090,086
Operating and administrative	819,748	879,865	891,028	876,510	868,972	219,041	224,455	653,139	663,808
Interest, including amortization of deferred financing costs	71,710	74,907	52,232	34,097	66,943	18,124	18,126	48,729	54,571
Interest expense on account of dividends on preferred stock (1)	11,349	12,773	14,376	14,799	2,716	—	—	2,716	—
Facility closure and asset impairment costs (adjustment) (2)	18,613	(1,453)	—	—	—	—	—	—	—
Loss on debt extinguishment (3)	—	—	—	5,879	—	—	—	—	—

	3,580,501	3,741,052	3,778,464	3,657,957	3,687,550	923,068	956,280	2,753,187	2,808,465

Income before income taxes	40,180	57,812	88,682	87,817	79,438	15,979	20,601	65,460	64,797
Provision for income taxes	19,673	26,639	39,244	40,638	33,244	6,524	8,240	27,872	25,919

Net income	$20,507	$31,173	$49,438	$47,179	$46,194	$9,455	$12,361	$37,588	$38,878

Net earnings per common share (4):
Basic and diluted	$—	$—	$—	$—	$296	$91	$119	$214	$374
Pro forma basic and diluted
Weighted average number of common shares outstanding (4):
Basic	95,489	95,586	95,320	94,413	93,715	93,569	93,584	93,758	93,584
Diluted	105,975	106,072	105,806	104,886	104,154	104,008	104,023	104,197	104,023
Pro forma basic and diluted
Dividends declared per common share	$—	$—	$—	$—	$846	$—	$—	$846	$—
Other Financial Data:
Adjusted EBITDA (5)	$216,896	$230,830	$238,849	$221,898	$223,093	$52,559	$56,657	$172,458	$172,722
Depreciation and amortization (6)	$73,112	$81,034	$79,277	$79,275	$72,331	$18,030	$17,091	$54,278	$51,515
Capital expenditures	$71,787	$69,378	$76,467	$76,436	$62,932	$16,780	$10,638	$45,380	$48,578
Gross margin (7)	26.6%	27.0%	27.1%	27.2%	27.0%	27.0%	26.9%	27.3%	27.3%
Adjusted EBITDA margin (8)	6.0%	6.1%	6.2%	5.9%	5.9%	5.6%	5.8%	6.1%	6.0%

	Fiscal Year					Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2006	2007	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
						(unaudited)		(unaudited)
	(dollars in thousands, except for per share data and amounts relating to square feet)
Selected Operating Data (Unaudited):
Average net sales per store per week (9)	$465	$467	$473	$468	$469	$465	$478	$469	$471
Net sales per average selling square foot per period (10)	$595	$597	$605	$596	$592	$146	$149	$445	$444
Number of stores at end of period	147	153	152	154	155	155	157	155	157
Total square feet at end of period	8,800,150	9,182,932	9,132,363	9,278,848	9,465,582	9,465,582	9,599,910	9,465,582	9,599,910
Average store size:
Average total square feet	59,780	60,081	60,082	60,363	60,792	60,859	61,217	60,699	61,168
Average selling square feet	40,626	40,697	40,667	40,852	41,201	41,289	41,743	41,105	41,613
Change in same-store sales for period (11)	(2.7)%	0.0%	0.6%	(1.2)%	(0.8)%	(0.4)%	1.7%	(0.7)%	0.2%
Balance Sheet Data (at end of period)
Cash and cash equivalents	$37,001	$83,982	$92,448	$74,921	$36,435			$59,650	$107,012
Total assets	1,467,503	1,533,221	1,488,706	1,481,877	1,446,931			1,474,837	1,531,515
Total debt and capital lease obligations	835,040	845,065	757,625	747,286	884,008			886,576	876,176
Preferred stock subject to mandatory payment	102,819	115,592	129,968	69,156	—			—	—
Total shareholders' equity	86,869	118,254	133,673	186,165	152,564			146,275	192,018

(1)
During certain of the periods presented, the liquidation value and unpaid dividends on our participating preferred stock were subject to mandatory payment on September 30, 2012. As a result, we classified our participating preferred stock as a liability on our balance sheet during those periods and recorded the accumulated and unpaid dividends on such preferred stock as interest expense in our statements of income. Dividends on each share of our preferred stock accrued on a daily basis at a rate of 12.0% per annum of the liquidation value thereof plus all accumulated and unpaid dividends thereon until the date on which the liquidation value of such share was reduced to zero on account of distributions made on its account and all accrued dividends in respect of such share were paid in full. As a result of the distributions we have made on account of our preferred stock, all of the preferred stock ceased to accrue dividends and its liquidation value was reduced to zero on April 29, 2010. At that time, we reclassified our participating preferred stock as permanent equity on our balance sheet. For additional information regarding the terms of our existing preferred stock, see Note 11 to our audited consolidated financial statements and Note 13 to our unaudited consolidated financial statements included elsewhere in this prospectus

(2)
On August 30, 2006, we closed three retail stores in the Minneapolis area. We recorded asset impairment costs of $5.9 million and facility closure costs of $12.7 million. Facility closure costs consist primarily of the present value of remaining future lease liabilities, net of expected sublease income. In fiscal 2007, we adjusted estimates for remaining future lease liabilities, which reduced the facility closure costs by approximately $1.5 million.

(3)
On October 30, 2009, we amended our first lien credit facility, which extended a portion of our term loan and modified our interest rate structure. As a result of this amendment, we recognized a loss on debt extinguishment of $5.9 million.

(4)
Net earnings per common share (basic and diluted) and the weighted average number of shares used to compute net earnings per common share (basic and diluted) for fiscal 2008, 2009 and 2010 and the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011 on an actual basis have been calculated without giving effect to the Conversion. Pro forma net earnings per common share (basic and diluted) and the weighted average number of shares give effect to the Conversion and issuance and sale of shares in this offering. Prior to the April 29, 2010 payment of the liquidation value and unpaid dividends on our preferred stock, common shareholders did not share in net income unless earnings exceeded the remaining unpaid dividends and liquidation value. Accordingly, the common stock earnings per share prior to April 29, 2010 was zero, as the unpaid dividends and liquidation value exceeded net income. For the period from April 30, 2010 through January 1, 2011, net income of $30.9 million was used to calculate earnings per share for common shareholders. For additional information as to how we calculated net earnings per common share, see Note 14 to our audited consolidated financial statements and Note 15 to our unaudited consolidated financial statements included elsewhere in this prospectus.

(5)
We present Adjusted EBITDA, a non-GAAP measure, in this prospectus to provide investors with a supplemental measure of our operating performance. We believe that Adjusted EBITDA is a useful performance measure and is used by us to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business than GAAP measures can provide alone. Our board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

  We define Adjusted EBITDA as earnings before interest expense, interest expense associated with preferred stock, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs and loss on debt extinguishment. For fiscal 2006, Adjusted EBITDA also excludes certain facility closure and asset impairment costs that we incurred in connection with the closure of three retail stores in the Minneapolis area on August 30, 2006. We incur facility closure and asset impairment costs in the ordinary course of our business and, as a general matter, we typically do not exclude these costs in calculating Adjusted EBITDA. In this particular situation, however, we excluded these costs in light of their unusual size and our conclusion that they were not representative of the amount of such costs that we incur in the ordinary course of our business. In addition, we sought and obtained an amendment to our then-existing first lien credit facility to permit us to exclude these costs in calculating our Adjusted EBITDA for purposes of complying with the financial covenants contained therein. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of our results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from ours, we omit these amounts to facilitate investors' ability to make these comparisons. Similarly, we omit depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in our experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. We also believe that investors, analysts and other interested parties view our ability to generate Adjusted EBITDA as an important measure of our operating performance and that of other companies in our industry. Adjusted EBITDA should not be considered as an alternative to net income for the periods indicated as a measure of our performance. This measure has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

  The use of Adjusted EBITDA has limitations as an analytical tool and you should not consider this performance measure in isolation from, or as an alternative to, GAAP measures such as net income (loss). Adjusted EBITDA is not a measure of liquidity under GAAP or otherwise, and is not an alternative to cash flow from continuing operating activities. The limitations of Adjusted EBITDA include: (i) it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, our working capital needs; (iii) it does not reflect income tax payments we may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

  To properly and prudently evaluate our business, we encourage you to review our audited consolidated financial statements included elsewhere in this prospectus and the reconciliation to Adjusted EBITDA from net income, the most directly comparable financial measure presented in accordance with GAAP, set forth in the table below. All of the items included in the reconciliation from net income to Adjusted EBITDA are either (i) non-cash items or (ii) items that management does not consider in assessing our on-going operating performance. In the case of the non-cash items, management believes that investors may find it useful to assess our comparative operating performance because the measures without such items are less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect operating performance. In the case of the other items that management does not consider in assessing our on-going operating performance, management believes that investors may find it useful to assess our operating performance if the measures are presented without these items because their financial impact may not reflect on-going operating performance.

	Fiscal Year					Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2006	2007	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
						(unaudited)		(unaudited)
	(dollars in thousands)
Net income	$20,507	$31,173	$49,438	$47,179	$46,194	$9,455	$12,361	$37,588	$38,878
Interest expense	70,031	73,139	50,435	32,281	64,037	17,281	17,279	46,625	51,939
Interest expense on account of dividends on preferred stock	11,349	12,773	14,376	14,799	2,716	—	—	2,716	—
Amortization of deferred financing costs	1,679	1,768	1,797	1,816	2,906	843	847	2,104	2,632
Provision for income taxes	19,673	26,639	39,244	40,638	33,244	6,524	8,240	27,872	25,919
Depreciation and amortization expense	73,112	81,034	79,277	79,275	72,331	18,030	17,091	54,278	51,515
LIFO charges (a)	1,932	4,304	4,282	31	1,665	426	839	1,275	1,839
Loss on debt extinguishment (b)	—	—	—	5,879	—	—	—	—	—
Facility closure and asset impairment costs (c)	18,613	—	—	—	—	—	—	—	—

Adjusted EBITDA	$216,896	$230,830	$238,849	$221,898	$223,093	$52,559	$56,657	$172,458	$172,722

  (a)
  We calculate the cost of a portion of our inventories on a LIFO basis. As a result, we incur a non-cash LIFO charge that represents the current year difference between inventories calculated on a LIFO basis and the current cost of inventories valued on a FIFO basis.

  (b)
  See Note (3) above.

  (c)
  See Note (2) above.
(6)
Excludes the amortization of deferred financing cost.

(7)
We calculate gross margin by subtracting cost of sales from net sales and dividing by our net sales for each of the applicable periods.

(8)
We calculated Adjusted EBITDA margin by dividing our Adjusted EBITDA by our net sales for each of the applicable periods. We present Adjusted EBITDA margin because it is used by management as a performance measure of Adjusted EBITDA generated from net sales. See Note (5) above for further information regarding how we calculate Adjusted EBITDA, which is a non-GAAP measure.

(9)
We calculated average net sales per store per week by dividing net sales by the average number of stores open during the applicable periods.

(10)
The amount for fiscal 2008 has been decreased to reflect a 52 week year so as to be comparable to fiscal 2009 and 2010.

(11)
Represents the percentage change in our same-store sales as compared to the prior comparable period. Our practice is to include sales from a store in same-store sales beginning on the first day of the fifty-third week following the store's opening. When a store that is included in same-store sales is remodeled or relocated, we continue to consider sales from that store to be same-store sales. This practice may differ from the methods that other food retailers use to calculate comparable or "same-store" sales. As a result, data in this prospectus regarding our same-store sales may not be comparable to similar data made available by other food retailers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with the information set forth under "Selected Historical Consolidated Financial and Other Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding our expectations of future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" and "Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

        We are a leading Midwest supermarket chain with a 139-year operating history. We have achieved leading market positions in our core markets and are the largest grocery retailer in the state of Wisconsin. As of November 1, 2011, we operated 158 grocery stores in Wisconsin, Minnesota and Illinois under the Pick 'n Save, Rainbow, Copps, Metro Market and Mariano's Fresh Market retail banners, which are served by our three strategically located distribution centers and our food processing and preparation commissary.

        Our net sales have remained stable over our last three completed fiscal years, despite recent economic challenges. During this period, we have pursued pricing and merchandising improvement initiatives, as well as our Chicago expansion strategy. We also completed our exit from third party wholesale distribution, begun in 2002, with wholesale distribution sales decreasing from $63 million in fiscal 2008 to $15 million in fiscal 2010. As of October 1, 2011, we continue to serve as the primary wholesaler for one independent Pick 'n Save store. Approximately $75 million of our fiscal 2008 net sales were attributable to a 53rd week in that fiscal period. Beginning in fiscal 2009, our net sales reflect the impact of our acquisition, completed on December 11, 2009, of substantially all of the assets related to 20 pharmacies located in our stores that were previously owned by a third party for approximately $16.6 million. In more recent periods, our net sales have improved as compared to prior comparable periods due primarily to sales generated from stores opened or replaced during fiscal 2010 and 2011. For the thirteen weeks and thirty-nine weeks ended October 1, 2011, our net sales increased by $37.8 million and $54.6 million, respectively, as compared to the prior comparable periods in fiscal 2010.

        Since fiscal 2008, we have been able to maintain attractive and consistent operating margins and cash flows generated as a result of our value positioning, efficient operating structure and distinctive merchandising strategies, especially those involving private label and perishable goods. In addition, we implemented several cost reduction measures during this period to help support our operating margins and cash flow, including initiatives to reduce shrink and improve labor productivity throughout our operations. These initiatives, together with our efficient cost structure, have enabled us to continue to make targeted investments to lower our everyday retail prices in an effort to improve our competitive position within our markets.

        Going forward, we plan to continue to maintain our market leadership and focus on growing same-store sales, opening new stores and increasing our cash flow. We intend to pursue same-store sales growth by continuing to focus on price competitiveness, improving our marketing efforts, selectively remodeling and relocating existing stores and enhancing and expanding our private label, perishable and prepared food offerings. In addition, we intend to opportunistically open new stores in our core markets, and intend to continue our expansion into the Chicago market with plans to open four to five stores per year in the Chicago market over the next five years. As of November 1, 2011, we have opened four stores in the Chicago market. Given its favorable competitive dynamics and attractive demographics, including a large population and above average household income, we believe the Chicago market provides us with a compelling expansion opportunity. We also plan to continue to support our operating margins and cash flow generation by implementing cost reduction measures, including initiatives to reduce shrink and improve labor productivity throughout our operations and by focusing on higher margin products.

Factors Affecting Our Operating Results

        Various factors affect our operating results during each period, including:

General Economic Conditions and Changes in Consumer Behavior

        The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending in our stores, while economic weakness results in a reduction of customer spending. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs.

        Although economic weakness caused by the recent economic recession has decreased overall consumer spending, we believe, based on information from the Food Marketing Institute, that many consumers are spending less of their overall food budget on meals away from home and more at food retailers. As a result, we believe that the impact of the current economic slowdown on our recent operating results has at least been partially mitigated by increased consumer preferences for meals at home. The recent economic environment has also led consumers to become more price sensitive and, as a result, consumers are increasingly purchasing private label products that offer a better value than national brands. Because private label items have a lower price point than national brands, as our private label sales mix increases, our overall net sales are reduced but our gross profit and gross margin improve.

        Our core markets also feature relatively stable local economies with diversified employer bases and stable to modestly growing populations. Although our markets have been impacted by the economic downturn, unemployment rates in Wisconsin and Minneapolis are lower than the national average.

Inflation and Deflation Trends

        Inflation and deflation can impact our financial performance. During inflationary periods, our financial results can be positively impacted in the short term as we sell lower-priced inventory in a higher price environment. Over the longer term, the impact of inflation is largely dependent on our ability to pass through inventory price increases to our customers, which is subject to competitive market conditions. In recent inflationary periods, we have generally been able to pass through most cost increases. For example, our operating results in fiscal 2008 were positively impacted by the inflationary environment, largely driven by higher commodity prices. Conversely, during deflationary periods our operating results are generally adversely affected. In fiscal 2009, for example, the food retail sector began experiencing deflation, as input costs declined and price competition among retailers intensified, pressuring sales across the industry. In fiscal 2010, food deflation moderated and, beginning in early fiscal 2011, we began to experience inflation in some commodity driven categories, which has had a slight negative impact on our gross margins as price competition has partially limited our ability to immediately pass through higher prices on certain products.

Cost Management Initiatives

        Our recent operating results reflect the impact of our ongoing initiatives to lower our operating costs to support our margins. For example, we have improved our labor productivity, as measured by items sold per labor hour, over our last three completed fiscal years by approximately 5% annually, and expect to continue to implement initiatives to lower future labor costs. In particular, we expect we will achieve additional labor savings by reducing unproductive labor hours through continued implementation of lean initiatives, including a focus on improving organizational efficiency, work processes and store layouts.

        We have also undertaken a number of initiatives to control and reduce product shrink (e.g., spoiled, damaged, stolen or out-of-date inventory). For example, in fiscal 2010, we began to implement the Periscope software system, a data collection, production planning and product ordering tool that we expect to generate improvements in shrink in most of our perishable departments. This system provides store management with the necessary tools to forecast daily product requirements based on historical customer purchasing data, allowing managers to optimize inventory ordering and production planning relative to customer demand. We are currently in the process of implementing the data collection and production planning components of Periscope and expect to implement the ordering component in the next two to three years.

Targeted Investments in Everyday Low Prices

        Our recent operating results have been impacted by our price cutback initiative that we began to implement in fiscal 2007 in order to improve our pricing compared to conventional supermarket and supercenter competitors. Through this initiative we have lowered our everyday prices on approximately 5,500 to 6,000 key value items in highly competitive and price sensitive markets. As of November 1, 2011, we had implemented this program in a majority of our stores. As a result, a substantial portion of our existing store network has absorbed the impact of the price cutback initiative, and we expect to expand it to other stores depending on local competitive conditions. In addition, we expect to continue to implement local advertising campaigns to highlight price cutbacks. These promotional activities may pressure operating margins during the periods when they are implemented, but can have a significant impact in driving net sales growth.

Store Openings and Store Closings

        Our operating results in any particular period are impacted by the timing of new store openings and store closings. For example, we typically incur higher than normal employee costs at the time of a new store opening associated with set-up and other opening costs. During the first several weeks following a new store opening, operating margins are also affected by promotional discounts and other marketing costs and strategies associated with new store openings, as well as higher shrink and costs related to hiring and training new employees. A new store in our core markets can take a year or more to achieve a level of operating profitability comparable to our company-wide average for existing stores, with a slightly longer time horizon anticipated with respect to our new Chicago stores.

        In addition, many of our new store openings in existing markets have had a near term negative impact on our same-store sales as a result of cannibalization from existing stores in close proximity. Over the longer term, we believe that any such cannibalization will be more than offset by future net sales growth and expanded market share. When we close underperforming stores, we expense the present value of any remaining future lease liabilities, net of expected sublease income, which negatively impacts our operating results during the period of the closure.

        We also look for opportunities to relocate existing stores to improve location, lease terms or store layout. Relocated stores typically achieve a level of operating profitability comparable to our company-wide average for existing stores more quickly than new stores.

        Changes in our store base during the periods presented are summarized below:

	Fiscal Year			Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Stores at beginning of period	153	152	154	153	156	154	155
New stores opened	—	3	1	1	1	1	2
Relocated stores opened	5	4	5	2	2	5	4
Stores closed but relocated	(5)	(4)	(5)	(1)	(2)	(5)	(4)
Stores closed but not relocated	(1)	—	—	—	—	—	—
Stores acquired	—	1	—	—	—	—	—
Stores sold	—	(2)	—	—	—	—	—

Stores at end of period	152	154	155	155	157	155	157

Expanded Private Label Offering

        Delivering high quality private label products is a key component of our pricing and merchandising strategy, as we believe it builds and deepens customer loyalty, enhances our value proposition, generates higher gross margins relative to national brands and improves the breadth and selection of our product offering. A strong private label offering has become an increasingly important competitive advantage in the food retail industry, given consumers' growing focus on value and greater willingness to purchase private label products over national brands.

        Our portfolio of private label items has increased from approximately 1,600 items at the end of fiscal 2005 to approximately 5,100 as of October 1, 2011, with the percentage of sales from private label items increasing from 8.4% to 19.9% during this same period. Because private label items have a lower price point than national brands, as our private label sales mix increases, our overall net sales are reduced but our gross profit and gross margin improve.

Developments in Competitive Landscape

        The U.S. food retail industry is highly competitive. Our competitors include national, regional and local conventional supermarkets, national and regional supercenters, membership warehouse clubs, and alternative food retailers, such as natural foods stores, smaller specialty stores and farmers' markets. In any particular financial period, our results of operations may be impacted by changes to the competitive landscape in one or more of our markets, including as a result of existing competitors expanding their presence or new competitors entering our markets. For example, in recent years we have faced increased competition from the continued expansion of supercenters, such as Walmart throughout our Wisconsin markets and SuperTarget in the Minneapolis/St. Paul area. In certain cases, the impact of these competitive supercenter openings has caused our net sales to decline in the near term. However, the longer term impact of supercenter openings on our overall net sales and market share is more difficult to predict and is dependent on a number of factors in a particular market, including strength of competition, the competitive response by us and other food retailers, and consumer shopping preferences. At times, smaller regional and independent grocers are displaced by supercenter openings, creating an opportunity for us to gain market share.

        Our competitors will often implement significant promotional activities in an effort to gain market share, in particular in connection with new store openings. In order to remain competitive and maintain our market share, we sometimes elect to implement competing promotional activities, which may result in near term pressure on our operating margins unless we are able to implement corresponding cost saving initiatives. Changes in the competitive landscape in our markets may also impact our level of capital expenditures in the event we decide to remodel or relocate an existing store to improve our competitive position.

Interest Expense Associated with Preferred Stock

        During the periods presented prior to April 29, 2010, the liquidation value and unpaid dividends on our participating preferred stock were subject to mandatory payment on September 30, 2012. As a result, we classified our participating preferred stock as a liability on our balance sheet during those periods and recorded the accumulated and unpaid dividends on such preferred stock as interest expense in our statements of income. Dividends on each share accrued on a daily basis at a rate of 12.0% per annum of the liquidation value thereof plus all accumulated and accrued dividends thereon until the date on which the liquidation value of such preferred stock was reduced to zero on account of distributions made on its account and all unpaid dividends in respect of such share were paid in full. As a result of the distributions we have made on account of our preferred stock, all of the preferred stock ceased to accrue dividends and its liquidation value was reduced to zero on April 29, 2010. At that time, we reclassified our participating preferred stock as permanent equity on our balance sheet. For additional information regarding the terms of our existing preferred stock, see Note 11 to our audited consolidated financial statements and Note 13 to our unaudited consolidated financial statements included elsewhere in this prospectus.

Changes in Interest Expense and Loss on Debt Extinguishment

        Our interest expense in any particular period is impacted by our overall level of indebtedness during that period and changes in the interest rates payable on such indebtedness. As a result of certain financing activities, the average interest rate we pay on our indebtedness has increased over the last three fiscal years. In October 2009, we entered into an amendment of our first lien credit facility, which extended a portion of our first lien term loans and modified our interest rate structure. As a result of the October 2009 credit facility amendment, we recognized a loss on debt extinguishment of $5.9 million. In April 2010, we borrowed $150 million under a second lien credit facility in the Recapitalization Transaction, and entered into an additional amendment to our first lien credit facility that further modified our interest rate structure. We intend to use all of the net proceeds we receive from this offering to reduce our outstanding indebtedness and, as a result, expect that after the completion of this offering our interest expense will be lower than in recent periods.

Transaction-Related Charges

        We intend to use all of the net proceeds that we receive from this offering, together with indebtedness from a debt refinancing transaction, to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities. In connection with such repayment, we will record a charge of approximately $             million to write off all of our unamortized deferred financing costs associated with such indebtedness and to reflect the related prepayment premiums. Going forward, our interest expense will include the amortization of the financing costs associated with our new debt financing arrangements.

How We Assess the Performance of Our Business

        In assessing the performance of our business, we consider a variety of performance and financial measures. These key measures include net sales and same-store sales, gross profit, operating and administrative expenses and Adjusted EBITDA.

Net Sales and Same-Store Sales

        We evaluate net sales because it helps us measure the impact of economic trends and inflation or deflation, the effectiveness of our marketing, promotional and merchandising activities, the impact of new store openings and store closings, and the effect of competition over a given period. Net sales represent retail revenues less returns and allowances and sales promotions. We recognize retail revenues at the point of sale. We do not record sales taxes as a component of retail revenues as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

        We also consider same-store sales to be a key indicator in evaluating our performance. Same-store sales controls for the effects of new store openings, making it a useful measure for period-to-period comparisons. Our practice is to include sales from a store in same-store sales beginning 53 weeks following the store's opening. When a store that is included in same-store sales is remodeled or relocated, we continue to include sales from that store in same-store sales. This practice may differ from the methods that our competitors use to calculate same-store or "comparable" sales. As a result, data in this prospectus regarding our same-store sales may not be comparable to similar data made available by our competitors.

        Various factors may affect our net sales and same-store sales, including:

  •
  overall economic trends and conditions;

  •
  consumer preferences and buying trends;

  •
  our competition, including competitor store openings or closings near our stores;

  •
  the pricing of our products, including the effects of inflation or deflation;

  •
  the number of customer transactions in our stores;

  •
  our ability to provide product offerings that generate new and repeat visits to our stores;

  •
  the level of customer service that we provide in our stores;

  •
  our in-store merchandising-related activities;

  •
  our ability to source products efficiently; and

  •
  the number of stores we open, remodel or relocate in any period.

Gross Profit

        We use gross profit to measure the effectiveness of our pricing and procurement strategies as well as initiatives to increase sales of higher margin items and to reduce shrink. We calculate gross profit as net sales less cost of sales. Cost of sales includes product costs, inbound freight, warehousing costs, receiving and inspection costs, distribution costs, and depreciation and amortization expenses associated with our supply chain operations. The components of our cost of sales may not be identical to those of our competitors. As a result, data in this prospectus regarding our gross profit may not be comparable to similar data made available by our competitors.

        Our cost of sales is directly correlated with our overall level of sales. Gross profit as a percentage of net sales is affected by:

  •
  relative mix of products sold;

  •
  shrink resulting from product waste, damage, theft or obsolescence;

  •
  promotional activity; and

  •
  inflationary and deflationary trends.

Operating and Administrative Expenses

        We evaluate our operating and administrative expenses in order to identify areas where we can create savings, such as labor process improvements. Operating and administrative expenses consist primarily of personnel costs, sales and marketing expenses, depreciation and amortization expenses as well as other expenses associated with facilities unrelated to our supply chain network, internal management expenses and expenses for accounting, information systems, legal, business development, human resources, purchasing and other administrative departments.

        Store-level labor costs are generally the largest component of our operating and administrative expenses. Store-level expenses, including labor, rent, utilities and maintenance, generally decrease as a percentage of net sales as our net sales increase. Accordingly, higher sales volumes allow us to leverage our store-level fixed costs to improve our operating margin.

        The components of our operating and administrative expenses may not be identical to those of our competitors. As a result, data in this prospectus regarding our operating and administrative expenses may not be comparable to similar data made available by our competitors. We expect that our operating and administrative expenses will increase in future periods due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company.

Adjusted EBITDA

        We believe that Adjusted EBITDA is a useful performance measure and we use it to facilitate a comparison of our operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting our business. We also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including our senior executives.

        We define Adjusted EBITDA as earnings before interest expense, interest expense associated with preferred stock, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, loss on debt extinguishment and, in fiscal 2006, facility closure and asset impairment costs. All of the omitted items are either (i) non-cash items or (ii) items that we do not consider in assessing our on-going operating performance. Because it omits non-cash items, we feel that Adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization and other non-cash charges and more reflective of other factors that affect our operating performance. Because it omits the other items, we believe Adjusted EBITDA is also more reflective of our on-going operating performance.

        We determine the amount of the LIFO charges that we exclude in calculating Adjusted EBITDA by determining the base year values of beginning and ending inventories that we account for on a LIFO basis using cumulative price indexes as published by the Bureau of Labor Statistics and subtracting the current year difference between inventories calculated on a LIFO basis and the current cost of inventories valued on a FIFO basis.

Basis of Presentation

        Our fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. For the last three completed calendar years, our fiscal year ended on January 3, 2009, January 2, 2010 and January 1, 2011. For ease of reference, we identify our fiscal years in this prospectus by reference to the calendar year ending nearest to such date. For example, "fiscal 2010" refers to our fiscal year ended January 1, 2011. Our fiscal years include 12 reporting periods, with an additional week in the eleventh reporting period for 53 week fiscal years. Fiscal 2009 and 2010 included 52 weeks and fiscal 2008 included 53 weeks.

        The issuer was incorporated and became the ultimate parent company to our business in April 2010 in connection with the Recapitalization Transaction. Specifically, the issuer and our prior parent company were parties to a merger that was completed on April 15, 2010, whereby each outstanding share of preferred and common stock of our prior parent company was converted into one share of the issuer having the same rights, preferences and privileges. This transaction was a reorganization and no change in control resulted from these actions. Accordingly, all of the financial information in this prospectus for periods prior to the completion of such merger represents the results of operations of our prior parent company.

Results of Operations

Retail Store Network

        Our results of operations in any particular period are affected by the number of stores we have in operation during that period. The following table summarizes our store network as of the end of each of our last three fiscal years and our most recently completed interim period, as well as the comparable 2010 interim period.

	As of
	January 3, 2009	January 2, 2010	January 1, 2011	October 2, 2010	October 1, 2011
Number of Stores:
Pick 'n Save	94	95	94	94	93
Rainbow	31	32	32	32	32
Copps	26	26	26	26	26
Metro Market	1	1	2	2	3
Mariano's Fresh Market	—	—	1	1	3

Total	152	154	155	155	157

Number of same-stores	152	150	154	153	155

Percentage of Net Sales Presentation

        The following table sets forth a summary of our consolidated statements of income as a percentage of our net sales. We have derived the data for fiscal 2008, 2009 and 2010 from the audited consolidated financial statements included elsewhere in this prospectus and for the thirteen and thirty-nine weeks ended October 2, 2010 and October 1, 2011, from the unaudited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year			Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	2008	2009	2010	October 2, 2010	October 1, 2011	October 2, 2010	October 1, 2011
Statements of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and Expenses:
Cost of sales	72.9	72.8	73.0	73.0	73.1	72.7	72.7
Operating and administrative	23.0	23.4	23.1	23.3	23.0	23.2	23.1
Interest expense (including amortization of deferred financing costs)	1.4	0.9	1.7	1.9	1.8	1.7	1.9
Interest expense on account of dividends on preferred stock	0.4	0.4	0.1	—	—	0.1	—
Loss on debt extinguishment	—	0.2	—	—	—	—	—

Income before income taxes	2.3	2.3	2.1	1.8	2.1	2.3	2.3
Provision for income taxes	1.0	1.1	0.9	0.7	0.8	1.0	0.9

Net income	1.3%	1.2%	1.2%	1.1%	1.3%	1.3%	1.4%

Thirteen Weeks Ended October 1, 2011 Compared with Thirteen Weeks Ended October 2, 2010

        For ease of reference, we refer to the thirteen weeks ended October 1, 2011 as the "third quarter 2011" and we refer to the thirteen weeks ended October 2, 2010 as the "third quarter 2010" throughout this section.

        Net Sales.    Net sales were $976.9 million for the third quarter 2011, an increase of $37.8 million, or 4.0%, as compared to $939.0 million for the third quarter 2010. The increase was primarily due to approximately $21.2 million of net sales from the opening of three new stores during fiscal 2010 and 2011, and from an increase in same-store sales of 1.7%. Our same-store sales increase was due to an increase in average transaction size of 3.1%, offset by a slight decline in the number of customer transactions of 1.4%.

        Gross Profit.    Gross profit was $263.2 million for the third quarter 2011, an increase of $10.1 million, or 4.0%, from $253.1 million for the third quarter 2010. Gross profit, as a percentage of net sales, decreased slightly to 26.9% for the third quarter 2011 compared to 27.0% for the third quarter 2010, primarily due to continued investment in lower everyday retail prices.

        Operating and Administrative Expenses.    Operating and administrative expenses were $224.5 million for the third quarter 2011, an increase of $5.5 million, or 2.5%, from $219.0 million for the third quarter 2010, primarily attributable to increased net sales and store count. Operating and administrative expenses, as a percentage of net sales, decreased to 23.0% for the third quarter 2011 compared to 23.3% for the third quarter 2010. The decrease as a percentage of net sales is primarily due to reduced store payroll and employee benefit costs, resulting from labor productivity improvements.

        Interest Expense.    Interest expense, including the amortization of deferred financing costs, was $18.1 million for both the third quarter 2011 and 2010.

        Income Taxes.    Provision for income taxes was $8.2 million for the third quarter 2011, an increase of $1.7 million from $6.5 million for the third quarter 2010, as a result of higher income before income taxes. The effective income tax rate was 40.0% for the third quarter 2011 and 40.8% for the third quarter 2010. The decrease in the effective income tax rate was primarily due to different state income tax rates in states where we operate and the mix of our earnings in those states.

        Net Income.    As a result of the factors described above, net income for the third quarter 2011 increased $2.9 million, or 31.1%, to $12.4 million from $9.5 million for the third quarter 2010.

Thirty-Nine Weeks Ended October 1, 2011 Compared with Thirty-Nine Weeks Ended October 2, 2011

        Net Sales.    Net sales were $2.87 billion for the thirty-nine weeks ended October 1, 2011, an increase of $54.6 million, or 1.9%, from $2.82 billion for the thirty-nine weeks ended October 2, 2010. The increase was primarily due to $54.3 million of net sales from new stores opened during 2010 and 2011, partially offset by the effect of competitor store openings. Additionally, same-store sales were 0.2% higher than the prior year period due to a 2.6% increase in the average transaction size, partially offset by a 2.4% decrease in the number of customer transactions. Same-store sales were also positively impacted by store relocations during the period.

        Gross Profit.    Gross profit for the thirty-nine weeks ended October 1, 2011 was $783.2 million, an increase of $13.2 million, or 1.7%, from $770.0 million for the thirty-nine weeks ended October 2, 2010, attributable to higher sales volumes. Gross profit, as a percentage of net sales, was 27.3% for the thirty-nine weeks ended October 1, 2011 and October 2, 2010.

        Operating and Administrative Expenses.    Operating and administrative expenses were $663.8 million for the thirty-nine weeks ended October 1, 2011, an increase of $10.7 million, or 1.6%, from $653.1 million for the thirty-nine weeks ended October 2, 2010. The increase in operating and administrative expenses was primarily due to higher store occupancy costs related to new stores and increased rent on relocated stores. Operating and administrative expenses, as a percentage of net sales, decreased to 23.1% for the thirty-nine weeks ended October 1, 2011 compared to 23.2% for the thirty-nine weeks ended October 2, 2010. The decrease as a percentage of net sales was primarily due to reduced store payroll and employee benefit costs, resulting from labor productivity improvements.

        Interest Expense.    Interest expense, including the amortization of deferred financing costs, was $54.6 million for the thirty-nine weeks ended October 1, 2011, an increase of $5.9 million, or 12.1%, from $48.7 million for the thirty-nine weeks ended October 2, 2010. The increase was primarily due to increased interest rates and increased overall level of indebtedness as a result of the Recapitalization Transaction in April 2010.

        Interest Expense Associated with Preferred Stock.    There was no interest expense on account of dividends on preferred stock for the thirty-nine weeks ended October 1, 2011, as compared to $2.7 million for the thirty-nine weeks ended October 2, 2010. The preferred stock ceased to accrue dividends on April 29, 2010.

        Income Taxes.    Provision for income taxes was $25.9 million for the thirty-nine weeks ended October 1, 2011, a decrease of $2.0 million from $27.9 million for the thirty-nine weeks ended October 2, 2010. The effective income tax rate was 40.0% for the thirty-nine weeks ended October 1, 2011 and 42.6% for the thirty-nine weeks ended October 2, 2010. The decrease in the effective income tax rate was primarily due to different state income tax rates in states where we operate and the mix of our earnings in those states as well as to the effect of the preferred stock ceasing to accrue dividends, which were non-deductible for tax purposes, on April 29, 2010.

        Net Income.    As a result of the factors described above, net income for the thirty-nine weeks ended October 1, 2011 increased $1.3 million, or 3.4%, to $38.9 million from $37.6 million for the thirty-nine weeks ended October 2, 2010.

Fiscal 2010 Compared with Fiscal 2009

        Net Sales.    Net sales were $3.77 billion for fiscal 2010, an increase of $21.2 million, or 0.6%, from $3.75 billion for fiscal 2009. This increase was primarily due to $82.7 million of net sales attributable to four new stores opened and one store acquired during fiscal 2009 and 2010. This increase was somewhat offset by the sale of one store, a decrease in wholesale sales and a 0.8% decrease in our same-store sales. The same-store sales decrease was due to a 1.6% decrease in the number of customer transactions offset by a 0.8% increase in the average transaction size, and was impacted by the cannibalization of sales at certain of our existing stores resulting from opening new stores in close proximity to existing stores. In addition, our same-store sales were positively impacted by the acquisition of 20 pharmacies.

        Gross Profit.    Gross profit was $1.02 billion for fiscal 2010, a slight decrease of $1.0 million, or 0.1%, from $1.02 billion for fiscal 2009. Gross profit, as a percentage of net sales, was 27.0% for fiscal 2010, compared to 27.2% for fiscal 2009. The decrease in gross profit as a percentage of net sales was due primarily to price reductions related to our continued investment in lower everyday retail prices and increased expense related to promotional activity in certain of our markets, partially offset by reduced shrink.

        Operating and Administrative Expenses.    Operating and administrative expenses were $869.0 million for fiscal 2010, a decrease of $7.5 million, or 0.9%, from $876.5 million for fiscal 2009. Operating and administrative expenses, as a percentage of net sales, decreased to 23.1% for fiscal 2010, compared with 23.4% for fiscal 2009. The decrease was primarily due to labor and benefit cost improvements partially offset by an increase in occupancy costs, primarily due to new store openings and increased lease expense on store relocations.

        Interest Expense.    Interest expense, including the amortization of deferred financing costs, was $66.9 million for fiscal 2010, an increase of $32.8 million, from $34.1 million for fiscal 2009. The increase was primarily due to higher interest rates on our existing first lien credit facilities and increased indebtedness related to the Recapitalization Transaction.

        Interest Expense Associated with Preferred Stock.    Interest expense on account of dividends on preferred stock was $2.7 million for fiscal 2010, a decrease of $12.1 million, from $14.8 million for fiscal 2009. The preferred stock ceased to accrue dividends on April 29, 2010.

        Income Taxes.    Provision for income taxes was $33.2 million for fiscal 2010, a decrease of $7.4 million, from $40.6 million for fiscal 2009. The effective income tax rate was 41.8% for fiscal 2010 and 46.3% for fiscal 2009. The decrease in the effective income tax rate was primarily due to different state income tax rates in the states where we operate and the mix of our earnings in those states as well as to the effect of the preferred stock ceasing to accrue dividends, which were non-deductible for tax purposes, on April 29, 2010.

        Net Income.    As a result of the forgoing factors, net income was $46.2 million for fiscal 2010, a $1.0 million decrease from $47.2 million for fiscal 2009.

Fiscal 2009 Compared With Fiscal 2008

        Net Sales.    Net sales were $3.75 billion for fiscal 2009, a decrease of $121.4 million, or 3.1%, from $3.87 billion for fiscal 2008. The decrease was primarily attributable to the impact of an additional week in fiscal 2008, which resulted in additional net sales in 2008 of approximately $75 million, a $40.0 million decrease in wholesale sales resulting from the continued divestiture of our wholesale operations, the sale of two of our stores and a 1.2% decrease in same-store sales. The same-store sales decrease was due to a 1.7% decrease in the average customer transaction size, partially offset by a 0.5% increase in the number of transactions. The growth in the number of transactions was partially limited by cannibalized sales from in-market new store expansion.

        Gross Profit.    Gross profit was $1.02 billion for fiscal 2009, a decrease of $27.2 million, or 2.6%, from $1.05 billion for fiscal 2008, primarily attributable to reduced sales. Gross profit, as a percentage of net sales, was 27.2% for fiscal 2009 and 27.1% for fiscal 2008. The increase in gross profit as a percentage of net sales was due primarily to increased sales in our higher margin retail operations, as we continued to divest our wholesale operations, partially offset by price reductions related to our continued investment in lower everyday retail prices.

        Operating and Administrative Expenses.    Operating and administrative expenses were $876.5 million for fiscal 2009, a decrease of $14.5 million, or 1.6%, from $891.0 million for fiscal 2008. Operating and administrative expenses, as a percentage of net sales, increased to 23.4% for fiscal 2009, compared with 23.0% for fiscal 2008. The increase as a percentage of net sales was due primarily to reduced leveraging of fixed costs resulting from lower sales.

        Interest Expense.    Interest expense, including the amortization of deferred financing costs, was $34.1 million for 2009, a decrease of $18.1 million, from $52.2 million for 2008. The decrease was primarily due to a reduction in LIBOR.

        Interest Expense Associated with Preferred Stock.    Interest expense on account of dividends on preferred stock was $14.8 million for fiscal 2009, a slight increase of $0.4 million, from $14.4 million for fiscal 2008.

        Loss on Debt Extinguishment.    On October 30, 2009, we amended our first lien credit facility, which extended a portion of our term loan and modified our interest rate structure. This amendment was considered an extinguishment of a portion of the related indebtedness, and as a result of this amendment, we recognized a loss on debt extinguishment of $5.9 million.

        Income Taxes.    Provision for income taxes was $40.6 million for fiscal 2009, an increase of $1.4 million, from $39.2 million for fiscal 2008. The effective income tax rate was 46.3% for fiscal 2009 and 44.3% for fiscal 2008. The increase in the effective income tax rate was primarily due to different state income tax rates in the states where we operate and the mix of our earnings in those states.

        Net Income.    As a result of the forgoing factors, net income was $47.2 million for fiscal 2009, a $2.2 million decrease from $49.4 million for fiscal 2008.

Quarterly Results of Operations

        The following tables set forth unaudited quarterly consolidated statement of income data for all quarters of fiscal 2010 and for the first three quarters of fiscal 2011. We have prepared the statement of income data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of our management, each statement of income includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Fiscal 2010				Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(unaudited)				(unaudited)
	(dollars in thousands)
Statement of Income Data:
Net sales	$922,400	$957,200	$939,047	$948,341	$916,016	$980,365	$976,881
Costs and Expenses:
Cost of sales	667,097	695,603	685,903	700,316	660,711	715,675	713,699
Operating and administrative	218,177	215,921	219,041	215,834	222,419	216,933	224,455
Interest expense (including amortization of deferred financing costs)	13,005	17,600	18,124	18,214	18,260	18,185	18,126
Interest expense on account of dividends on preferred stock	2,043	673	—	—	—	—	—

Income before income taxes	$22,078	$27,403	$15,979	$13,977	$14,626	$29,572	$20,601
Provision for income taxes	9,864	11,484	6,524	5,372	5,854	11,825	8,240

Net income	$12,214	$15,919	$9,455	$8,605	$8,772	$17,747	$12,361

	Fiscal 2010				Fiscal 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(unaudited)				(unaudited)
	(as a percentage of net sales)
Statement of Income Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and Expenses:
Cost of sales	72.3	72.7	73.0	73.8	72.1	73.0	73.1
Operating and administrative	23.7	22.6	23.3	22.8	24.3	22.1	23.0
Interest expense (including amortization of deferred financing costs)	1.4	1.8	1.9	1.9	2.0	1.9	1.8
Interest expense on account of dividends on preferred stock	0.2	0.1	—	—	—	—	—

Income before income taxes	2.4	2.8	1.8	1.5	1.6	3.0	2.1
Provision for income taxes	1.1	1.2	0.7	0.6	0.6	1.2	0.8

Net income	1.3%	1.6%	1.1%	0.9%	1.0%	1.8%	1.3%

Seasonality

        The food retail industry and our net sales are affected by seasonality. Our average weekly net sales fluctuate during the year and are usually highest in the second and fourth quarters, when customers make holiday purchases.

Liquidity and Capital Resources

Overview

        Our principal sources of liquidity are cash flow generated from operations and borrowings under our revolving credit facility. Our principal uses of cash are to provide for working capital, finance capital expenditures, meet debt service requirements and pay stockholder dividends. The most significant components of our working capital are cash, inventories and accounts payable. Our working capital was $62.2 million at October 1, 2011, compared to $28.2 million at January 1, 2011. The increase was due primarily to increases in cash and inventories partially offset by an increase in accounts payable.

        At October 1, 2011, we had $107.0 million of cash and cash equivalents and $67.3 million of availability under our revolving credit facility. We also had an aggregate of $837.1 million of outstanding indebtedness under term loans, no outstanding borrowings under our revolving credit facility and outstanding letters of credit of $27.7 million. Subsequent to October 1, 2011, we used approximately $54.0 million of our existing cash to make a scheduled principal payment on the term loan under our existing first lien credit facility.

        We intend to use all of the net proceeds that we receive from this offering, together with indebtedness incurred pursuant to a debt refinancing transaction, to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities. We will, however, continue to have significant debt service obligations following the completion of this offering. We believe that our cash flow from operating activities, together with available borrowings under our new senior credit facility, will be sufficient to fund our anticipated working capital, planned capital expenditures and debt service requirements for at least the next twelve months. Our ability to continue to fund these items and pay quarterly dividends may be affected by general economic, competitive and other factors, many of which are outside of our control. If our future cash flow from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our expected quarterly dividends or capital expenditures, sell assets, obtain additional debt or equity capital or refinance all or a portion of our debt.

Cash Flows

        A summary of operating, investing and financing activities is shown in the following table:

				Thirty-Nine Weeks Ended
	Fiscal Year
				October 2, 2010	October 1, 2011
	2008	2009	2010
				(unaudited)
	(in thousands)
Net cash provided by operating activities	$169,993	$175,362	$40,633	$49,079	$126,986
Net cash used in investing activities	(70,710)	(93,689)	(57,754)	(45,693)	(48,202)
Net cash used in financing activities	(90,817)	(99,200)	(21,365)	(18,657)	(8,207)

Increase (decrease) in cash and cash equivalents	$8,466	$(17,527)	$(38,486)	$(15,271)	$70,577

Cash and cash equivalents at end of period	$92,448	$74,921	$36,435	$59,650	$107,012

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities was $127.0 million for the thirty-nine weeks ended October 1, 2011, compared with $49.1 million for the comparable period in 2010. The increase in net cash provided by operating activities was due primarily to vendor payments that were made in late 2010, rather than early 2011. Net cash provided by operating activities was also impacted by a decrease in income taxes paid, offset by an increase in inventories and an increase in interest payments.

        Net cash provided by operating activities was $40.6 million during fiscal 2010 compared to $175.4 million during fiscal 2009. The decrease in net cash provided by operating activities in 2010 was due primarily to a decrease in accounts payable resulting from vendor payments that were made in late 2010, rather than early 2011 as well as an increase in interest payments.

        Net cash provided by operating activities was $175.4 million during fiscal 2009 compared to $170.0 million in during fiscal 2008. The increase in net cash provided by operating activities in 2009 was due primarily to a reduction in interest payments and an increase in accounts payable resulting from the timing of payments, partially offset by lower operating income, an increase in income tax paid and an increase in inventory.

        Net Cash Used in Investing Activities.    Net cash used in investing activities consists primarily of capital expenditures for opening new stores and relocating and remodeling existing stores, as well as investments in information technology, store maintenance and our supply chain.

        Net cash used in investing activities was $48.2 million for the thirty-nine weeks ended October 1, 2011. This primarily related to capital expenditures of $48.6 million, partially offset by $0.4 million of proceeds from asset sales.

        Net cash used in investing activities was $57.8 million during fiscal 2010. Net cash used during the period related primarily to capital expenditures of $62.9 million partially offset by $5.9 million of proceeds from asset sales.

        Net cash used in investing activities was $93.7 million during fiscal 2009. Net cash used during the period related primarily to capital expenditures of $76.4 million and the acquisition of substantially all of the assets related to 20 pharmacies located in our stores for approximately $16.6 million.

        Net cash used in investing activities was $70.7 million during fiscal 2008 primarily due to capital expenditures of $76.5 million, partially offset by $5.7 million of proceeds from asset sales.

        Net Cash Used in Financing Activities.    Net cash used in financing activities was $8.2 million for the thirty-nine weeks ended October 1, 2011 and consisted of repayments of debt and capital lease obligations.

        Net cash used in financing activities was $21.4 million during fiscal 2010. Net cash used in financing activities in 2010 was due primarily to payments of $10.6 million on our long-term debt and capital lease obligations and $7.9 million in financing costs. In addition, during 2010, we received net proceeds of $147.0 million from our second lien credit facility, which was used to fund $150.0 million in dividends to equity holders and payment of preferred stock liquidation value pursuant to the Recapitalization Transaction.

        Net cash used in financing activities was $99.2 million during fiscal 2009. Net cash used in financing activities in 2009 was due primarily to the payment of $75.0 million in dividends to equity holders and payment of liquidation value, $10.3 million of payments on our long-term debt and capital lease obligations and $9.7 million in financing costs.

        Net cash used in financing activities was $90.8 million during fiscal 2008. Net cash used in financing activities in fiscal 2008 was due primarily to payments of $87.4 million on our long-term debt and capital lease obligations.

Capital Expenditures

        We estimate that our total capital expenditures for fiscal 2011 will be approximately $60 to $65 million, related to new and relocated store expenditures and remodels of existing stores, as well as expenditures related to information technology, store maintenance and our supply chain. During the thirty-nine weeks ended October 1, 2011, we invested $48.6 million of the total capital expenditures projected for the year.

New Senior Credit Facility

        In connection with this offering, we anticipate entering into a new senior credit facility, which is expected to provide for a revolving credit facility of at least $             million. The new senior credit facility may also include term loans depending on market conditions and other financing alternatives available to us in connection with the debt refinancing we intend to complete concurrently with the closing of this offering. We are still in preliminary discussions with our potential arrangers and lenders with respect to the terms of the new senior credit facility and the specific form of the debt refinancing transaction. In general, we expect that the new senior credit facility will contain representations and warranties, financial and restrictive covenants, events of defaults and collateral arrangements that are customary for this type of financing. In this regard, we expect that the new senior credit facility will condition our ability to pay dividends on our common stock on our continued compliance with one or more financial ratios. The actual terms of our new senior credit facility will depend on the results of negotiations with our lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under our new senior credit facility.

Existing Credit Facilities

        On October 30, 2009, we amended our first lien credit facility. Under the terms of this amendment, the maturities of approximately $649 million of the $704 million total outstanding term loans, and $95 million of the $125 million revolving credit facility were extended for two years from the original maturity dates. The extended term loan is repayable (i) in quarterly installments of approximately $1.8 million through September 2011, (ii) with a one-time payment of approximately $54 million in November 2011, (iii) in quarterly installments of approximately $1.7 million from December 2011 to September 2013, and (iv) with a one-time payment of the remaining balance in November 2013. The extended revolving credit facility matures in November 2012. Subsequent to our third quarter ending October 1, 2011, we repaid the $54 million due on the unextended portion of our first lien term loans.

        The extended term loan and the extended revolving credit facility bear interest based upon LIBOR or base rate options. Under the LIBOR option, the applicable rate is LIBOR plus 5.00%, subject to a minimum floor of 2.0% for purposes of determining LIBOR. Under the base rate option, the applicable rate of interest is the base rate plus 4.00%. Commitment fees of 0.6% accrue on the unutilized portion of the extended revolving credit facility.

        On April 16, 2010, we borrowed $150 million under our second lien credit facility in the Recapitalization Transaction. These loans mature in April 2016 and bear interest based upon LIBOR or base rate options. Under the LIBOR option for the second lien loans, the applicable rate is LIBOR plus 8.0%, subject to a minimum floor of 2% for purposes of determining LIBOR. Under the base rate option for the second lien loans, the applicable rate is the base rate plus 7.0%.

        Our existing credit facilities contain various restrictive covenants which: (i) prohibit us from prepaying other indebtedness, (ii) require us to maintain specified financial ratios, such as (a) a minimum fixed charge coverage ratio, (b) a maximum ratio of senior debt to EBITDA and (c) a maximum ratio of total debt to EBITDA; and (iii) limit our capital expenditures. In addition, the credit facilities prohibit us from declaring or paying any dividends if we fail to perform our obligations under or fail to meet the conditions of the credit facilities or if payment creates a default under the credit facilities. As of October 1, 2011, we were in compliance with our financial covenants for all of our indebtedness.

        We intend to use all of the net proceeds that we receive from this offering, together with proceeds from a debt refinancing transaction, to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities. See "Use of Proceeds" and "Description of Certain Indebtedness."

Off-Balance Sheet Items

General

        We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. With the exception of operating lease and pension obligations, we do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into or disclosed in our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Multiemployer Plans

        We are a party to four underfunded multiemployer pension plans on behalf of our union-affiliated employees. This underfunding has increased in part due to increases in the costs of benefits provided or paid under these plans as well as lower returns on plan assets. The unfunded liabilities of these plans may result in increased future payments by us and other participating employers. Going forward, our required contributions to these multiemployer plans could increase as a result of many factors, including the outcome of collective bargaining with the unions, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the payment of a withdrawal liability if we choose to exit a plan. We expect meaningful increases in contribution expense as a result of required incremental plan contributions to reduce underfunding. Our risk of future increased payments may be greater if other participating employers withdraw from the plan and are not able to pay the total liability assessed as a result of such withdrawal, or if the pension plan adopts surcharges and/or increased pension contributions as part of a rehabilitation plan.

Contractual Obligations

        The following table of material debt and lease commitments at January 1, 2011 summarizes the effect these obligations are expected to have on our cash flow in the future periods as set forth in the table below (dollars in thousands):

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt (1)	$886,655	$64,367	$642,899	$10,551	$168,838
Interest (1)	230,268	65,030	123,617	34,061	7,560
Operating leases	1,612,705	106,720	217,499	211,906	1,076,580
Sublease income	(22,371)	(5,287)	(7,074)	(3,405)	(6,605)

Total commitments	$2,707,257	$230,830	$976,941	$253,113	$1,246,373

(1)
Includes principal and interest payments for our outstanding indebtedness and capital lease obligations. See Note 7 to the consolidated financial statements. Interest payments have been estimated based on the coupon rate for fixed rate obligations or the rate in effect at January 1, 2011 for variable rate obligations. Interest obligations exclude amounts which have been accrued through January 1, 2011.

        The following reflects our contractual obligations as of January 1, 2011 on an adjusted basis after giving effect to this offering and a debt refinancing transaction to repay all of our outstanding borrowings and other amounts owing under our existing credit facilities (dollars in thousands):

	Total		Less than 1 Year		1 - 3 Years		3 - 5 Years		More than 5 Years
Long-term debt (1)	$		$		$		$		$
Interest (1)
Operating leases		1,612,705		106,720		217,499		211,906		1,076,580
Sublease income		(22,371)		(5,287)		(7,074)		(3,405)		(6,605)

Total commitments	$		$		$		$		$

(1)
Includes principal and interest payments for our debt financing arrangements and outstanding capital lease obligations. We have estimated the future interest payments based on expected terms of the debt refinancing transaction.

        As of January 1, 2011, we have $7.7 million of unrecognized tax benefits. We believe it is reasonably possible that tax audit resolutions could reduce our unrecognized tax benefits by $3.6 million in the next 12 months. These amounts have been excluded from the contractual obligations table because a reasonably reliable estimate of the period of cash settlement with the respective taxing authorities cannot be determined due to uncertainty regarding the timing of future cash outflows associated with these liabilities.

        All of our purchase obligations are cancelable and therefore not included in the above tables.

        We had outstanding letters of credit that total approximately $27.4 million at January 1, 2011.

        We are required to make contributions to our defined benefit plans. These contributions are required under the minimum funding requirements of ERISA. Our estimated minimum required contributions to our defined benefit plans are approximately $12.8 million, of which we made aggregate payments of $11.8 million through October 1, 2011 for fiscal 2011, and approximately $8.9 million for fiscal 2012. Our estimated fiscal 2011 payments under our multiemployer pension plans total approximately $12.0 million, of which we have made aggregate payments of $9.0 million through October 1, 2011. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit plans, such as interest rate levels, the amount and timing of asset returns and the impact of proposed legislation, we are not able to reasonably estimate our aggregate future required contributions beyond 2012.

Quantitative and Qualitative Disclosure About Market Risk

        Our market risks relate primarily to changes in interest rates. Our existing credit facilities bear floating interest rates that are tied to LIBOR or alternate base rates and, therefore, our statements of income and our cash flows will be exposed to changes in interest rates. A one percentage point increase in LIBOR above the 2% minimum floor would cause an increase to the interest expense on our borrowings under our credit facilities of approximately $7.8 million. We historically have not engaged in interest rate hedging activities related to our interest rate risk.

        At October 1, 2011, we had cash and cash equivalents of $107.0 million, of which we subsequently used approximately $54.0 million to make a scheduled principal payment on the term loan under our existing first lien credit facility. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

        We do not have any foreign currency or any other material derivative financial instruments.

Critical Accounting Policies and Estimates

        The preparation of our financial statements in conformity with GAAP requires us to make estimates, assumptions and judgments that affect amounts of assets and liabilities reported in the consolidated financial statements, the disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the year. We believe our estimates and assumptions are reasonable; however, future results could differ from those estimates.

        Critical accounting policies reflect material judgment and uncertainty and may result in materially different results using different assumptions or conditions. We identified the following critical accounting policies and estimates: inventories, income taxes, discounts and vendor allowances, allowance for losses on receivables, closed facility commitments, reserves for self-insurance, employee benefit plans, goodwill and impairment of long-lived assets. For a detailed discussion of accounting policies, please refer to the notes to the consolidated financial statements.

Inventories

        Inventories are recorded at the lower of cost or market. Substantially all of our inventory consists of finished goods. Cost is calculated on a FIFO and a LIFO basis for approximately 63% and 37%, 62% and 38%, and 63% and 37%, of our inventories at October 1, 2011, January 1, 2011 and January 2, 2010, respectively. We use the link chain method for computing dollar value LIFO, whereby the base year values of beginning and ending inventories are determined using price indexes published by the Bureau of Labor Statistics. We use a combination of the retail inventory method ("RIM") and weighted average cost method to determine the current cost of inventory before any LIFO reserve is applied. Under RIM, the current cost of inventories and gross margins are calculated by applying a cost-to-retail ratio to the current retail value of inventories. The weighted average cost method is used for our supply chain and perishable store inventories and the RIM method is used for all other inventories. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, our inventories would have been higher by approximately $19.7 million, $17.9 million, and $16.2 million as of October 1, 2011, January 1, 2011 and January 2, 2010, respectively.

Income Taxes

        We pay income taxes based on tax statutes, regulations and case law of the various jurisdictions in which we operate. At any one time, multiple tax years are subject to audit by the various taxing authorities. Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        We recognize an income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The income tax benefit recognized in our financial statements from such a position is measured based on the largest estimated benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Discounts and Vendor Allowances

        Purchases of product at discounted costs are recorded in inventory at the discounted cost until sold. Volume and other program allowances are accrued as a receivable when it is reasonably assured they will be earned and reduce the cost of the related inventory for product on hand or cost of sales for product already sold. Vendor allowances received to fund advertising and certain other expenses are recorded as a reduction of our expense for such related advertising or other expense, if such vendor allowances reimburse us for specific, identifiable and incremental costs incurred by us in selling the vendor's product. Any excess reimbursement over our cost is classified as a reduction to cost of sales.

Allowances for Losses on Receivables

        Management makes estimates of the uncollectibility of its accounts and notes receivable portfolios. In determining the adequacy of the allowances, management analyzes its accounts based on historical collection experience, aging of receivables and other economic and industry factors. It is possible that the accuracy of the estimation process could be materially impacted by different judgments as to collectability based on the information considered and further deterioration of accounts.

Closed Facility Commitments

        In prior years, we leased store sites which we have subleased to qualified independent retailers at rates that are generally equal to the rent paid by us. We also lease store sites for our retail operations. Under the terms of the original lease agreements, we remain primarily liable for any properties that are subleased as well as our own retail stores. Should a retailer be unable to perform under the sublease or should we close underperforming stores, we would record a charge to earnings for the discounted cost of the remaining term of the lease and related costs, less any anticipated sublease income. Should the number of defaults by sublessees or store closures increase, or the actual sublease income be less than estimated, the remaining lease commitments we must record could have a material adverse effect on our operating results and cash flows. Early settlements of lease obligations with the landlord and the discount rate used to calculate the estimated liability will also impact recorded balances or future results.

Reserves for Self-Insurance

        We are primarily self-insured for potential liabilities for workers' compensation, general liability and employee health care benefits. It is our policy to record the liability based on claims filed and a consideration of historical claims experience, demographic factors and other actuarial assumptions for those claims incurred but not yet reported. Any projection of losses concerning these claims is subject to a considerable degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

Employee Benefit Plans

        Certain of our employees are covered by noncontributory defined benefit pension plans. GAAP requires that we recognize in our consolidated balance sheet a liability for pension plans which are underfunded or unfunded, or an asset for defined benefit plans which are overfunded. GAAP also requires that we measure the benefit obligations and fair value of plan assets that determine our defined benefit plans' funded status as of our fiscal year end date. We currently use a December 31 measurement date. We record, as a component of accumulated other comprehensive income/(loss), actuarial gains or losses that have not yet been recognized.

        The determination of our obligation and expense for Company-sponsored pension plans is dependent upon assumptions we select for use by actuaries in calculating those amounts. Those assumptions are described in Note 8 to our consolidated financial statements and include the discount rate and expected long-term rate of return on plan assets. Actual returns on plan assets and changes in the interest rates used to determine the discount rate may significantly impact pension expense and cash contributions in the future.

Goodwill

        Goodwill is reviewed for impairment on an annual basis (as of the first day of the third quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Fair value is determined based on the discounted cash flows and comparable market values of the reporting unit. If the fair value of the reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.

        Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate market rates. Our judgments are based on historical experience, current market trends and other information. In estimating future cash flows, we rely on internally generated forecasts for operating profits and cash flows, including capital expenditures. Based on our annual review during fiscal 2008, 2009, and 2010, no goodwill impairment charge was required to be recorded.

Impairment of Long-Lived Assets Other Than Goodwill

        Long-lived assets are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of such assets to the undiscounted future cash flows expected to be generated by such assets. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the carrying amount of the asset exceeds its fair value. We consider factors such as historic or forecasted operating results, trends and future prospects, current market value, significant industry trends and other economic and regulatory factors in performing these analyses. Using different assumptions and definitions could result in a change in our estimates of cash flows and those differences could produce materially different results.

Recent Accounting Pronouncements

        In June 2011, FASB amended its rules regarding the presentation of comprehensive income. The objective of this amendment is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Specifically, this amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new rules will become effective during interim and annual periods beginning after December 15, 2011. Because the standard only affects the display of comprehensive income and does not affect what is included in comprehensive income, the standard will not have a material effect on our consolidated financial statements.

        In September 2011, FASB amended its standards regarding disclosure requirements for employers participating in multiemployer pension and other postretirement benefit plans ("multiemployer plans") to improve transparency and increase awareness of the commitments and risks involved with participation in multiemployer plans. The amended disclosures require employers participating in multiemployer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer's involvement in multiemployer plans. The new rules will be effective for our fiscal year ending December 31, 2011 and will result in enhanced disclosures, but will not otherwise have an impact on our consolidated financial statements.

BUSINESS

Overview

        We are a leading Midwest supermarket chain with a 139-year operating history. We have achieved leading market positions in our core markets and are the largest grocery retailer in the state of Wisconsin. We provide our customers with a compelling one-stop shopping experience featuring a high level of customer service in our attractive and convenient stores. Our product assortment includes high quality perishables and a broad selection of national brand and private label products at competitive prices. Many of our product categories include natural and organic options, catering to our customers' focus on healthier eating choices. As of November 1, 2011, we operated 158 grocery stores in Wisconsin, Minnesota and Illinois under the Pick 'n Save, Rainbow, Copps, Metro Market and Mariano's Fresh Market retail banners, which are served by our three strategically located distribution centers and our food processing and preparation commissary.

        The table below sets forth certain information regarding our store network as of November 1, 2011:

Retail Banner:
Principal Geographic Market:	Primarily Milwaukee and Eastern Wisconsin	Minneapolis/St. Paul	Madison and Northern Wisconsin	Milwaukee	Chicago
Number of Stores:	93	32	26	3	4

        Our business is characterized by the following key elements:

  •
  Leading Local Market Presence and Significant Regional Scale.  We generate the majority of our sales in markets where we hold the number one market share position and have developed significant regional scale through our large, concentrated store network that is served by our three well-positioned distribution centers and modern commissary. Our regional scale translates into significant competitive advantages in areas such as merchandising, logistics, store location as well as customer recognition and loyalty. We have recently expanded into the contiguous Chicago market, opening four stores since July 2010, where we believe we can leverage our strong regional presence, including our distribution infrastructure, and our management team's in-depth local market knowledge.

  •
  Compelling Customer Value Proposition.  We offer our customers a compelling shopping experience compared to other food retailers through a combination of competitive everyday pricing, attractive promotions and a broad assortment of high quality offerings, all complemented by our high level of customer service. Our local market history and focus enable us to tailor our product offerings to our customers through a seasonal mix of fresh produce, high quality meats, natural and organic products, prepared foods and specialty grocery items such as local artisanal cheeses. In addition, we complement our broad offering of national brands with a well-developed portfolio of private label products, many of which we believe offer quality equal to or better than that of national brands but at a lower price. We believe our private label products reinforce our value proposition and help build customer loyalty.

  •
  Desirable Locations and Attractive Store Format.  As a result of our long operating history in our core markets, many of our stores are located in desirable, high traffic locations in close proximity to the homes and places of work of our target customers. Our stores average approximately 61,000 square feet in size, which is larger than the industry average for conventional supermarkets. Our store format enables us to offer an expansive selection of well-displayed specialty products, such as prepared foods, deli and bakery products, as well as beer, wine and spirits, in a convenient, easy-to-shop environment. In addition, we operated 97 full-service pharmacies within our stores as of November 1, 2011.

        These key elements of our business have enabled us to generate consistent operating results, including throughout the recent economic downturn. During fiscal 2008 (53 weeks), 2009 and 2010, we generated net sales of approximately $3.87 billion, $3.75 billion and $3.77 billion, respectively, and Adjusted EBITDA of approximately $239 million, $222 million and $223 million, respectively. During the same periods, our net income was approximately $49.4 million, $47.2 million and $46.2 million, respectively. For a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, see Note (5) to the tables included in "Summary Historical Consolidated Financial and Other Data."

Our Competitive Strengths

        We attribute our success in large part to the following competitive strengths:

        Leading Market Share with Local Market Expertise.    We hold leading positions in our core markets, and believe that our estimated weighted average market share of 44% across our Wisconsin markets is among the highest regional penetration rates of U.S. grocers. See "Market and Industry Data" for a discussion of our market share sources and calculation methodology. Our market positions for 2010 in each of our core markets are summarized below:

Core Market	Number of Stores (1)	Market Position (2)	Approximate Market Share (2)
Wisconsin:
Milwaukee	60	#1	55%
Madison	15	#1	33
Racine	6	#1	35
Appleton	5	#2	22
Oshkosh-Neenah	4	#1	39
Minneapolis/St. Paul, Minnesota	32	#3	12

(1)
As of November 1, 2011.

(2)
Company estimate based upon data included in Metro Market Studies, Grocery Distribution Analysis and Guide, 2011; see "Market and Industry Data."

        Our leading market share, regional scale and knowledge of local markets and customers provide us with significant competitive advantages, which include:

  •
  effective merchandising, pricing and advertising strategies customized to local demographics and consumer preferences;

  •
  prime store locations secured on attractive terms through local real estate expertise and relationships;

  •
  efficiencies in distribution, logistics, purchasing, and marketing activities;

  •
  strong customer recognition, traffic and loyalty; and

  •
  increased flexibility to respond effectively to competitive activity.

        Comprehensive Product Offering.    We believe our comprehensive product offering, which features a wide array of high quality perishables and prepared foods, distinguishes us from both smaller conventional supermarkets and supercenters. Perishable products, particularly natural and organic varieties, are in growing demand by customers due to an increased focus on healthy eating, and typically generate higher gross margins than non-perishable products. To capitalize on this growing demand, we have enhanced our product quality and selection in key perishable categories such as produce, meat and seafood, deli products, bakery products, and prepared foods, including our expanded line of Chef's Collection specialty prepared foods. We have also expanded our Roundy's Select signature private label products, which we believe further differentiate our product offering from those of competitors. In addition, our Mariano's Fresh Market stores recently opened in Chicago feature an enhanced selection of premium perishables at competitive prices, as well as other premium amenities that include an Italian coffee shop serving our private label gelato, a wood-fired pizza oven and a sit-down sushi bar.

        Modern Store Base and Distribution Network.    We maintain a modern store base through a combination of new stores, relocated stores and remodeled stores that provides our customers with an attractive shopping experience and enhances our ability to offer effective in-store merchandising. Our store remodels are designed to enhance the customer shopping experience by improving the layout of our stores, and to more effectively merchandize our product offering by upgrading and modernizing in-store visual displays. Over 80% of our store base has either been newly opened or remodeled over the past ten years, including over 50% of our store base over the past six years. We have also enhanced the efficiency of our distribution network through significant infrastructure investments, including the construction of a 1.1 million square foot, state-of-the-art distribution center in Oconomowoc, Wisconsin that opened in 2005. This distribution center supports the majority of our Wisconsin stores and all of our Chicago market stores, where it has capacity to support our continued expansion. Over 95% of the stores serviced by this facility are located within a radius of 100 miles.

        Highly Productive Store Base with Strong Sales Volumes.    During fiscal 2010, our average weekly net sales per store were approximately $469,000, or approximately $24 million per store on an annual basis, and are consistently among the highest in the U.S. compared to other publicly reporting U.S. supermarket chains. Our strong per store volumes generate high inventory turnover, which enables us to maintain a broader product selection and fresher perishables than many of our competitors. In addition, our high volumes result in distribution efficiencies and reduced shrink (i.e., spoiled, damaged, stolen or out-of-date inventory) and enable us to leverage our store-level fixed costs, such as store labor and occupancy costs. As a result, these operating efficiencies give us a greater ability to offer competitive prices while maintaining our attractive operating margins.

        Consistent Financial Performance.    Over the last decade, we have been able to maintain stable operating margins and cash flow generation, including throughout the recent economic downturn. The strength and stability of our financial performance results from our value positioning, efficient operating structure and distinctive merchandising strategies, especially those involving private label and perishable products. In addition, we continue to support our operating margins and cash flow generation by implementing cost reduction measures, including initiatives to reduce shrink and improve labor productivity throughout our operations. These initiatives have further improved our efficient cost structure and have enabled us to make targeted investments to lower our everyday retail prices over the past several years in order to strengthen our consumer value proposition and support sales growth. The stability of our historical operating margins is demonstrated in the table below:

	Fiscal Year					Thirty-Nine Weeks Ended
	2006	2007	2008	2009	2010	October 2, 2010	October 1, 2011
Gross margin (1)	26.6%	27.0%	27.1%	27.2%	27.0%	27.3%	27.3%
Adjusted EBITDA margin (2)	6.0%	6.1%	6.2%	5.9%	5.9%	6.1%	6.0%

(1)
Net sales less cost of sales divided by net sales.

(2)
Adjusted EBITDA divided by net sales. See Note (5) to the tables under "Summary Historical Consolidated Financial and Other Data" for further information regarding how we calculate Adjusted EBITDA, which is a non-GAAP measure.

        Experienced Management Team with Proven Track Record.    Our executive management team, led by our President, Chief Executive Officer and Chairman, Robert Mariano, and our Executive Vice President and Chief Financial Officer, Darren Karst, has significant experience in the supermarket industry. Prior to joining our company, Messrs. Mariano and Karst held comparable positions at Dominick's, the second largest supermarket chain in the Chicago metropolitan area. During their tenure, Dominick's equity value increased from approximately $385 million based on its 1996 initial public offering to approximately $1.2 billion in 1998 based on the acquisition price paid for Dominick's by Safeway. Messrs. Mariano and Karst are supported by a deep management team comprised of industry veterans across all key functional areas such as merchandising, store operations, category management, human resources, marketing and information technology. Our executive management team averages over 24 years of experience within the food retail industry.

Our Strategy

        We plan to pursue several strategies to continue to expand our store base and market share and maintain our stable financial performance, including:

        Maintain Strong Operating Margins.    We intend to maintain our strong operating margins through both an aggressive pursuit of cost-saving strategies and a continued focus on shifting our sales mix toward higher margin products. In addition to improving profitability and cash flow generation, future cost savings will provide us with the flexibility to continue targeted investments to lower our everyday retail prices as necessary to maintain or expand our market share. Additionally, we continue to focus on improving the sales mix of higher gross margin product offerings, including perishables, prepared foods and private label products, which we expect to improve our profitability. Our cost improvement and operating margin expansion initiatives include:

  •
  Labor Productivity Improvement.  Over the past three years, we have improved labor productivity, as measured by items sold per labor hour, by approximately 5% annually. We expect to achieve further labor savings from efficiencies derived through process improvements and other key labor-saving initiatives.

  •
  Shrink Reduction.  We are undertaking a number of initiatives to control and reduce shrink, which can have a meaningful impact on our profitability. For example, we are in the early stages of implementing the Periscope software system, a data collection, production planning and product ordering tool that we expect to generate significant improvements in inventory management, thereby reducing shrink in our perishable departments.

  •
  Focus on Higher Margin Products.  We plan to continue to expand our offering of perishables, prepared foods and private label products, which typically generate higher gross margins compared to our other products. We have increased our portfolio of private label items from approximately 1,600 items at the end of 2005 to approximately 5,100 as of October 1, 2011, with the percentage of sales from private label items increasing from 8.4% to 19.9% over that period, and we expect to continue to increase private label penetration over the next several years.

        Increase Same-Store Sales.    We intend to pursue same-store sales growth by continuing to focus on price competitiveness, improving our marketing efforts and enhancing and expanding our private label, perishable and prepared food offerings, all in order to increase both the number and the size of customer transactions. For example, we are in the early stages of evaluating a new marketing and merchandising strategy involving our loyalty cards for customer-specific promotions based on demographics and shopping history. We will continue to respond proactively to evolving consumer preferences in order to generate customer loyalty and increase store traffic and average transaction size. We also continuously evaluate our store base for relocation and remodel opportunities, which have historically contributed to positive sales growth.

        Continue to Expand into Contiguous Chicago Market.    We entered the Chicago market in July 2010 through the opening of our first Mariano's Fresh Market store in Arlington Heights, Illinois. As of November 1, 2011, we have opened four stores in the Chicago market, which, since opening, have generated higher average weekly net sales per store compared to stores in our other markets. Given its favorable competitive dynamics and attractive demographics, including a large population and average household income that exceeds the national average, we believe the Chicago market provides us with a compelling expansion opportunity. We are focusing our growth efforts on the most densely populated areas of the city and on specific surrounding suburbs that we believe are under-served by existing food retailers. We expect to open four to five stores per year in the Chicago market over the next five years, and have secured six leases for future stores in attractive locations as of November 1, 2011. Under these lease agreements, we will not begin to incur rent charges on a new store until it is opened. We may also explore opportunities to accelerate our growth in this market through selective acquisitions.

        We believe we are well positioned to continue to expand into the Chicago market due to the following key factors:

  •
  we have introduced an innovative format that provides an outstanding customer experience with exceptional produce and perishables, highly competitive prices, superior customer service and an inviting ambiance;

  •
  our Oconomowoc distribution center in Southeastern Wisconsin is located less than 100 miles from the Chicago metropolitan area and has the capacity to support a substantially increased presence in the Chicago market, allowing us to achieve operating efficiencies with minimal infrastructure investment; and

  •
  our senior management team has in-depth knowledge of the Chicago market as a result of their management positions at Dominick's in the mid-to-late 1990s.

        Efficiently Allocate Capital.    We believe that a prudent and diligent approach to capital allocation can create significant value for stockholders. The combination of our strong and stable operating margins, rigorous approach to capital spending, and effective working capital management allows us to generate consistent cash flow. While we are dedicated to maintaining our modern store base and distribution network, and intend to continue to expand our Mariano's Fresh Market banner in the Chicago market and opportunistically open new stores in our core markets, we believe that our significant cash flow generation will enable us to pay dividends and reduce our indebtedness when appropriate.

Industry Overview and Trends

        The U.S. retail grocery market includes a variety of distribution channels, from small grocery shops and convenience stores to supermarkets, specialty and natural food stores, warehouse stores and supercenters. According to Willard Bishop's June 2011 publication, The Future of Food Retailing, the U.S. retail market for groceries and consumables was approximately $1 trillion in 2010. We operate in the supermarket channel, which accounted for nearly 50% of the retail grocery market in 2010, with approximately $480 billion in sales.

        Key trends impacting our markets include:

        Increasing Focus on the Customer Shopping Experience.    Supermarkets are focused on enhancing the consumer's shopping experience as a point of differentiation. Many conventional supermarkets are focusing capital expenditures on the remodeling of existing stores, while reducing new store openings. In addition, supermarkets are striving to be more responsive to consumer preferences through their consumer interactions and product offerings. According to the Food Marketing Institute, 93% of grocery stores offer prepared foods, 88% have floral departments, 81% carry ethnic foods and 80% carry natural and organic foods.

        Growing Importance of Prepared Foods.    Prepared meal solutions have become an increasingly important offering by food retailers as consumers have reduced their spending on meals away from home in response to recent economic pressures. We believe, based on data in the 2011 Food Marketing Institute study, The Food Retailing Industry Speaks, that more than two-thirds of grocery stores have reported an increase in sales of supermarket-prepared foods, and more than 60% of supermarkets include meal solutions in their product offering.

        Increasing Private Label Offerings.    Consumers have continued to turn to private label products as part of their focus on value. Supermarkets are increasingly developing and promoting private label brands to distinguish themselves from their competitors and promote customer loyalty, as well as to enhance margins.

        Focus on Perishables.    A growing consumer focus on healthy eating has prompted food retailers to provide an enhanced offering of fresh foods and natural and organic products. Increased demand for perishables has led to additional supply, improving the distribution and selection of these products.

        Emphasis on Convenience.    Over the last decade, convenience of store location and format has emerged as one of the central drivers of consumer shopping decisions. Contributing to this effect, high fuel prices have encouraged consumers to seek shopping locations in close proximity to their homes over long trips to more remote retailers. Other industry trends, such as increasing demand for prepared and perishable foods, reward convenient store locations with high frequency shopping patterns.

        Regional Economic Stability.    Although the upper Midwest was impacted by the recent economic downturn, unemployment rates in our core markets remain lower than the national average, according to the Bureau of Labor Statistics. In September 2011, the national unemployment rate was 9.1%, compared to 7.8% in Wisconsin and 6.0% in Minneapolis/St. Paul/Bloomington.

        Attractive Chicago Market.    Chicago is the third-largest metropolitan market in the U.S., with a total population of approximately 9.6 million in 2009 according to the U.S. Census Bureau. In 2010, the median family income in the Chicago metropolitan area was $74,700, compared to the U.S. national average of $64,400, according to the U.S. Department of Housing and Urban Development. We believe the Chicago food retail market is characterized by relatively high-priced conventional grocery stores exhibiting limited merchandising innovation. The top two supermarket chains in Chicago have generally lost market share in recent years, while the remainder of the market is highly fragmented and characterized by a large number of independent operators. As a result, we believe there is a significant market opportunity for differentiated operators catering to the demands and tastes of local consumers.

History

        We were founded in 1872 as a privately owned food wholesaling company. In 1952, we were sold to certain of our customers and thereafter operated under the Roundy's corporate name as a retailer-owned cooperative, with food wholesaling operations largely focused in Wisconsin. We opened our first Pick 'n Save store in 1975 and built a base of company-owned and operated retail stores throughout the 1980s and 1990s.

        In June 2002, we were acquired by an investor group led by Willis Stein and our management team. At that time, we derived more than 50% of our sales from food wholesaling operations and the remainder from our company-operated retail stores. Following the acquisition, we accelerated our strategy of expanding our retail store base through selective acquisitions and organic growth, while divesting our wholesale operations. The substantial elimination of the wholesale business has helped to optimize our distribution network to better support our retail stores. In June 2005, we changed the corporate name of our operating subsidiary from Roundy's, Inc. to Roundy's Supermarkets, Inc. to reflect our focus as a retail supermarket chain.

Retail Store Network

        We operate retail grocery stores under our Pick 'n Save, Rainbow and Copps retail banners, and our Mariano's Fresh Market and Metro Market specialty retail banners. Our store base has grown through a combination of selective retail store acquisitions and the opening of new stores in existing and contiguous markets. As a result, our store count has increased from 60 at the time of our acquisition by Willis Stein in June 2002 to 158 as of November 1, 2011. The following table summarizes our store network as of the end of each of our last three fiscal years and our most recently completed interim period, as well as the comparable 2010 interim period:

	As of
Number of Stores	January 3, 2009	January 2, 2010	January 1, 2011	October 2, 2010	October 1, 2011
Pick 'n Save	94	95	94	94	93
Rainbow	31	32	32	32	32
Copps	26	26	26	26	26
Metro Market	1	1	2	2	3
Mariano's Fresh Market	—	—	1	1	3

Total	152	154	155	155	157

        Our Pick 'n Save, Rainbow and Copps retail banners are operated as high volume, value oriented supermarkets that seek to offer attractive prices and the best value among conventional food retailers in a given market. Our value price strategy is complemented by weekly promotions, a broad assortment of high quality fresh produce and other perishable products, as well as a focus on providing a high level of customer service and conveniences. Substantially all stores have full-service deli, meat, seafood and bakery departments, and 97 stores feature full-service pharmacies.

  •
  Pick 'n Save.  We operate Pick 'n Save stores primarily in the Milwaukee area, as well as in certain other Wisconsin markets, including Racine, Oshkosh, Kenosha, and Fond du Lac. We also serve as the primary wholesaler for one additional Pick 'n Save bannered store that we do not own.

  •
  Rainbow.  We operate Rainbow stores in the Minneapolis/St. Paul area.

  •
  Copps.  We operate Copps stores primarily in the Madison area as well as in certain northern Wisconsin markets, including Green Bay and Appleton.

        Our Mariano's Fresh Market and Metro Market specialty food retail banners combine our value oriented conventional offering with an enhanced selection of full-service premium perishable and prepared food departments.

  •
  Mariano's Fresh Market.  We entered the Chicago market in July 2010 through the opening of our first Mariano's Fresh Market store in Arlington Heights, Illinois. As of November 1, 2011, we have opened four stores in the Chicago market and have secured six leases for future stores in attractive locations. Mariano's Fresh Market brings an innovative format to the Chicago market, providing an expanded variety of produce and other perishables at competitive prices, unique specialty departments and superior customer service within an inviting ambiance. We are targeting real estate locations in the greater Chicago metropolitan area for new store openings, focusing on the most densely populated areas of the city and selected surrounding suburban areas that we believe are under-served by existing food retailers.

  •
  Metro Market.  We opened our first Metro Market store in August 2004 primarily to serve downtown Milwaukee apartment and condominium residents. The Metro Market store format features an expanded variety of produce, meat and prepared food offerings, coupled with exceptional customer service. We opened our second Metro Market store in March 2010 and our third in February 2011. Both of these additional locations are in affluent suburbs of Milwaukee. All Metro Market stores operate in-store pharmacies.

Products

        We offer our customers a wide variety of products, with a typical store stocking approximately 45,000 different items. Our stores sell most nationally advertised brands, as well as numerous products under our Roundy's Select, Roundy's and Clear Value private label brands. Our products can broadly be classified as non-perishable, perishable and non-food. In recent years, we have enhanced the quality and selection of key perishable products to meet growing customer demand due to an increased focus on healthy eating. Perishable product sales also typically generate higher gross margins than non-perishable products. As a result, the percentage of our net sales generated from perishable products has increased in recent periods as illustrated by the table below:

				Thirty-Nine Weeks Ended
	Fiscal Year
				October 2, 2010	October 1, 2011
Product Type	2008	2009	2010
Non-perishable	53.2%	53.0%	51.7%	51.6%	50.8%
Perishable	31.8	32.0	32.3	32.6	33.3
Non-food	15.0	15.0	16.0	15.8	15.9

Total	100.0%	100.0%	100.0%	100.0%	100.0%

        We generally classify our products into the following primary categories: grocery, frozen & dairy; produce; meat & seafood; bakery; deli, cheese & prepared foods; floral; beer, wine & spirits; pharmacy and health & beauty care. A brief description of the type of products we offer within each of these categories is set forth below.

  •
  Grocery, Frozen & Dairy.  We offer a wide selection of grocery items at competitive prices, including both national and private label brands. Our frozen department offers everyday staples such as vegetables, juice, microwaveable dinners, pizza and ice cream. In our dairy department, our milk, yogurt, sour cream, cheese, ice cream and eggs generally are produced locally in Wisconsin to ensure our customers are offered the freshest tasting products. We also provide a broad selection of natural and organic products.

  •
  Produce.  We are committed to offering our customers the highest quality produce. We offer over 500 varieties of fresh fruit and vegetables sourced locally and from around the globe. Our stores offer an expansive assortment of USDA Certified organic produce. Our value-added produce offering includes fresh cut fruit, fresh squeezed orange juice and salad bars in many of our stores.

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  Meat & Seafood.  We offer a distinctive selection of meat and fresh seafood, including natural and organic varieties, delivered with knowledgeable customer service. Our beef offering consists primarily of fresh cut Black Angus beef, and we also sell all-natural pork, lamb, veal, Italian sausage and bratwurst, and chicken. Our fresh seafood includes, for example, salmon, rainbow trout and locally harvested whitefish. In addition, we offer popular ready-to-bake selections in both our meat and seafood departments, such as our $4 and $6 Entrees.

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  Bakery.  Our bakery department offers a wide selection of breads, rolls, pies, donuts, muffins, cookies and other goods baked in-store daily. Our Roundy's Select muffins are made with high quality ingredients, including Maine wild blueberries, Wisconsin cranberries, and spicy Korintje cinnamon. Roundy's breads range from traditional French and Italian loaves to select artisanal varieties.

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  Deli, Cheese & Prepared Foods.  We believe we provide our customers with a "neighborhood deli" experience by offering fresh foods from high quality suppliers at competitive prices. Our deli selections include salads, sandwiches, hot and ready-to-serve meals to go, and fresh sliced deli meats. We also offer an abundant selection of local, domestic, and imported artisanal cheeses, including creamy brie, gruyere, hard shaving cheeses, fresh mozzarella, Parmigiano Reggiano, Pecorino Romano and sharp cheddars. We also offer many varieties of fresh soups, both in bulk on the soup bar and packaged to go. Our prepared foods include entrees such as meat loaf, stuffed shells, rotisserie chickens and ribs.

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  Floral.  We are committed to providing our customers with the freshest roses, bouquets, arrangements, green plants and attractive seasonal favorites. Our flower market offers a broad variety of cut flowers and allows customers to create their own bouquets.

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  Beer, Wine & Spirits.  We offer a wide selection of competitively priced beer, wine and spirits. Our beer selection includes over 70 domestic and international brands in multiple styles, including local and regional craft beers. We also offer a wide assortment of wines from North America and around the world, and a broad variety of spirits.

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  Pharmacy.  Our pharmacies offer helpful and knowledgeable pharmacists, quality products and value-added services for our customers. We accept over 4,000 different prescription plans, and all of our pharmacists are licensed as immunizers and trained in medication therapy management.

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  Health & Beauty Care.  Our stores provide a convenient location for everyday health and beauty needs. We stock a wide variety of healthcare products, from thermometers and bandages to toothpaste and floss. We also offer a wide selection of beauty, baby and general merchandise products that facilitates one-stop shopping.

Expanded Mariano's Fresh Market Offering

        Our Mariano's Fresh Market stores feature an expanded selection of products across many of our departments. The produce department maintains over 1,000 items on a daily basis, including, for example, over 20 varieties of tomatoes and 15 varieties of mushrooms. Mariano's Fresh Market stores also offer a wide selection of specialty meat and seafood products, including 15 different varieties of all-natural sausage, eight varieties of fresh ground pub burgers and tuna flown to our stores daily from Hawaii, as well as seasonal specials ranging from fresh Florida stone crabs to live Maine lobsters. The bakery offers "Bella" cupcakes with our signature butter creme icing from our own commissary. Additional prepared food offerings include an assortment of ethnic foods, authentic Neapolitan and pan-style pizzas baked in our stone hearth ovens, fresh sushi bars, and gelato at our Vero coffee bars. The beer, wine and spirits department at Mariano's Fresh Market stores also offers over 800 wines from around the world, and caters to the growing popularity of craft beers with an expansive selection of mix and match craft beer six-packs.

Private Label

        Our stores sell nationally advertised brands as well as numerous products under our various private label brands. We have been expanding the breadth of our private label offering over the last five years. Our premium Roundy's Select and mid-tier Roundy's private label lines feature quality levels that we believe equal or exceed national brands at competitive prices. Our Clear Value line offers entry-level private label products serving as our lowest price alternative to national brands. We have increased our portfolio of private label items from approximately 1,600 items at the end of 2005 to approximately 5,100 as of October 1, 2011, with the percentage of sales from private label items increasing from 8.4% to 19.9%, respectively.

        We opened our 116,000 square foot commissary in February 2006 to provide us with the capability to manufacture a wide range of food products with maximum flexibility within an efficient cost structure. The commissary is a multi-purpose food production facility and includes a complete food testing laboratory and an on-site product development department. The commissary provides us with numerous benefits, including greater quality control of specialty products and prepared foods and enhanced production and delivery flexibility, and is an important element of our strategy to grow sales of private label products, perishables and prepared foods.

Pricing

        Since 2007, we have implemented a price cutback program through which we have lowered our everyday prices on approximately 5,500 to 6,000 key value items in highly competitive and price sensitive markets to improve our pricing against that of our competitors. As of November 1, 2011, we had implemented our price cutback program in a majority of our stores. We plan to expand the program to other stores depending on local competitive conditions. We believe that communicating our price cutbacks and enhanced value proposition to customers is a critical part of our value strategy. To this end, we have improved our in-store and store-front communication and signage, including the use of "cut-back" tags comparing the new lower prices to prior prices, window banners and aisle markers to highlight certain deals. In addition, we have implemented aggressive advertising campaigns designed for specific markets. At our Mariano's Fresh Market stores, we employ a pricing strategy focused on consistent everyday low prices, which we believe differentiates us from our relatively higher priced competitors, complemented by a wide variety of international, specialty and "hard to find" products.

Competition

        The food retail industry is highly competitive. Our principal competitors include national conventional supermarkets such as SUPERVALU (operating under the Jewel/Osco and Cub Foods banners) and Safeway (operating under the Dominick's banner); national supercenters such as Costco, SuperTarget and Walmart; regional supercenters such as Woodman's; regional supermarkets such as Festival Foods, Piggly Wiggly and Strack & Van Til; alternative food retailers such as Aldi, Trader Joe's and Whole Foods; and local supermarkets, natural foods stores, smaller specialty stores and farmers' markets. In general, we compete with Aldi, Costco, Target and Walmart across all of our geographic markets. Our remaining principal competitors within each of our geographic markets vary to a significant degree and include the following:

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  Wisconsin: Festival Foods, Piggly Wiggly and Woodman's;

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  Minneapolis/St. Paul: Cub Foods and Lund's/Byerly's; and

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  Chicago: Dominick's, Jewel/Osco, Strack & Van Til, Trader Joe's and Whole Foods.

        We compete with each of these stores on the basis of product selection and quality, price, customer service, store format and location or a combination of these factors. We believe we enjoy a strong competitive position within each of our core markets due to our competitive pricing, local market history that enables us to tailor our product offering to our customers, and our focus on customer service. In 2010, our stores maintained the number one market share position in the Milwaukee metropolitan area and several other large Wisconsin markets, including Madison, Racine, and Oshkosh-Neenah, as well as strong positions in our other core markets.

Marketing and Advertising

        We use circulars distributed through direct delivery or inserted into local newspapers as our primary medium for advertising. These circulars include representative products from a store's key departments, with special emphasis on up to 15 key items featured at competitive prices, and generally contain a themed promotion featuring approximately 15 additional items. We tailor our advertisements to specific local markets, which provides us with greater flexibility to target markets with different promotions and respond to local competitive activity. In addition, we advertise our promotional sales and promote our brand image through the use of local radio and television, as well as targeted direct mail in specific markets.

        We seek to increase customer loyalty and enhance our value proposition through our Roundy's Rewards and other loyalty cards. During fiscal 2010, customers using our loyalty cards across all markets accounted for approximately 83% of total sales and 70% of total transactions. During that period, customers using loyalty cards accounted for more than double the average sales volume per visit compared to customers not using loyalty cards. Our Roundy's Rewards and other loyalty cards improve customer loyalty by offering instant electronic discounts, promotional offers at checkout, fuel discounts in selected markets and check cashing privileges. In addition, our loyalty card enables us to track customer purchasing trends, which we can use to further tailor our marketing initiatives.

Distribution Network

        We distribute to our stores from three distribution facilities in Wisconsin, with an aggregate floor space of approximately 1.8 million square feet, located in Oconomowoc, Stevens Point and Mazomanie. Our state-of-the-art 1.1 million square foot distribution center in Oconomowoc opened in January 2005 and ships a full line of perishable and non-perishable food products. Over 95% of our stores served by the Oconomowoc distribution center are located within a radius of 100 miles. We believe our Oconomowoc facility also has sufficient excess capacity to service our continued expansion into the Chicago market. Our Stevens Point facility ships a full line of perishable and non-perishable food products to our stores in Minneapolis/St. Paul and Northern Wisconsin. In addition, our Mazomanie facility distributes health and beauty care products and general merchandise to our entire store network. We also own and maintain a fleet of tractors and trailers that we utilize in our distribution operations. We believe our existing distribution infrastructure can support retail growth well in excess of our near-term expansion plans.

        The following shows the location and size of our distribution facilities:

Location	Square Footage
Oconomowoc, WI	1,100,000
Stevens Point, WI	473,000
Mazomanie, WI	225,000

Procurement

        We believe we have developed economies of scale and significant purchasing power with respect to our suppliers. As a result of our regional scale, we benefit from greater purchasing power than smaller competitors due to higher buying volumes and strong relationships with local suppliers. These efficiencies not only optimize our cost structure, but also support our retail pricing strategy, helping to establish customer loyalty and allowing for further differentiation from competitors. We are not dependent on any single or affiliated group of suppliers. Over the last three fiscal years, no single supplier represented more than 6% of our total purchases.

Properties

        We lease all of our properties from unaffiliated third parties, except for two of our stores and our Stevens Point distribution center, which we own. A typical store lease is for an initial 20-year term with four renewal options of five years each. We believe our portfolio of long-term leases is a valuable asset supporting our retail operations. We do not believe that any individual store property is material to our financial condition or results of operations.

        The following table shows the number of stores operated by geographic market as of November 1, 2011:

Geographic Market	Number of Stores	Banners in Market
Wisconsin:
Milwaukee	60	Pick 'n Save, Metro Market
Madison	15	Pick 'n Save, Copps
Racine	6	Pick 'n Save
Appleton	5	Pick 'n Save, Copps
Oshkosh-Neenah	4	Pick 'n Save, Copps
Other	32	Pick 'n Save, Copps

Total Wisconsin	122
Minneapolis/St. Paul	32	Rainbow
Chicago	4	Mariano's Fresh Market

Total stores	158

        Our Oconomowoc distribution center operates under a long-term lease expiring in 2030 with five renewal options of five years each and our Mazomanie distribution center operates under a long-term lease expiring in 2012 with two renewal options of ten years each. Our commissary is located in Kenosha, Wisconsin and operates under a long-term lease expiring in 2020, with five renewal options of five years each. Our executive offices are located in a leased 115,000 square foot office facility in downtown Milwaukee, the lease for which expires in 2018, with three renewal options of five years each.

Employees

        As of November 1, 2011, we had 17,761 employees, including 7,682 full-time employees and 10,079 part-time employees. The following table sets forth the number of our employees by functional area as of that date:

Functional Area	Number of Employees	% of Total
Retail operations	16,199	91.2%
Warehouse, transportation and commissary	1,021	5.7
Administrative	541	3.1

Total	17,761	100.0%

        Approximately 51% of our employees were not subject to a collective bargaining agreement as of November 1, 2011. With respect to our unionized employees, we had an aggregate of 38 collective bargaining agreements in effect as of November 1, 2011 scheduled to expire at various times between 2012 and 2016 and six collective bargaining agreements that had recently expired and have not yet been renewed. Subsequent to November 1, 2011, one of the expired collective bargaining agreements has been renewed. As of November 1, 2011, approximately 26.7% of our unionized employees were covered by collective bargaining agreements that will expire prior to December 31, 2012 and approximately 16.3% of our unionized employees were working under expired contracts.

        We consider our employee relations to be good and do not anticipate any difficulties in re-negotiating these expired contracts. We have never experienced a strike or significant work stoppage.

Information Technology

        We have invested approximately $70 million in information technology from 2003 through 2010 to support the growth of our retail network. Upgrades during that period include a demand forecasting and replenishment system, new store receiving and ordering systems, a data warehouse, an in-store production and shrink management system and improved payroll and benefits software. We have recently launched websites for each of our banners, which include updated customer features. Recent hardware and infrastructure investments have included server upgrades, the installation of wireless networks across the enterprise, modern scanners across all stores, improved disaster recovery processing, as well as upgraded wireless access networks, systems software and voice directed work hardware. We operate common systems across our store network. We also maintain modern supply chain systems allowing for operating efficiencies and scalability to support our continued growth.

Intellectual Property

        We maintain registered trademarks for our Pick 'n Save and Rainbow store banner tradenames and our Roundy's private label brand name. Trademarks are generally renewable on a 10 year cycle. We consider trademarks an important way to establish and protect our brands in a competitive environment.

Regulation

        We are subject to regulation by a variety of governmental authorities, including federal, state and local agencies that regulate trade practices, building standards, labor, environmental protection, health and safety matters. We are also subject to the oversight of government agencies that regulate the distribution and sale of alcoholic beverages, pharmaceuticals, tobacco products, milk and other agricultural products and other food items. We believe that we are in material compliance with such laws and regulations. See "Risk Factors—Risks Related to Our Business—Various aspects of our business are subject to federal, state and local laws and regulations."

        Our facilities and operations are subject to laws and regulations relating to environmental protection, including those governing maintenance of underground and above ground fuel storage tanks, use of regulated coolants, management and disposal of asbestos and other hazardous wastes, air emissions from our trucks and on-site boilers and stormwater or wastewater discharges. From time to time, contamination has been identified at our owned or leased sites, primarily in connection with historical operations and/or leaks from underground petroleum storage tanks into soil or groundwater. We have an ongoing program for the inspection of tanks used in our operations, and we evaluate the environmental condition of potential new sites before entering into a lease or purchase agreement. We believe that the costs of any required remediation, as well as our continued compliance with environmental laws, will not have a material adverse effect on our financial condition, results of operations or cash flows.

Legal Proceedings

        We are subject to various legal claims and proceedings which arise in the ordinary course of our business, including employment related claims, involving routine claims incidental to our business. Although the outcome of these routine claims cannot be predicted with certainty, we do not believe that the ultimate resolution of these claims will have a material adverse effect on our results of operations, financial condition or cash flows.

MANAGEMENT

        Below is a list of the names and ages, as of December 1, 2011, of certain of the executive officers of our principal operating subsidiary, Roundy's Supermarkets, Inc., who also perform similar functions at the issuer of common stock in this offering, the members of the board of directors of the issuer, and certain other key employees of our principal operating subsidiary, as well as a summary of their business experience. Prior to November 30, 2011, the board of directors of the issuer consisted of Messrs. Robert Mariano, Avy Stein and John Willis, and our operations were primarily managed by the board of directors of our principal operating subsidiary. In addition to Messrs. Mariano, Stein and Willis, the board of this subsidiary also included Messrs. Drayer, Harper and J. Landis Martin. Each of Messrs. Drayer, Harper and Larson were appointed to the issuer's board on November 30, 2011. Mr. Martin resigned as a director of our principal operating subsidiary effective December 1, 2011.

Name	Age	Position
Robert A. Mariano	61	President, Chief Executive Officer and Chairman
Darren W. Karst	51	Executive Vice President, Chief Financial Officer and Assistant Secretary
Donald Rosanova	62	Executive Vice President—Operations
John Boyle	53	Group Vice President—Store Operations
Don Fitzgerald	50	Group Vice President—Merchandising and Procurement
Ronald Cooper	61	Group Vice President—Sales and Marketing
Edward Kitz	57	Corporate Secretary and Group Vice President—Legal, Risk and Treasury
Patrick Mullarkey	50	Group Vice President—Information Technology
Colleen Stenholt	61	Group Vice President—Human Resources
Ralph W. Drayer	67	Director
Steven L. Harper	65	Director
Christopher Larson	29	Director
Avy H. Stein	56	Director
John R. Willis	62	Director

Named Executive Officers

        Robert A. Mariano has served as our President, Chief Executive Officer and Chairman since June 2002. Mr. Mariano was self-employed as a consultant from November 1998 through June 2002. Previously, Mr. Mariano served as President and a director of Dominick's Supermarkets, Inc. ("Dominick's") from March 1995 and Chief Executive Officer from January 1996 until Dominick's sale to Safeway, Inc. in 1998. Mr. Mariano also served as Chief Operating Officer of Dominick's from March 1995 until January 1996. Mr. Mariano joined Dominick's in 1972.

        Mr. Mariano brings significant senior leadership, operational and industry experience to our board of directors. He has extensive knowledge of the food retail industry.

        Darren W. Karst has served as our Executive Vice President, Chief Financial Officer and Assistant Secretary since June 2002. From 2000 until May 2002, Mr. Karst served as Executive Vice President and Chief Financial Officer of Alliance Entertainment Corp. Mr. Karst served as Senior Vice President, Chief Financial Officer, Secretary and director of Dominick's from March 1995 and as Executive Vice President, Finance and Administration, Chief Financial Officer, Secretary and director from March 1996 until the acquisition of Dominick's by Safeway in 1998. From 1991 to 2002, Mr. Karst was a partner at the Yucaipa Companies, a private equity investment firm.

        Mr. Karst has more than 20 years of technical and management experience in the food retail industry. In addition, Mr. Karst has extensive experience in finance and corporate strategy development, and a deep knowledge of the financial technology and services industry.

        Donald Rosanova has served as our Executive Vice President—Operations since May 2006 and has served as Group Vice President—Supply Chain from 2002 to 2006. Prior to joining Roundy's, Mr. Rosanova was Vice President of Operations of Edward Don & Company, a provider of foodservices supplies and equipment, from 1999 to 2002. Prior to that, Mr. Rosanova served as Group Vice President of Operations at Dominick's from 1996 to 1998 and held various management positions within Dominick's from 1971 to 1996.

        John Boyle has served as Group Vice President—Store Operations since October 2009. From 2003 to 2009, Mr. Boyle served as Group Vice President—Information Technology and Business Process Excellence. From 2002 to 2003, Mr. Boyle held various management positions within Roundy's or provided independent consulting services for Roundy's. From 1999 to 2002, Mr. Boyle held various management positions at Storage Networks, Inc. Mr. Boyle served as Vice President—Administration at Dominick's from 1995 to 1996 and as Group Vice President—Information Technology and Store Planning at Dominick's from 1996 until its acquisition by Safeway in 1998. From 1992 to 1995, Mr. Boyle served as Vice President—Information Technology at Food 4 Less Supermarkets, Inc.

        Donald Fitzgerald has served as Group Vice President—Merchandising and Procurement since March 2008. From February 2007 to February 2008, Mr. Fitzgerald served as Vice President—Sales and Merchandising for Meijer Inc.'s Chicago division. Prior to that, Mr. Fitzgerald spent two years as a partner with The Partnering Group. From 1977 to 2005, Mr. Fitzgerald held various management positions at Dominick's, where he was responsible for sales and merchandising activities, including pricing, category management, promotional planning and inventory replenishment.

Other Key Employees

        Ronald Cooper has served as Group Vice President—Sales and Marketing since December 2004. Mr. Cooper joined Roundy's in March 2004 and served as Vice President—Sales Planning and Retail Pricing until December 2004. From 1998 to 2004, Mr. Cooper served as Vice President of General Merchandise and Health and Beauty Care for Dominick's. Mr. Cooper served as Director of Sales and Marketing, Special Promotions and Retail Pricing from Dominick's from 1992 to 1998. Mr. Cooper had various positions with Dominick's from 1986 to 1992.

        Edward Kitz has served as Corporate Secretary and Group Vice President—Legal, Risk and Treasury since September 2003 and served as Vice President, Secretary of Roundy's from 1995 to 2003. Mr. Kitz joined Roundy's in 1980 as the Corporate Controller and became Vice President in 1985. Starting in 1989, Mr. Kitz also served as Treasurer of Roundy's. Prior to joining Roundy's, Mr. Kitz was a senior accountant at Deloitte & Touche LLP.

        Patrick Mullarkey has served as Group Vice President—Information Technology since May 2010. Prior to joining Roundy's, Mr. Mullarkey served the Target Corporation as Vice President, Information Technology Services from 2004 to 2010, as Vice President, Applications Development in 2003 and as Vice President, Corporation Systems Development in 2002. From 1992 to 2001, Mr. Mullarkey held numerous positions with Booz Allen Hamilton.

        Colleen Stenholt has served as Group Vice President—Human Resources since October 2002. Prior to joining Roundy's, Ms. Stenholt was Senior Vice President of Human Resources from 1996 to 2002 with Metavante, Inc., a technology solutions company and subsidiary of M&I Corporation. From 1983 to 1996, Ms. Stenholt served in various human resource management roles with Northwestern Mutual and GE Medical Systems.

Directors

        We believe our board of directors should be comprised of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications or skills in the following areas are most important: retail sales, marketing, accounting, finance and capital structure, strategic planning and leadership of complex organizations, legal, regulatory and government affairs, people management, and board practices of other entities. We believe that all of our current board members possess the professional and personal qualifications necessary for board service and have highlighted particularly noteworthy attributes for each board member in the individual biographies below, or above in the case of Mr. Mariano.

        Ralph W. Drayer has been our director since 2002. Mr. Drayer served as Vice President—Service & Logistics Officer of The Procter & Gamble Company from 1991 to 2001. Mr. Drayer also held a number of distribution, logistics, customer service, and customer business development responsibilities while with The Procter & Gamble Company, both domestically and internationally. Mr. Drayer has served as the President of Supply Chain Insights, a supply chain consulting company since 2001.

        Mr. Drayer brings to our board extensive leadership experience and significant expertise in corporate operation and logistics. Based upon his experience in logistics and supply chain mechanics, Mr. Drayer will also offer our board of directors insights into the challenges and opportunities relating to our distribution network.

        Steven L. Harper has been our director since 2009. Mr. Harper founded Creating Innovative Partnerships L.L.C., a consulting company, in October 2010, and currently serves as its President. Previously, Mr. Harper served as the Chief Merchant for H-E-B, a supermarket chain serving Texas and Mexico from 1993 to 2010. Mr. Harper joined H-E-B and served in a number of roles prior to serving as Chief Merchant. Prior to joining H-E-B, Mr. Harper held numerous positions with Lucky Stores, including serving as Vice President of Meat & Seafood for seven years.

        Mr. Harper has over 49 years of experience in the retail grocery industry, including 29 years in leadership roles, and brings to our board extensive business, operating and industry expertise. Mr. Harper will offer our board of directors insights into challenges and opportunities related to our industry.

        Christopher Larson has been our director since November 2011. Mr. Larson joined Willis Stein in 2006, and has served as a Vice President of Willis Stein since December 2010. Prior to joining Willis Stein, Mr. Larson worked as an accountant for Motorola's Automotive Finance Group from June 2003 to 2006. Mr. Larson is also a Certified Public Accountant.

        Mr. Larson brings to the board significant experience in finance and corporate strategy development, and a particular knowledge of accounting.

        Avy H. Stein has been our director since June 2002. Mr. Stein has served as a Managing Partner of Willis Stein since 1994. From 1980 through 1983, Mr. Stein was an attorney with Kirkland & Ellis LLP. From 1984 to 1985, Mr. Stein served as President of Cook Energy Corporation, an oil and gas exploration and production company, and Vice President of Corporate Planning and Legal Affairs at Cook International, Inc., a conglomerate that was previously listed on the American Stock Exchange. From 1989 through 1994, Mr. Stein served as Managing Director of Continental Illinois Venture Corporation, a subsidiary of Continental Bank Corporation. Mr. Stein serves on the boards of directors of CompuPay, Education Corporation of America, Merit Health Systems, Strategic Materials and VelociTel.

        Mr. Stein brings to the board vast experience in finance, corporate strategy and leadership of large organizations. Mr. Stein also has extensive experience serving on the boards of numerous public and private companies.

        John R. Willis has been our director since June 2002. Mr. Willis has served as a Managing Partner of Willis Stein since 1994. From 1989 through 1994, Mr. Willis served as President and a director of Continental Illinois Venture Corporation, a subsidiary of Continental Bank Corporation. Mr. Willis joined Continental Bank in 1974 and held various managerial and banking responsibilities in Corporate Finance and Corporate Banking. In 1988, Mr. Willis founded Mezzanine Investment Group and served as its leader through 1990. Mr. Willis serves on the boards of directors of CompuPay, Education Corporation of America, Merit Health Systems and Strategic Materials.

        Mr. Willis brings to the board extensive experience in finance, corporate strategy and management of complex organizations. Mr. Willis also has extensive experience serving on the boards of numerous public and private companies.

Family Relationships

        There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition

        Each of the current members of our board of directors was elected according to our Investor Rights Agreement, pursuant to which affiliates of Willis Stein have the authority to appoint all of the members of our board of directors. Our certificate of incorporation, which will be in effect prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Initially, our board of directors will consist of                        members, of whom Mr. Drayer qualifies as an "independent director," as defined under the rules of the exchange on which we will list our common stock. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. For so long as affiliates of Willis Stein control 50% or more of our outstanding shares of common stock, they will have the ability to control the election of our board of directors.

Controlled Company

        Upon completion of this offering, affiliates of Willis Stein will, through the voting provisions of our Investor Rights Agreement, continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a "controlled company" under the corporate governance standards of the exchange on which we will list our common stock. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements:

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  that a majority of our board of directors consists of "independent directors," as defined under the rules of the exchange on which we will list our common stock;

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  that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  that we conduct annual performance evaluations of the nominating committee and compensation committee.

        These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.

        The rules of the exchange on which we will list our common stock permit the composition of our audit committee to be phased-in as follows: (1) one independent committee member at the time of this offering; (2) a majority of independent committee members within 90 days of this offering; and (3) all independent committee members within one year of the effective date of the registration statement of which this prospectus is a part.

        Once the director election provisions of the Investor Rights Agreement expire one year after the completion of this offering, and affiliates of Willis Stein no longer otherwise own or control more than 50% of our oustanding shares of common stock, we will no longer be a "controlled company." At that time, we will have to comply with the independent board committee requirements as they relate to the nominating and compensation committees, on the same phase-in schedule as set forth above, with the trigger date being the date we are no longer a "controlled company." Additionally, we will have 12 months from the date we cease to be a "controlled company" to have a majority of independent directors on our board of directors. See "Certain Relationships and Related Party Transactions—Investor Rights Agreement."

Board Committees

        In connection with this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of the committees will report to the board of directors as it deems appropriate and as the board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

        The audit committee will be responsible for, among other matters: (1) appointing, retaining, terminating, and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered accounting firm's qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving certain related person transactions.

        Upon completion of this offering, our audit committee will consist of Messrs. Drayer,                  and Larson and Mr. Larson will serve as the chairman of such committee. We believe Mr. Larson will qualify as our "audit committee financial expert," as such term is defined in Item 401(h) of Regulation S-K. We expect to add another board member to our audit committee who will qualify as an independent director according to the rules of the SEC and the exchange on which we will list our common stock with respect to audit committee membership within one year of the effective date of the registration statement of which this prospectus is a part, at which time Mr.                   will resign from our audit committee. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at http://www.roundys.com upon the completion of this offering. The information on our website is not part of this prospectus.

Compensation Committee

        The compensation committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans.

        Upon completion of this offering, our compensation committee will consist of Messrs. Drayer, Larson and Stein and Mr. Stein will serve as the chairman of such committee. Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at http://www.roundys.com upon the completion of this offering. The information on our website is not part of this prospectus.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be responsible for, among other matters: (1) identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; (2) overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; (5) reviewing and monitoring compliance with our code of ethics and our insider trading policy; and (6) reviewing and approving certain related party transactions.

        Upon completion of this offering, our nominating and corporate governance committee will consist of Messrs.                         ,                         and                         and Mr.                         will serve as the chairman of such committee. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at http://www.roundys.com upon the completion of this offering. The information on our website is not part of this prospectus.

Risk Oversight

        The board of directors oversees the risk management activities designed and implemented by our management. The board of directors executes its oversight responsibility for risk management both directly and through its committees. The full board of directors considers specific risk topics, including risks associated with our strategic plan, business operations and capital structure. In addition, the board of directors receives detailed regular reports from members of our senior management and other personnel that include assessments and potential mitigation of the risks and exposures involved with their respective areas of responsibility.

        The board has delegated to the audit committee oversight of our risk management process. Our other board committees also consider and address risk as they perform their respective committee responsibilities. All committees report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct

        We will adopt a code of business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at http://www.roundys.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. The information on our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

        This Compensation Discussion and Analysis describes the compensation arrangements we have with our executive officers listed in the Summary Compensation Table set forth below, which we refer to as our named executive officers ("NEOs"). This section discusses the objectives and philosophy underlying our compensation policies for our NEOs, our compensation decisions with respect to our NEOs during 2010 and the factors relevant to an analysis of these decisions.

        This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plans and expectations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this discussion.

Executive Compensation Objectives and Philosophy

        The key objectives of our executive compensation programs are to (1) fairly compensate our executive officers, (2) attract, motivate and retain highly qualified executive officers who contribute to the long-term success of our company; (3) achieve accountability for performance; (4) link future performance rewards to clearly defined corporate goals; and (5) align the interests of our executive officers and our stockholders through short- and long-term incentive compensation programs.

        We seek to apply a consistent philosophy to compensation for all executive officers. Our compensation philosophy is based on the following core principles:

        To Pay for Performance.    Our NEOs are partially compensated based on company performance, as measured against certain pre-established financial objectives. The amounts earned by our executive officers vary based on the extent to which the objectives are met.

        To Pay Competitively.    We are committed to providing a total compensation program designed to retain our highest performing employees and executives and attract superior leaders to our company. We have established compensation levels that we believe are competitive based on our compensation committee's and our board's experience with pay practices and compensation levels of companies similar to us.

        To Pay Equitably.    We believe that it is important to apply generally consistent guidelines for all executive officer compensation programs. In order to deliver equitable pay levels, our compensation committee considers depth and scope of accountability, complexity of responsibility, qualifications and executive performance, both individually and collectively as a team.

        In addition to short-term compensation, we have found it important in some cases to provide certain of our executive officers with competitive post-employment compensation. Post-employment compensation consists primarily of two elements—severance pay and benefits continuation for a specified period of time. We believe that these benefits are important considerations for our executive officer compensation packages, as they afford a measure of financial security in the event of termination of their employment under certain circumstances and also enable us to secure their cooperation following termination. We have sought to ensure that each combined compensation package is competitive at the time the package is negotiated with the executive officer. We provide post-employment compensation to our executive officers on a case-by-case basis as the employment market, the qualifications of potential employees and our hiring needs dictate.

        Compensation Mix.    While our compensation committee considers the overall mix of compensation components in its review of compensation matters, it has not adopted any policies or guidelines for allocating compensation between cash and non-cash compensation or among different forms of non-cash compensation. In addition to the compensation objectives and philosophy discussed above, the principal factors affecting our compensation committee's decisions regarding amounts and mix of compensation include:

  •
  overall corporate performance, including financial condition and available resources;

  •
  the executive officer's performance against corporate level strategic goals established as part of our annual planning process; and

  •
  the nature and scope of the executive officer's responsibilities.

Overview and Responsibilities for Compensation Decisions

        Prior to our initial public offering, we were a privately-held company. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, including our audit and compensation committees. During 2010, our compensation committee consisted of Messrs. Stein, Drayer and Jeffrey D. Beyer, who resigned as a director effective November 15, 2011. Messrs. Drayer, Larson and Stein currently comprise the compensation committee.

        Prior to the consummation of this offering, we will establish a new compensation committee which will replace our existing compensation committee. We expect that our new compensation committee will review of our existing compensation programs, objectives and philosophy and determine whether such programs, objectives and philosophy are appropriate given that we have become a public company. We also expect that our new compensation committee will review compensation elements and amounts for our executive officers on an annual basis and at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances or business needs may require. In addition, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal 2010 may not necessarily be indicative of how we may compensate our NEOs following this offering.

        We expect that our compensation committee will continue to consider input from our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO, and our Group Vice President—Human Resources when setting financial objectives for our cash and non-cash incentive plans. We also expect that these executives will provide compensation recommendations to the compensation committee for executives other than themselves based on the benchmarking data discussed below and the other considerations mentioned in this Compensation Discussion and Analysis. We anticipate that our compensation committee will recommend compensation packages to our board of directors that are consistent with our compensation philosophy, strategically positioned against our peer group and competitive with other organizations similar to ours.

        To date, our compensation committee and our CEO, in consultation with our board of directors, have been responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. Our board of directors and compensation committee determined all of the components of our CEO's compensation and, in consultation with our CEO, the compensation of our other NEOs. Executive compensation is reviewed annually as part of our business planning for the year. During this process, our CEO and CFO are involved in the review of overall compensation for executive officers other than themselves and the determination of corporate-level performance goals for that year.

        Our compensation committee and our CEO evaluate the performance and development of our executive officers in their respective positions, establish corporate performance objectives relative to compensation, make determinations as to whether and to what extent such performance objectives have been achieved and ensure that we have effective and appropriate compensation programs in place. Our compensation arrangements with our executive officers are primarily based on the consolidated financial achievements of our company established at the beginning of the year, and reflect our commitment to compensating for the overachievement of corporate or individual objectives and applying incentive deductions for underachievement of objectives.

        Our CEO, as the leader of our executive team, assesses each NEO's contribution to corporate goals, and then makes a recommendation to our compensation committee with respect to compensation of each officer. Our compensation committee undertakes a similar review of our CEO's contribution to corporate goals. Our compensation committee meets to consider these recommendations and makes determinations relating to the compensation of our CEO and, in consultation with our CEO, makes determinations relating to the compensation of our other NEOs.

        We have not historically engaged a third-party consultant to assist us with determining compensation levels, but our new compensation committee may engage such a consultant in the future.

  Benchmarking

        To date, we have not formally benchmarked our executive compensation against peer companies, nor have we identified a group of peer companies which would be included in a benchmarking survey. Compensation amounts historically have been highly individualized and discretionary, based largely on the collective experience and judgment of our compensation committee members, along with input from our CEO and other executive officers, as appropriate.

        Following our initial public offering, we expect that each year our Group Vice President—Human Resources, in consultation with our compensation committee, will compile a report of benchmark data for executive officers holding comparable positions at comparable companies, including base salary, annual cash incentive plan opportunities and awards and long-term incentive award values. We have not determined the peer group of companies that we will utilize in the benchmarking survey, but we expect that the peer group will include companies in our industry, companies with revenues in a range similar to ours and companies with similar market capitalizations. The compensation paid by peer group companies to their respective executive officers will not factor into the determination of the peer group.

        While our compensation committee will utilize this formal benchmarking in its consideration of compensation decisions, we expect that it will continue to manage our compensation programs on a flexible basis that will allow it to respond to market and business developments as it views appropriate.

Risk Management and Assessment

        We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on our business. In addition, our CEO, compensation committee and board of directors believe that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks. These beliefs are based on the following factors:

  •
  we do not have a particular business unit that carries a significant portion of our overall risk profile on a stand-alone basis;

  •
  our compensation policies and practices are uniform across each of our functional areas and departments;

  •
  the mix of compensation among base salary and incentive cash bonus does not encourage excessive risk taking;

  •
  our annual compensation review and performance evaluation process considers factors that do not encourage excessive risk taking, such as management skills, team building, integrity and mentoring.

Employment Agreements

        We are party to employment agreements with our CEO and CFO. We have described the material terms of these agreements in the section "—Employment Agreements." These employment agreements generally establish the terms and conditions of such NEO's employment relationship with us. These agreements generally provide that such named executive receive a minimum base salary and be eligible to receive an annual bonus but do not otherwise provide for annual salary or bonus increases or other compensation increases.

Elements of Compensation

        Compensation for our NEOs is individualized and takes into account the financial condition of the company and general employment conditions in the market. Our current executive compensation program consists of the following components:

  •
  base salary;

  •
  annual cash performance-based bonus;

  •
  benefits payable upon an executive officer's involuntary termination in certain circumstances; and

  •
  other benefits generally available to all salaried employees.

        Our executive compensation includes both fixed components (base salary and benefits) and a variable component (annual cash bonus). The fixed components of compensation are designed to be competitive in order to induce talented executives to join our company. The variable components are tied specifically to the achievement of company-wide and individual objectives and are designed so that above average performance is rewarded with above average rewards. Our compensation committee believes this mix of compensation components is appropriate for our NEOs because it appropriately incentivizes them to plan and work toward the achievement of our long-term success and aligns the interests of our NEOs with the interests of our stockholders, since the amount of compensation will vary depending upon our financial performance. Our compensation committee also believes that this mix is typical of companies in our industry and at our stage of development. Our compensation committee strives to achieve an appropriate mix between the various elements of our compensation program to meet our compensation objectives and philosophy; however, it does not apply any rigid allocation formula in setting our executive compensation, and we may make adjustments to this approach for various positions after giving due consideration to prevailing circumstances, the individuals involved and their responsibilities and performance.

        The table below sets forth for each of our NEOs the applicable percentage of his total compensation in 2010 represented by fixed and variable components of his compensation:

	Percentage of 2010 Total Compensation
Name	Fixed	Variable
Robert Mariano	63%	37%
Darren Karst	63	37
Donald Rosanova	69	31
John Boyle	77	23
Donald Fitzgerald	77	23

  Base Salary

        We provide a base salary to each of our NEOs which is intended to reflect the scope of their responsibilities, individual performance, labor market conditions and competitive market salary levels. The base salaries for our NEOs in 2010 were established by our compensation committee, based in large part on the salaries established for these persons when they were hired or promoted. Base salaries are reviewed annually and may be adjusted from time to time based on performance, changes in responsibilities and overall budget considerations.

        Base salaries for Messrs. Mariano, Karst and Rosanova were not adjusted for 2010 from the levels set in March 2009, based in large part on overall economic conditions. The board of directors determined the increases in salary for Mr. Fitzgerald based primarily on the market conditions among our peers for an employee in his position. The board of directors determined the increase in salary for Mr. Boyle based primarily on the increase in responsibility related to his promotion from Group Vice President—Information Technology to Group Vice President—Retail Operations.

Name	Annual Salary	Approximate Percentage Increase Compared to 2009
Robert Mariano	$875,500	0.0%
Darren Karst	638,600	0.7
Donald Rosanova	460,410	0.7
John Boyle	350,000	10.0
Donald Fitzgerald	350,000	9.0

        In the future, we expect that salaries for our NEOs will be reviewed annually, as well as at the time of a promotion or other change in level of responsibilities, or when competitive circumstances or business needs may require. As noted above, we expect that the compensation committee will recommend a compensation package that is consistent with our compensation philosophy.

        The compensation committee authorized an increase in the base salaries for our NEOs other than Mr. Mariano, effective April 2011, in reflection of improving economic conditions, and the table below sets forth the current base salaries for each of our NEOs:

Name	Current Base Salary	Approximate Percentage Increase Compared to 2010
Robert Mariano	$875,500	0.0%
Darren Karst	664,144	4.0
Donald Rosanova	483,431	5.0
John Boyle	375,025	7.2
Donald Fitzgerald	375,025	7.2

  Performance-based Cash Incentives

        We pay performance-based cash incentives in order to align the compensation of our employees, including our NEOs, with our short-term operational and performance goals and to provide near-term rewards for employees to meet these goals. Our short-term, performance-based executive bonus plan provides for incentive payments for each fiscal year. These incentive payments are intended to motivate our employees to work effectively to achieve financial performance and reward them when these objectives are met.

        Each participant's target bonus amount is expressed as a percentage of base salary (the "Target Bonus"). The compensation committee sets performance ranges (which we refer to as "bandwidths")

centered on targets for total company net sales and total company Adjusted EBITDA to help determine what percentage of the Target Bonus should be paid out to each NEO. The targets and bandwidths are based on our operating plan for the fiscal year and are designed to achieve our objectives for sustainable, dependable growth.

        The actual percent of the Target Bonus paid to our NEOs each year can range from 0% to 100% of the target opportunity, based upon corporate performance against net sales and Adjusted EBITDA targets. Net sales are weighted 25% and Adjusted EBITDA is weighted 75%. As a threshold matter, no bonuses are paid unless the Adjusted EBITDA is greater than the prior year's actual performance. The compensation committee and management believe that by using these metrics we are encouraging profitable top line growth and cash generation for stockholders.

        For 2010, the corporate target performance goal for net sales was $3.883 billion and for Adjusted EBITDA it was $243.7 million. The actual payout multiplier applied for each metric is calculated based on how 2010 results compare to each target performance goal. Additionally, the compensation committee may consider adjustments consistent with our overall compensation philosophy such as adjustments made to ensure that compensation is competitive with the market, payouts are properly aligned with our performance, and management operates the business to drive long-term sustainable growth. For 2010, our corporate performance met the initial Adjusted EBITDA threshold of being greater than 2009 performance. However, we missed our net sales target by 3.6% and our Adjusted EBITDA target by 8.4%. Based on these results discussed above, and exercising its judgment-based methodology, the compensation committee determined that approximately 59% of the Target Bonus would be paid out to our NEOs.

        The following table shows each NEO's potential bonus payment as a percentage of 2010 base salary and his actual bonus payment in absolute terms and as a percentage of 2010 base salary.

Name	Potential Bonus Payment as a Percentage of Base Salary	Actual Bonus Payment as a Percentage of Base Salary	Actual Bonus Payment
Robert Mariano	100%	59%	$504,671
Darren Karst	100	59	379,156
Donald Rosanova	75	45	205,019
John Boyle	50	30	103,903
Donald Fitzgerald	50	30	103,903

        The following table shows each NEO's performance-based cash incentive targets as a percentage of base salary for 2011. For 2011, we are again using total company net sales and total company Adjusted EBITDA as the financial objectives for the plan. We have chosen not to disclose the specific net sales and Adjusted EBITDA targets for 2011 because we believe such disclosure would result in serious competitive harm and be detrimental to our operating performance. Our 2011 goals are intended to be realistic and reasonable, but challenging in order to drive performance:

Name	Potential Bonus Payment as a Percentage of Base Salary
Robert Mariano	100%
Darren Karst	100
Donald Rosanova	75
John Boyle	50
Donald Fitzgerald	50

        Although net sales and Adjusted EBITDA were used as financial measures for 2010 and will be used as the financial measures for 2011, the compensation committee may use other objective financial performance indicators for the plan in the future, including, without limitation, the price of our common stock, stockholder return, return on equity, return on investment, return on capital, sales productivity, same-store sales growth, economic value added, operating income, gross margin, sales, cash flow, earnings per share or market share.

  Additional Executive Benefits

        We provide our NEOs with benefits that our board of directors believes are reasonable and in the best interests of our company and our stockholders. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our NEOs, including retirement plans, life insurance benefits, paid vacation and other benefits described below. The compensation committee, in its discretion, may revise, amend or add to an officer's benefits if it deems it advisable. We believe these benefits are generally equivalent to benefits provided by comparable companies.

        Retirement Plan Benefits.    We sponsor a 401(k) defined-contribution plan, or the "401(k) Plan" covering substantially all eligible employees, including our NEOs. Employee contributions to the 401(k) Plan are voluntary. Contributions by participants are limited to their annual tax deferred contribution limited by the Internal Revenue Service. We contribute an amount equal to 100% of the first 3% of the eligible compensation deferred by a participant and 50% of the next 2% of the eligible compensation deferred by a participant. Our total matching contributions to the 401(k) Plan were $6.9 million for the year ended January 1, 2011.

        Health and Welfare Benefits.    We offer medical, dental, vision, life insurance, short-term and long-term disability insurance and accidental death and dismemberment insurance for all eligible employees. Our NEOs are eligible to participate in these benefits on substantially the same basis as all other employees.

Accounting and Tax Considerations

        In determining which elements of compensation are to be paid, and how they are weighted, we also take into account whether a particular form of compensation will be deductible under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Section 162(m) generally limits the deductibility of compensation paid to our NEOs to $1 million during any fiscal year unless such compensation is "performance-based" under Section 162(m). However, under a Section 162(m) transition rule for compensation plans or agreements of corporations which are privately held and which become publicly held in an initial public offering, compensation paid under a plan or agreement that existed prior to the initial public offering will not be subject to Section 162(m) until the earlier of (1) the expiration of the plan or agreement; (2) a material modification of the plan or agreement; (3) the issuance of all employer stock and other compensation that has been allocated under the plan; or (4) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the year of the initial public offering, or the "Transition Date." After the Transition Date, rights or awards granted under the plan, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

        Our compensation program is intended to maximize the deductibility of the compensation paid to our NEOs to the extent that we determine it is in our best interests. Consequently, we may rely on the exemption from Section 162(m) afforded to us by the transition rule described above for compensation paid pursuant to our pre-existing plans.

        Many other Code provisions, SEC regulations and accounting rules affect the payment of executive compensation and are generally taken into consideration as programs are developed. Our goal is to create and maintain plans that are efficient, effective and in full compliance with these requirements.

Recoupment Policy

        We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. Upon the consummation of this offering, we will become subject to the recoupment requirements under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable laws.

Compensation Tables

        The following tables provide information regarding the compensation earned by our NEOs during the fiscal year ended January 1, 2011.

Summary Compensation Table

        The following table shows the compensation earned by our NEOs during the fiscal year ended January 1, 2011.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Robert Mariano President, Chief Executive Officer and Chairman	2010	875,500	—	—	—	504,671	—	44,384	1,424,555
Darren Karst Executive Vice President and Chief Financial Officer	2010	638,600	—	—	—	379,156	—	29,170	1,046,926
Donald Rosanova Executive Vice President—Operations	2010	460,410	—	—	—	205,019	—	28,632	694,061
John Boyle Group Vice President—Store Operations	2010	350,000	—	—	—	103,903	—	22,621	476,524
Donald Fitzgerald Group Vice President—Merchandising and Procurement	2010	350,000	—	—	—	103,903	—	16,146	470,049

(1)
All other compensation is itemized in the table set forth below.

Name	Executive Life & Insurance ($)(a)	Personal Use of Company Car ($)(b)	401(k) Company Match ($)(c)	Total ($)
Robert Mariano	19,273	25,111	—	44,384
Darren Karst	6,712	12,658	9,800	29,170
Donald Rosanova	14,746	4,086	9,800	28,632
John Boyle	5,351	7,470	9,800	22,621
Donald Fitzgerald	5,430	10,716	—	16,146

(a)
Amounts represent the annual premiums paid by the company for executive life and disability insurance.

(b)
Amounts include the personal use of a company car, which is calculated by allocating the costs of operating the car between personal and business use, on the basis of miles driven for personal use to total miles driven.

(c)
Amounts represent the annual 401(k) company contribution after refunds and forfeitures.

Grants of Plan-based Awards

        During fiscal year 2010, each of our NEOs participated in the 2010 Executive Bonus Plan and was eligible for the awards set forth under "Payouts Under Non-Equity Incentive Plan Awards" below. The actual payout for the NEOs is set forth above under the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. For a detailed discussion of our 2010 Executive Bonus Plan, refer to "—Compensation Discussion and Analysis—Elements of Compensation—Performance-based Cash Incentives."

        We did not make any grants of stock options or restricted stock to our NEOs during fiscal year 2010.

		Payouts under non-equity incentive plan awards(1)			Estimated potential payouts under equity incentive plan awards			All other stock awards: number of shares or stock units (#)	All other option awards: number of securities underlying options (#)
										Exercise or base price of option awards ($)	Grant date fair value of stock and award options ($)
Name	Grant Date	Threshold ($)(2)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert Mariano	—	—	875,500	875,500	—	—	—	—	—	—	—
Darren Karst	—	—	638,600	638,600	—	—	—	—	—	—	—
Donald Rosanova	—	—	345,308	345,308	—	—	—	—	—	—	—
John Boyle	—	—	175,000	175,000	—	—	—	—	—	—	—
Donald Fitzgerald	—	—	175,000	175,000	—	—	—	—	—	—	—

(1)
Payouts under the non-equity incentive plans are reported in the Summary Compensation Table under the heading Non-Equity Incentive Plan Compensation.

(2)
No bonus amounts are earned if the fiscal year's Adjusted EBITDA was less than or equal to the prior year's Adjusted EBITDA.

Outstanding Equity Awards at Fiscal Year-end

        There were no option awards outstanding held by our NEOs as of January 1, 2011.

Option Exercises and Stock Vested

        There were no option awards exercised by any of our NEOs during fiscal year 2010, and none of our NEOs hold any other stock awards, including any that vested during fiscal year 2010.

Restricted Stock Unit Exercises and Shares Vested

        None of our NEOs hold any restricted stock awards or other stock awards, including any that vested during fiscal year 2010.

Pension Benefits

        We did not sponsor any qualified or nonqualified defined benefit plans for our NEOs during fiscal year 2010. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Deferred Compensation

        We do not currently provide any deferred compensation program or benefits but may elect to do so in the future.

Employment Agreements

        Robert A. Mariano.    In connection with our acquisition by Willis Stein in 2002, we entered into an Executive Agreement with Mr. Mariano on June 6, 2002 (amended February 21, 2007, June 5, 2008, March 25, 2009, May 12, 2010 and May 13, 2011), which governs the terms of Mr. Mariano's employment with us. In his Executive Agreement, Mr. Mariano agreed to serve as the chairman of our board of directors, Chief Executive Officer and President until he resigns or until we terminate his employment. While employed by us, Mr. Mariano will receive an annual base salary of $600,000, subject to increase by the board of directors. Mr. Mariano is also eligible for a bonus of up to 100% of his base salary based upon the achievement of certain financial goals. In addition, he is entitled to customary benefits for which our senior executives are generally eligible. Mr. Mariano's employment will continue until his death or incapacity, termination, with or without cause, or his resignation for any reason. His Executive Agreement provided for an initial term of employment of five years. The employment agreement has been amended to extend the initial term, with the most recent amendment extending the term until June 6, 2012. Mr. Mariano's Executive Agreement also contains customary noncompetition provisions.

        In the event we terminate Mr. Mariano's employment without "cause" or Mr. Mariano terminates his employment for "good reason" (each as defined in the Executive Agreement), then Mr. Mariano is entitled to: (i) severance equal to one year of his base salary and a prorated portion of any bonus due and (ii) continuation of health insurance benefits for one year, in each case conditioned upon the executive signing a general release within 21 days after his termination date. Mr. Mariano is also entitled to be paid a cash payment equal to the executive's accrued, unused vacation prorated for the portion of the year worked. Mr. Mariano shall not be entitled to receive a bonus for any period after the termination date. In the event that we terminate Mr. Mariano's employment without cause, then, with the prior written consent of the executive, Willis Stein or us will have the right to repurchase all (but not less than all) of the vested shares at a purchase price equal to the fair market value thereof at the date of Mr. Mariano's termination.

        In the event we terminate Mr. Mariano's employment without "cause" due to a change of control the continuation of payments and benefits will be determined by the terms of our severance plan. We have described any potential severance payments under the employment agreements or severance plan in the section "—Potential Payments Upon Termination and Change in Control." If Mr. Mariano is terminated without "cause" or resigns for "good reason" within six months of a "change of control" (as defined in Mr. Mariano's Executive Agreement), under the terms of his Executive Agreement he will additionally be entitled to health coverage until the earlier of (i) his attaining the age of 65 or (ii) his employment with another company offering comparable health benefits. Mr. Mariano will be responsible for 50% of the cost of such health coverage.

        Darren W. Karst.    Mr. Karst also entered into an Executive Agreement in on June 6, 2002 (amended February 21, 2007, June 5, 2008, March 25, 2009, May 12, 2010 and May 13, 2011) on substantially similar terms to those contained in Mr. Mariano's Executive Agreement, except that his base salary was set at $450,000, subject to increase by our board of directors.

Potential Payments Upon Termination and Change in Control

        In the event we terminate the employment of Messrs. Mariano and Karst, they would receive the amounts and benefits specific in their employment agreement summarized above in the section "—Employment Agreements."

        Messrs. Mariano, Karst, Rosanova, Fitzgerald and Boyle are party to our severance plan. The table below summarizes the compensation payable to each of our NEOs in the event we terminate his employment with us without cause or the officer resigns for good reason. Under our severance plan, if an executive is terminated without good cause within one year, or substantially concurrently with, of a change of control, the executive is entitled to: (i) severance equal to one year base salary, or such other salary termination period determined by our board of directors when the executive is designated a participant in the severance plan, payable in periodic intervals in accordance with the regular payroll schedule, and (ii) continuation of health insurance benefits during the salary continuation period. Our severance plan does not provide for the payment of any benefits in the event of death or disability.

        Under the severance plan, "good cause" means: (i) the commission by the participation of a felony or crime involving moral turpitude or the commission of any other act or omission involve dishonesty or fraud with respect to the company or any of its customers or suppliers; (ii) conduct on the part of the executive that brings us into public disgrace or disrepute in any material respect; (iii) the executive's gross negligence or willful misconduct in the performance of his or her duties and responsibilities of the company; (iv) the failure of the executive to carry out the duties and responsibilities of his or her office or position, or to follow a specific and lawful directive of the board of directors or an officer to whom the executive reports; (v) the executive's willful disclosure of material confidential information or trade secrets of the company to or for the benefit of a competitor of the company, to the extent such information was not available publicly; or(vi) any intentional misrepresentation by the executive to the board of directors or to an officer of the company to whom the executive reports.

        The table below reflects amounts that would be payable to each of our NEOs assuming his employment was terminated on January 1, 2011. The information assumes that the NEO executed a general release of claims against us within 21 days of his termination date.

Name	Benefit	Termination Without Cause or for Good Reason ($)	Termination Without Cause Following Change in Control($)
Robert Mariano	Base salary continuation	875,500	875,500
	Bonus (1)	504,671	504,671
	Continuation of benefits (2)	15,087	54,680

	Total	1,395,258	1,434,851
Darren Karst	Base salary continuation	638,600	638,600
	Bonus (1)	379,156	379,156
	Continuation of benefits (2)	15,087	141,179

	Total	1,032,843	1,158,935
Donald Rosanova	Base salary continuation	—	460,410
	Bonus	—	—
	Continuation of benefits (3)	—	15,087

	Total	—	475,497
John Boyle	Base salary continuation	—	350,000
	Bonus	—	—
	Continuation of benefits (3)	—	15,087

	Total	—	365,087
Donald Fitzgerald	Base salary continuation	—	350,000
	Bonus	—	—
	Continuation of benefits (3)	—	15,087

	Total	—	365,087

(1)
In the event of termination without cause or for good reason, Messrs. Mariano and Karst are entitled, under their executive agreements, to receive a pro rata annual bonus for the fiscal year during which the termination occurs.

(2)
For termination without cause or for good reason, these represent estimates for the continuation of health insurance for one year following the executive's termination without cause. For termination without cause following a change in control, these represent the estimated present value of payments for the continuation of health insurance following the executive's termination until the executive's 65th birthday. The employment agreements for Messrs. Mariano and Karst provide that in the event of a change of control, they will be entitled to health benefits until they attain the age of 65 or become employed with another company offering substantially similar health benefits to the executive.

(3)
Represent estimates for the continuation of health insurance for one year following the executive's termination.

2012 Equity Incentive Plan

        In connection with this offering, we expect to adopt a 2012 Equity Incentive Plan (the "2012 Incentive Plan") effective upon completion of the offering. The 2012 Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2012 Incentive Plan. The purpose of the 2012 Incentive Plan will be to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. The specific terms of the 2012 Incentive Plan are still being finalized. Set forth below is a summary of the material terms of the 2012 Incentive Plan based on our current discussions. The following description of our 2012 Incentive Plan is qualified in its entirety by the full text of the 2012 Incentive Plan, which will be filed with the SEC as an exhibit to the registration statement, of which this prospectus is a part.

        Administration.    The 2012 Incentive Plan will be administered by a committee designated by our board of directors, which we expect to be our compensation committee. Among the committee's powers will be to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2012 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2012 Incentive Plan as it deems necessary or proper. The committee will have full authority to administer and interpret the 2012 Incentive Plan, to grant discretionary awards under the 2012 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2012 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2012 Incentive Plan to our executive officers.

        Available Shares.    The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2012 Incentive Plan or with respect to which awards may be granted may not exceed                 shares. The number of shares available for issuance under the 2012 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2012 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2012 Incentive Plan.

        Eligibility for Participation.    Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2012 Incentive Plan.

        Award Agreement.    Awards granted under the 2012 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant's employment, as determined by the committee.

        Stock Options.    The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share's fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

        Stock Appreciation Rights.    The committee may grant stock appreciation rights ("SARs") either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable ("Tandem SAR") or independent of a stock option ("Non-Tandem SAR"). A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2012 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

        Restricted Stock.    The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient's restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period.

        Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse.

        If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Code, as amended, requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth in the 2012 Incentive Plan and are discussed in general below.

        Other Stock-Based Awards.    The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2012 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and/or a minimum vesting period. The performance goals for performance-based-other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2012 Incentive Plan and discussed in general below.

        Other Cash-Based Awards.    The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

        Performance Awards.    The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance and/or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

        Performance Goals.    The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals or the attainment of a certain target level of, or a specified increase or decrease in, one or more financial or other operational measures as may be determined by the committee.

        To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles.

        Performance goals may also be based on an individual participant's performance goals, as determined by the committee.

        In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

        Change in Control.    In connection with a change in control, as will be defined in the 2012 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2012 Incentive

Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

        Stockholder Rights.    Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

        Amendment and Termination.    Notwithstanding any other provision of the 2012 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2012 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2012 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

        Transferability.    Awards granted under the 2012 Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

        Recoupment of Awards.    The 2012 Incentive Plan will provide that awards granted under the 2012 Incentive Plan are subject to any recoupment policy we may have in place or any obligation that we may have regarding the clawback of "incentive-based compensation" under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

        Effective Date.    We expect that the 2012 Incentive Plan will be adopted in connection with this offering.

Employee Stock Purchase Plan

        Prior to completion of this offering, our board of directors may choose to adopt an employee stock purchase plan (the "ESPP"), subject to approval by our stockholders. If adopted, the ESPP would be effective as of the completion of this offering. The ESPP would generally be designed to encourage employees to become stockholders and to increase their ownership of our common stock. The ESPP would also be intended to comply with the requirements of Section 423 of the Code and to assure the participants of the tax advantages provided thereby. In order for the transfer of stock under the ESPP to qualify for this treatment, the ESPP would have to be approved by our stockholders within 12 months of the plan's adoption.

Director Compensation

        The following table sets forth the annual compensation that we paid the non-employee directors of our principal operating subsidiary in 2010.

Name and Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)		Total ($)
Jeffrey D. Beyer (1) Director	2010	—	—	—	—	—	—		—
Ralph W. Drayer Director	2010	30,000	—	—	—	—	—		30,000
Steven L. Harper Director	2010	50,000	—	—	—	—	62,500	(3)	112,500
J. Landis Martin (2) Director	2010	30,000	—	—	—	—	—		30,000
Avy H. Stein Director	2010	—	—	—	—	—	—		—
John R. Willis Director	2010	—	—	—	—	—	—		—

(1)
Mr. Beyer resigned as a director effective November 15, 2011.

(2)
Mr. Martin resigned as a director effective December 1, 2011. Represents fees paid to Mr. Martin in 2010 for serving as a director of our principal operating subsidiary. Prior to November 30, 2011, our business was principally managed by this board of directors. Mr. Martin will not serve as a director of the issuer.

(3)
Represents fees paid under a consulting agreement. See "Certain Relationships and Related Party Transactions—Other Transactions and Agreements—Harper Consulting Agreements."

        Prior to the completion of this offering, we will adopt a new compensation policy with respect to our directors. All members of our board of directors that are not employed by us or one of our subsidiaries will be entitled to receive compensation for their services on the board of directors and related committees pursuant to this new policy. At this time, we have not determined the specific amount or components of such director compensation but expect that it will be similar to those adopted by comparable companies that have recently completed an initial public offering. All directors will also be entitled to be reimbursed for their reasonable expenses to attend meetings of our board and related committees and otherwise attend to our business.

Director and Officer Indemnification and Limitation of Liability

        Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders or (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law.

        In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of                        , 2012, after giving effect to the Conversion, and the anticipated beneficial ownership percentages immediately following this offering, by:

  •
  each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

  •
  each of our NEOs;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  other selling stockholders.

        For further information regarding material transactions between us and certain of our selling stockholders, see "Certain Relationships and Related Party Transactions."

        Each stockholder's percentage ownership before the offering is based on                        shares of our common stock outstanding as of                        , 2011, as adjusted to give effect to the Conversion. Each stockholder's percentage ownership after the offering is based on                        shares of our common stock outstanding immediately after the completion of this offering. The selling stockholders have granted the underwriters an option to purchase up to an aggregate of                                    additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Roundy's Supermarkets, Inc., 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering
Name	Number	Percent	Number	Number	Percent
5% Stockholders:
Funds managed by affiliates of Willis Stein (1)(2)
Funds managed by AlpInvest Partners B.V. (3)
Funds managed by affiliates of Norwest Equity Capital, LLC (4)
Northwestern Mutual Life Insurance Co. (2)(5)
Named Executive Officers and Directors:
Robert Mariano (2)
Darren Karst (2)
Donald Rosanova
Donald Fitzgerald
John Boyle

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering
Name	Number	Percent	Number	Number	Percent
Ralph W. Drayer
Steven L. Harper
Christopher Larson (6)
Avy H. Stein (6)
John R. Willis (6)
All executive officers and directors as a group (14 persons)
Other Selling Stockholders:

*
Indicates less than 1%.

(1)
Represents                  shares held directly by Willis Stein & Partners III, L.P. ("Fund III"),            shares held directly by Willis Stein & Partners Dutch III-A, L.P. ("Dutch III-A"),                  shares held directly by Willis Stein & Partners Dutch III-B, L.P. ("Dutch III-B"), and                  shares held directly by Willis Stein & Partners III-C, L.P. ("Fund III-C" and, together with Fund III, Dutch III-A, Dutch III-B, the "Willis Stein Funds"). Willis Stein & Partners Management III, L.P. (the "Fund III General Partner") is the sole general partner of each of Fund III, Dutch III-A, Dutch III-B and Fund III-C, and Willis Stein & Partners Management III, LLC ("Management III"), is the sole general partner of the Fund III General Partner. John R. Willis and Avy H. Stein (collectively, the "Managing Partners") are the Managing Partners of Management III. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of the Willis Stein Funds, the Fund III General Partner, Management III and the Managing Partners expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The address of each of the Willis Stein Funds, the Fund III General Partner, Management III and the Managing Partners is 1 North Wacker Drive, Suite 4800, Chicago, Illinois 60606.

(2)
The Willis Stein Funds, The Northwestern Mutual Life Insurance Company, Robert A. Mariano, Darren W. Karst and certain of our other existing stockholders have entered into an Investor Rights Agreement pursuant to which such stockholders have agreed to vote their shares of common stock in the manner in which the funds managed by Willis Stein direct in connection with: (i) election of directors, (ii) approval of any amendment to our certificate of incorporation or bylaws; (iii) any merger, combination, or consolidation of us with any independent third party; (iv) the sale, lease or exchange of all or substantially all of our assets to an independent third party; or (v) any reorganization, liquidation, dissolution, or winding-up of our assets, for a period of one year from the date of this offering for items (i), (ii) and (v), and two years for items (iii) and (iv); provided, however that these actions shall not have a disproportionately adverse impact on any class of stockholders unless approved by a majority of the stockholders in such class. As a result, Willis Stein will have voting control of approximately        % of our common stock (        % if the underwriters exercise their over-allotment option in full) upon completion of this offering. See "Certain Relationships and Related Party Transactions—Investor Rights Agreement."

(3)
Represents                  shares held directly by Stichting Pensioenfonds ABP ("SPA") and                  shares held directly by Stichting Pensioenfonds Zorg en Welzijn ("SPZ"). AlpInvest Partners B.V. ("AlpInvest") acts as attorney-in-fact for each of SPA and SPZ and has sole voting and investment discretion over the shares held by each of SPA and SPZ. All actions relating to the voting or disposition of these shares are subject to the authority of the managing partners of AlpInvest. The managing partners of AlpInvest are Volkert Doeksen, Paul de Klerk, Erik Bosman, Wim Borgdorff, Tjarko Hektor, Wouter Moerel, Eliot Royce, Erik Thyssen, Sander van Maanen, Maarten Vervoort and George Westerkamp (together, the "AlpInvest Managing Partners"), each of whom expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The address of each of SPA, SPZ, AlpInvest and the AlpInvest Managing Partners is c/o AlpInvest Partners, Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands.

(4)
Represents                  shares held directly by Norwest Equity Partners VI, L.P. ("NEP VI") and                  shares held directly by Norwest Equity Partners VII, L.P. ("NEP VII"). Itasca LBO Partners VI, LLP (the "Itasca LBO VI") is the sole general partner of NBP VI and Itasca LBO Partners VII, LLP ("Itasca LBO VII"), is the sole general partner of NBP VII. John E. Lindahl and Timothy C. DeVries are managing partners, and John P. Whaley is managing administrative partner (collectively, the "Itasca Managing Partners") of Itasca LBO VI and Itasca LBO VII. All voting and investment power with respect to the shares is held by NEP VI and NEP VII, acting by and through Itasca LBO VI, Itasca LBO VII, and the Itasca Managing Partners. Each of NEP VI, NEP VII, Itasca LBO VI, and Itasca LBO VII expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The address of each of NEP VI, NEP VII, Itasca LBO VI, and Itasca LBO VII is 80 South 8th Street, Suite 3600, Minneapolis, Minnesota 55402.

(5)
The address of The Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

(6)
Messrs. Stein and Willis are Managing Partners and Mr. Larson is an employee of Willis Stein, an affiliate of the Willis Stein Funds. Messrs. Stein and Willis may be deemed to share voting and dispositive power with respect to the shares owned by the Willis Stein Funds and, as a result, may be deemed to be beneficial owners of such shares. Each of Messrs. Larson, Stein and Willis expressly disclaim beneficial ownership of any securities in which they do not have a pecuniary interest. The business address for each of Messrs. Stein and Willis is 1 North Wacker Drive, Suite 4800, Chicago, Illinois 60606.

Over-Allotment Option

        The stockholders listed below have granted the underwriters an option to purchase up to an aggregate of                  additional shares of common stock to cover over-allotments. The following table sets forth certain information regarding the number of shares offered by such stockholders and the beneficial ownership of our common stock by such stockholders assuming the underwriters exercise the over-allotment option in full.

	Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Offered in the Over-Allotment Option	Shares Beneficially Owned After This Offering
Name	Number	Percent	Number	Number	Number	Percent
Willis Stein Funds

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Our board of directors currently is primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our audit committee will be responsible for the review, approval and ratification of "related-person transactions" between us and any related person. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the audit committee will consider:

  •
  the nature of the related person's interest in the transaction;

  •
  the material terms of the transaction, including the amount involved and type of transaction;

  •
  the importance of the transaction to the related person and to our company;

  •
  whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

  •
  any other matters the audit committee deems appropriate.

        Any member of the audit committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

        Other than compensation agreements and other arrangements which are described under "Executive Compensation," and the transactions described below, since January 1, 2008, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Investor Rights Agreement

        We have entered into an Investor Rights Agreement with certain of our stockholders pursuant to which we have agreed to extend to such stockholders registration rights, information rights and certain other rights. The parties to the Investor Rights Agreement include: (i) Roundy's Acquisition Corp., (ii) Willis Stein & Partners III, L.P., Willis Stein & Partners III-C, L.P., Willis Stein & Partners Dutch III-A, L.P., Willis Stein & Partners Dutch III-B, L.P., and Roundy's Acquisition LLC (collectively, the "WS Stockholders"), (iii) Stichting Pensioenfonds ABP, Stichting Pensioenfonds Zong en Welzijn, previously known as Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen, The Northwestern Mutual Life Insurance Company, Norwest Equity Partners IV and Randolph Street Partners IV (collectively, the "Co-Investors"); and (iv) Robert A. Mariano and Darren W. Karst (collectively, the "Executives").

Approved Sale

        If the majority WS Stockholder approves (i) any merger, combination, or consolidation of us with any independent third party or (ii) the sale, lease or exchange of all or substantially all of our assets to an independent third party, each other stockholder party to the Investor Rights Agreement will vote for, consent to and will not object or otherwise impede consummation of the approved sale. Any rights and obligations of stockholders under the Investor Rights Agreement related to approved sales will terminate upon the second anniversary of the consummation of this initial public offering.

Demand Rights

        At any time the majority of the WS Stockholders may require that we register their shares under the Securities Act of 1933, as amended (the "Securities Act"). Upon the request for a demand registration, we must notify other stockholders party to the Investor Rights Agreement of the request and give them the opportunity to request that their shares be included in the registration, as described under "Piggyback Rights" below.

        We call the right to require us to register shares a "demand registration right" and the resulting registration a "demand registration". At any time, the WS Stockholders holding at least a majority of the WS Registrable Securities (as defined in the Investor Rights Agreement) may request an unlimited number of long-form registrations on Form S-1 and an unlimited number of short-form registrations on Form S-3. Demand registrations will be short-form registrations whenever we are permitted to use Form S-3.

Piggyback Rights

        The stockholders party to the Investor Rights Agreement can request to participate in registrations of any of our securities for sale by us or by a third-party other than in an initial public offering, in a demand registration or in a registration on a Form S-4 or Form S-8 or similar or successor forms. We call this right a "piggyback right" and the resulting registration a "piggyback registration."

Conditions and Limitations; Expense

        The registration rights outlined above are subject to conditions and limitations, including (i) the right of the underwriters to limit the number of shares to be included in a registration statement, (ii) with respect to demand registrations, the right of the initiating stockholders to withdraw the registration statement and (iii) with respect to a piggyback registration, our right to withdraw the registration statement under specified circumstances.

        With respect to both demand registrations and piggyback registrations, if the offering is an underwritten offering, the stockholder's right to include its shares in such registration will be conditioned upon such stockholder's participation in the underwritten offering and entering into an underwriting agreement with the underwriters.

        We are not required to effect a demand registration within six months after the effective date of a previous demand registration. We may also postpone for up to six months the filing or the effectiveness of a registration statement for a demand registration if our board of directors determines that such demand registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company to engage in any acquisition of assets or any merger, consolidation, tender offer or similar transaction. The underwriters in any demand registration will be selected by the holders of a majority of the shares with demand rights that are included in the registration and must be reasonably acceptable to us.

        Other than underwriting discounts and commissions, we will pay all registration expenses in connection with a registration, including the expense of a single special counsel to the holders for each registration. In connection with each demand registration and each piggyback registration, we will also reimburse the stockholders for the reasonable fees of each additional counsel retained by the stockholders for the purpose of rendering any legal opinion required by us or underwriters.

Indemnification

        We have agreed to indemnify each stockholder party to the Investor Rights Agreement, and their partners, members, managers, officers, directors, stockholders, employees and agents, and any underwriter for such holder, against any losses arising out of (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except in so far as the same are caused by or contained in any information furnished in writing to us by or on behalf of such stockholder or by such stockholder's failure to deliver a copy of the registration statement thereto. Each stockholder has in turn agreed to indemnify us against any losses arising out of any untrue statement or alleged untrue statement of a material fact contained in written information furnished by such holders specifically for use in connection with such registration, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Board of Directors Composition and Other Voting Matters

        The Investor Rights Agreement requires each stockholder party thereto, until the first anniversary of the consummation of this initial public offering, to vote all of his or her shares, and us to take all necessary and desirable actions within our control, in each case so that the authorized number of directors on our board of directors shall be three directors or a greater number as specified by the majority Willis Stein stockholders and so that the board will include our CEO and two persons designated by the majority Willis Stein stockholders. Any vacancy on the board of directors will be filled by a director designated by the majority Willis Stein stockholders.

        The Investor Rights Agreement also requires each stockholder party thereto, until the first anniversary of the consummation of this initial public offering, to vote all of his or her shares in the manner in which the majority Willis Stein stockholders direct in connection with: (i) approval of any amendment to our certificate of incorporation or bylaws or (ii) any reorganization, liquidation, dissolution, or winding-up of our assets; provided, however that these actions shall not have a disproportionately adverse impact on any class of stockholders unless approved by a majority of the stockholders in such class.

Loans to Directors and Executive Officers

        Since our acquisition by Willis Stein in 2002, we have made loans to all of our executive officers and certain directors to enable them to purchase our common stock. Each of these loans bore interest at 4.74%, except for the loan to Mr. Harper, which bore interest at 6.00%.

        On April 29, 2010, each of Messrs. Mariano and Karst repaid their outstanding loans, including accrued interest, of $604,749 and $302,375, respectively.

        On November 30, 2011, in order to comply with certain provisions of the Sarbanes-Oxley Act, each of the remaining loans was cancelled in exchange for our repurchase of the common stock originally purchased with the associated loan proceeds. The table below summarizes the principal and accrued interest of each of these loans for which the amount involved exceeded $120,000 as of November 30, 2011, and the number of shares repurchased upon cancellation.

Obligor	Principal and Accrued Interest as of November 30, 2011	Number of Shares Repurchased
Mark Beaty	$383,630	77.3383
Ron Cooper	$1,055,807	212.8466
Donald Fitzgerald	$1,634,765	329.5624
Steven Harper (1)	$573,109	100.4283
J. Landis Martin	$304,737	61.4338
Michael Turzenski	$325,960	65.7123

(1)
For Mr. Harper, we also forgave $74,943 of principal on his loan.

Other Transactions and Agreements

Harper Consulting Agreements

        On July 19, 2010, we entered into a consulting agreement with our director Steven L. Harper. Under the consulting agreement, Mr. Harper has provided consulting services relating to our poultry procurement program. The agreement has terminated pursuant to its terms. Under the consulting agreement, Mr. Harper was paid an initial fee of $62,500 and an additional $175,000 based on savings generated in our poultry procurement program.

        On April 15, 2011, we entered into a letter agreement with Mr. Harper, pursuant to which he provides consulting services related to the development and enhancement of our merchandising and procurement processes. Mr. Harper is compensated $10,000 per day worked for the consulting services. The letter agreement may be terminated at any time by either party. As of November 1, 2011, Mr. Harper has received $60,000 in consulting fees under the letter agreement.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Senior Credit Facility

        In connection with this offering, we anticipate entering into a new senior credit facility, which is expected to provide for a revolving credit facility of at least $             million. The new senior credit facility may also include term loans depending on market conditions and other financing alternatives available to us in connection with the debt refinancing we intend to complete concurrent with the closing of this offering. We are still in preliminary discussions with potential arrangers and lenders with respect to the terms of the new senior credit facility and the specific form of the debt refinancing transaction. In general, we expect that the new senior credit facility will contain representations and warranties, financial and restrictive covenants, events of default and collateral arrangements that are customary for this type of financing. In this regard, we expect that the new senior credit facility will condition our ability to pay dividends on our common stock on our continued compliance with one or more financial ratios. The actual terms of our new senior credit facility will depend on the results of negotiations with our lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under our new senior credit facility.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon completion of this offering. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Authorized Capitalization

        Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of                                     shares of common stock, par value $0.01 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. Prior to the completion of this offering, we will complete an internal recapitalization pursuant to which our outstanding participating preferred stock will be converted into shares of common stock on a share-for-share basis and, immediately thereafter, we will effect a one-for-            stock split. Upon completion of this offering, we will have                                    shares of common stock outstanding and no shares of preferred stock outstanding.

        We currently have two outstanding classes of capital stock: common stock and participating preferred stock. As of October 1, 2011, we had 93,584.6983 shares of common stock outstanding held by 32 record holders and 10,438.905 shares of participating preferred stock outstanding held by 15 record holders.

Common Stock

Voting Rights

        Each share of our common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

        Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. For additional information, see "Dividend Policy" and "Description of Certain Indebtedness."

Liquidation Rights

        In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of our preferred stock may be entitled to distribution and liquidation preferences. In either such case, we will be required to pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

        Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

        We will apply to list our common stock on                        under the symbol "                ."

Undesignated Preferred Stock

        Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

        For a description of the registration rights of certain of our stockholders, see "Certain Relationships and Related Party Transactions—Investor Rights Agreement."

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation and amended and restated bylaws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

        The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, special meetings of stockholders may be called only by the chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors then in office. In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of such stockholder's intention to bring that business before the meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Stockholder Action by Written Consent

        Pursuant to Section 228 of the DGCL any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such action is recommended by all directors then in office.

Section 203 of the Delaware General Corporation Law

        We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

  •
  at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

        Section 203 defines a "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any entity or person that beneficially owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Requirements for Amendments to our Amended and Restated By-laws

        Our amended and restated certificate of incorporation will provide, among other things, that our amended and restated bylaws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66 2/3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Corporate Opportunities

        Our amended and restated certificate of incorporation renounces any interest or expectancy of us in business opportunities that are offered to our officers, directors or stockholders who are not our or our subsidiaries' employees to the fullest extent permitted by the DGCL.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be                                    .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. We cannot predict the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time.

Sale of Restricted Shares

        Upon completion of this offering, we will have                        shares of common stock outstanding. Of these shares of common stock, the                         shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                        shares of common stock held by our existing stockholders upon completion of this offering, or                        shares if the underwriters exercise their option to purchase additional shares in full, will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in "Underwriting," taking into account the provisions of Rules 144 and 701 under the Securities Act.

Rule 144

        In general, under Rule 144 as currently in effect, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may sell their shares upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for at least 90 days prior to the date of the sale and have filed all reports required thereunder, or (2) the expiration of a one-year holding period. We believe that holders who acquired their common stock in connection with the Conversion will be permitted to "tack" the holding period of their preferred stock to the holding period of their common stock for purposes of establishing these six-month or one-year holding periods.

        At the expiration of the six-month holding period, assuming we have been subject to the Exchange Act reporting requirements for at least 90 days and have filed all reports required thereunder, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the exchange where we will list our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

        As described above in "Certain Relationships and Related Party Transactions—Investor Rights Agreement," following the completion of this offering, subject to the 180-day lock-up period described above, holders of an aggregate of                        shares will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the shares of common stock held by them. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. We have not granted holders of our securities any registration rights other than pursuant to the Investor Rights Agreement.

Stock Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

        We and the selling stockholders, each of our directors and executive officers and substantially all stockholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, we and they will not (subject to certain exceptions), during the period ending 180 days after the date of this prospectus (subject to certain extensions):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. For additional information, see "Underwriting."

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset, within the meaning of Section 1221 of the Code. For purposes of this summary, a "non-U.S. holder" means any beneficial owner of our common stock other than:

  •
  an individual citizen or resident of the United States, as defined for federal income tax purposes;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

        This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, or the "IRS," with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address federal taxes, other than the U.S. federal income tax, and the U.S. federal estate tax or non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

  •
  former citizens or residents of the U.S.;

  •
  brokers or dealers in securities;

  •
  persons who hold our common stock as a position in a "straddle," "conversion transaction" or other risk reduction transaction;

  •
  controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  tax-exempt organizations;

  •
  banks, insurance companies, or other financial institutions; and

  •
  investors in pass-through entities that are subject to special treatment under the Code.

        Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, our board of directors intends to declare and pay regular quarterly cash dividends on all outstanding shares. Any distribution of cash or property (other than certain stock distributions) with respect to our common stock (and certain redemptions that are treated as distributions with respect to common stock) will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. and, where a tax treaty applies, are generally attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading "Gain on Disposition of Common Stock." Your adjusted tax basis is generally the purchase price of such shares, reduced by the amount of any such tax-free returns of capital.

        If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

        If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by filing timely an appropriate claim with the IRS.

Gain on Disposition of Common Stock

        You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business you conduct in the U.S., and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment;

  •
  if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a "tax home" (as defined in the Code) in the U.S.; or

  •
  we are or have been during a specified testing period a "U.S. real property holding corporation" for U.S. federal income tax purposes, and certain other conditions are met.

        Generally, we will be a "U.S. real property holding corporation" if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If you are an individual described in the first bullet point above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.) but may not be offset by any capital loss carryovers. If you are a foreign corporation described in the first bullet point above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

        We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

        In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

  •
  If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a "U.S.-related person," information reporting and backup withholding tax generally will not apply.

  •
  If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of his or her death will be included in the individual's gross estate for U.S. federal estate tax purposes and therefore may be subject to U.S. federal estate tax unless an applicable treaty provides otherwise.

Legislation Affecting Taxation of Common Stock Held By or Through Foreign Entities

        Legislation enacted in March 2010 generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a "foreign financial institution" (as defined in the legislation), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than 10% of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. IRS Guidance issued in July 2011 indicates that regulations will be enacted that will provide that withholding will only be made on payments of dividends made on or after January 1, 2014, and on other withholdable payments (including payments of gross proceeds) made on or after January 1, 2015. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

        THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                                    ,                         we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of                        additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC waive, in writing, such an extension.

        The selling stockholders, our executive officers, our directors and substantially all of our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC waive, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to                        shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list our common stock on                                    under the symbol "            ."

        Prior to the offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors that will be considered in determining the initial public offering price will include:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and prospects for, the industry in which we compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  our current financial condition;

  •
  the general condition of the securities markets at the time of the offering; and

  •
  the recent market prices of, the yields of and the demand for, publicly traded common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

        As described under "Use of Proceeds", we expect to use all of the net proceeds we receive from this offering, together with proceeds from new indebtedness as described under "Description of Certain Indebtedness," to repay all of our outstanding borrowings under our existing first lien credit facility, including all accrued interest thereon and any related prepayment penalties, and second lien credit facility. Affiliates of Credit Suisse Securities (USA) LLC and affiliates of J.P. Morgan Securities LLC are lenders under the Company's existing first lien credit facility and affiliates of Credit Suisse Securities (USA) LLC are lenders under the Company's existing second lien credit facility, and they will each receive their pro rata share of such repayment.

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are lenders, and an affiliate of J.P. Morgan Securities LLC is the administrative agent, under the Company's existing first lien credit facility. Credit Suisse Securities (USA) LLC was sole bookrunner and sole lead arranger under the Company's existing second lien credit facility. Also, an affiliate of Credit Suisse (USA) LLC is the administrative agent and collateral agent under the Company's existing second lien credit facility.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                                    or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

Relationship with Moelis & Company LLC

        Pursuant to an engagement agreement, we have retained Moelis & Company LLC ("Moelis"), a FINRA member, to act as our financial advisor in connection with this offering. We have agreed to pay Moelis, upon the completion of this offering, a fee of $      plus an amount equal to      % of the gross proceeds of this offering, including the over-allotment option. The services to be provided by Moelis include customary business and financial analysis, assistance in preparing information materials regarding the offering and advising us with respect to the marketing and structuring of this offering. Moelis is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with public or institutional investors. In addition, Moelis will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") shares of our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

  (c)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3(2) of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of common stock to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

        Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 ("FSMA") with respect to anything done in relation to our common shares in, from or otherwise involving the United Kingdom.

        In addition, each underwriter:

  (a)
  has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Some of the partners of Kirkland & Ellis LLP are partners in partnerships that are investors in one or more of the investment funds affiliated with Willis Stein that have invested in the issuer of common stock in this offering and partners in another partnership that directly owns less than 1% of our issued and outstanding shares.

EXPERTS

        The consolidated financial statements of Roundy's Parent Company, Inc. as of January 1, 2011 and January 2, 2010 and for each of the three years in the period ended January 1, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

        You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only and is not a hyperlink.

        Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, http://www.roundys.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

        We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Roundy's Parent Company, Inc.;

        We have audited the accompanying consolidated balance sheets of Roundy's Parent Company, Inc. as of January 1, 2011 and January 2, 2010, and the related consolidated statements of income, cash flows, and shareholders' equity for each of the three years in the period ended January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roundy's Parent Company, Inc. at January 1, 2011 and January 2, 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Milwaukee, Wisconsin
December 2, 2011

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Net Sales	$3,766,988	$3,745,774	$3,867,146
Costs and Expenses:
Cost of sales	2,748,919	2,726,672	2,820,828
Operating and administrative	868,972	876,510	891,028
Interest:
Interest expense, current and long-term debt, net	64,037	32,281	50,435
Interest expense, dividends on preferred stock	2,716	14,799	14,376
Amortization of deferred financing costs	2,906	1,816	1,797
Loss on debt extinguishment	—	5,879	—

	3,687,550	3,657,957	3,778,464

Income before Income Taxes	79,438	87,817	88,682
Provision for Income Taxes	33,244	40,638	39,244

Net Income	$46,194	$47,179	$49,438

Net earnings per common share:
Basic and Diluted	$296	$—	$—
Weighted average number of common shares oustanding:
Basic	93,715	94,413	95,320
Diluted	104,154	104,886	105,806
Dividends per common share	$846	$—	$—

See notes to consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	January 1, 2011	January 2, 2010
Assets
Current Assets:
Cash and cash equivalents	$36,435	$74,921
Notes and accounts receivable, less allowance for losses of $894 and $988, respectively	37,076	31,974
Merchandise inventories	258,234	249,850
Prepaid expenses	16,819	16,246
Income tax receivable	—	1,097
Deferred income tax benefits	10,128	10,931

Total current assets	358,692	385,019

Property and Equipment, net	310,183	320,238
Other Assets:
Other assets—net	50,991	48,282
Goodwill	727,065	728,338

Total other assets	778,056	776,620

Total assets	$1,446,931	$1,481,877

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$165,472	$239,708
Accrued wages and benefits	52,217	55,983
Other accrued expenses	45,989	48,666
Current maturities of long-term debt and capital lease obligations	64,367	10,632
Income taxes payable	2,432	—

Total current liabilities	330,477	354,989

Long-term Debt and Capital Lease Obligations	819,641	736,654
Deferred Tax Liability	62,227	50,804
Other Liabilities	82,022	84,109
Preferred Stock Subject to Mandatory Payment	—	69,156

Total liabilities	1,294,367	1,295,712

Commitments and Contingencies
Shareholders' Equity:
Preferred stock (20,000 shares authorized, $0.01 par value, 10,439 shares at 1/1/11 and 1/2/10, respectively, issued and outstanding)	1,044	—
Common stock (200,000 shares authorized, $0.01 par value, 93,584 shares and 94,083 shares at 1/1/11 and 1/2/10, respectively, issued and outstanding)	1	1
Additional paid-in capital	3,837	5,928
Retained earnings	174,392	207,369
Shareholder notes receivable	(4,091)	(6,110)
Accumulated other comprehensive loss	(22,619)	(21,023)

Total shareholders' equity	152,564	186,165

Total liabilities and shareholders' equity	$1,446,931	$1,481,877

See notes to consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Cash Flows From Operating Activities:
Net income	$46,194	$47,179	$49,438
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including deferred financing costs	75,237	81,091	81,074
Gain on sale of property and equipment and other assets	(415)	(617)	(500)
LIFO charges	1,665	31	4,282
Deferred income taxes	12,301	28,130	20,394
Interest earned on shareholder notes receivable	(218)	(256)	(218)
Deferred dividends on preferred stock	2,716	14,799	14,376
Loss on debt extinguishment	—	5,879	—
Amortization of debt discount	353	—	—
Changes in operating assets and liabilities, net of the effect of business acquisitions:
Notes and accounts receivable	(5,102)	(4,742)	(843)
Merchandise inventories	(9,828)	4,336	22,014
Prepaid expenses	(573)	211	(1,581)
Other assets	195	(2,666)	(2,500)
Accounts payable	(74,236)	16,712	(24,141)
Accrued expenses and other liabilities	(11,185)	(1,752)	(8,796)
Income taxes	3,529	(12,973)	16,994

Net cash flows provided by operating activities	40,633	175,362	169,993

Cash Flows From Investing Activities:
Capital expenditures	(62,932)	(76,436)	(76,467)
Proceeds from sale of property and equipment and other assets	5,899	875	5,707
Payment for business acquisitions, net of cash acquired	(721)	(18,254)	—
Decrease in notes receivable, net	—	126	50

Net cash flows used in investing activities	(57,754)	(93,689)	(70,710)

Cash Flows From Financing Activities:
Dividends and liquidation value of preferred stock paid to preferred shareholders	(70,828)	(75,000)	—
Dividends paid to common shareholders	(77,006)	—	—
Proceeds from long-term borrowings	147,000	—	—
Payments of debt and capital lease obligations	(10,631)	(10,339)	(87,440)
Purchase of common stock	(2,156)	(3,563)	(3,472)
Issuance of common stock	65	—	—
Purchase of preferred stock	—	(611)	—
Repayment of shareholder notes receivable	72	—	202
Credit agreement amendment fees and expenses	(7,881)	(9,687)	(107)

Net cash flows used in financing activities	(21,365)	(99,200)	(90,817)

Net (Decrease) Increase in Cash and Cash Equivalents	(38,486)	(17,527)	8,466
Cash and Cash Equivalents, Beginning of Year	74,921	92,448	83,982

Cash and Cash Equivalents, End of Year	$36,435	$74,921	$92,448

Supplemental Cash Flow Information:
Cash paid for interest	$60,817	$29,348	$53,427
Cash paid for income taxes	15,131	25,482	1,856
Notes receivable issued for shareholders' purchase of common stock	—	509	1,678
Dividends utilized for repayment of shareholder notes receivable	2,165	—	—

See notes to consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)

								Accumulated Other Comprehensive (Loss) Income
	Preferred Stock		Common Stock
					Additional Paid-in Capital	Retained Earnings	Shareholder Notes Receivable		Total Shareholders' Equity	Comprehensive Income
	Shares	Amount	Shares	Amount
Balance, December 29, 2007	—	$—	95,595	$1	$10,776	$110,752	$(3,651)	$376	$118,254
Net income	—	—	—	—	—	49,438	—	—	49,438	$49,438
Purchase of common stock	—	—	(1,573)	—	(3,472)	—	202	—	(3,270)	—
Issuance of common stock	—	—	524	—	1,678	—	(1,678)	—	—	—
Interest on shareholder notes receivable	—	—	—	—	—	—	(218)	—	(218)	—
Employee benefit plans, net of $20,354 tax	—	—	—	—	—	—	—	(30,531)	(30,531)	(30,531)

Balance, January 3, 2009	—	$—	94,546	$1	$8,982	$160,190	$(5,345)	$(30,155)	$133,673	$18,907

Net income	—	—	—	—	—	47,179	—	—	47,179	$47,179
Purchase of common stock	—	—	(548)	—	(3,563)	—	—	—	(3,563)	—
Issuance of common stock	—	—	85	—	509	—	(509)	—	—	—
Interest on shareholder notes receivable	—	—	—	—	—	—	(256)	—	(256)	—
Employee benefit plans, net of $6,088 tax	—	—	—	—	—	—	—	9,132	9,132	9,132

Balance, January 2, 2010	—	$—	94,083	$1	$5,928	$207,369	$(6,110)	$(21,023)	$186,165	$56,311

Net income	—	—	—	—	—	46,194	—	—	46,194	$46,194
Reclassification of preferred stock	10,439	1,044	—	—	—	—	—	—	1,044	—
Common stock dividends	—	—	—	—	—	(79,171)	—	—	(79,171)	—
Purchase of common stock	—	—	(514)	—	(2,156)	—	72	—	(2,084)	—
Issuance of common stock	—	—	15	—	65	—	—	—	65	—
Repayment of shareholder notes receivable and interest	—	—	—	—	—	—	2,165	—	2,165	—
Interest on shareholder notes receivable	—	—	—	—	—	—	(218)	—	(218)	—
Employee benefit plans, net of ($1,064) tax	—	—	—	—	—	—	—	(1,596)	(1,596)	(1,596)

Balance, January 1, 2011	10,439	$1,044	93,584	$1	$3,837	$174,392	$(4,091)	$(22,619)	$152,564	$44,598

See notes to consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

1. ORGANIZATION

        Roundy's Parent Company, Inc. ("RPI") is a corporation formed in 2010 for the purpose of acquiring and owning Roundy's Acquisition Corp. ("RAC"), and its 100% owned subsidiary, Roundy's Supermarkets, Inc. ("Roundy's").

        Roundy's is a leading food retailer in the state of Wisconsin. As of January 1, 2011, Roundy's owned and operated 155 retail grocery stores, of which 122 are located in Wisconsin, 32 are located in Minnesota and 1 is located in Illinois. Roundy's also distributes a full line of food and non-food products from three wholesale distribution centers and provides services to one independent licensee retail location in Wisconsin.

2. RPI/RAC MERGER

        On April 15, 2010, RPI and RAC were parties to a merger accomplished pursuant to Section 251(g) of the Delaware General Corporation Law (the "Holding Company Merger") whereby each outstanding share of capital stock of RAC was converted into one share of RPI stock, having the same rights, preferences and privileges as the shares of RAC from which they were converted. This transaction was a reorganization and there was no change in control as a result of these actions. Accordingly, all periods are presented as if RPI was in existence as of the first period presented.

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of RPI and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Unless otherwise indicated, all references in these consolidated financial statements to "the Company", "we," "us" or "our" or similar words are to RPI and its subsidiaries.

        Fiscal Year—Our fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. The years ended January 1, 2011 ("Fiscal 2010") and January 2, 2010 ("Fiscal 2009") included 52 weeks. The year ended January 3, 2009 ("Fiscal 2008") included 53 weeks.

        Use of Estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis, including those related to allowances for doubtful accounts and notes receivable, valuation of inventories, self-insurance reserves, closed facilities reserves, purchase accounting estimates, useful lives for depreciation and amortization of property and equipment, valuation allowances for deferred income tax assets and litigation based on currently available information. Changes in facts and circumstances may result in revised estimates and actual results could differ from those estimates.

        Revenue Recognition—Retail revenues are recognized at the point of sale net of discounts and coupons. Sales taxes are not recorded as a component of retail revenues as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        We record deferred revenue when we sell Roundy's gift cards. A sale is then recognized when the gift card is redeemed to purchase our product. Gift card breakage is recognized when redemption is deemed remote. The amount of breakage has not been material in Fiscal 2010, Fiscal 2009, or Fiscal 2008.

        Independent distribution revenues are recognized, net of any estimated returns and allowances, when product is shipped, collectability is reasonably assured, and title has passed.

        Discounts and Vendor Allowances—Purchases of product at discounted costs are recorded in inventory at the discounted cost until sold. Volume and other program allowances are accrued as a receivable when it is reasonably assured they will be earned and reduce the cost of the related inventory for product on hand or cost of sales for product already sold. Vendor monies received for new product slotting are initially deferred and recognized as a reduction to cost of sales ratably throughout an estimated new product slotting cycle, at which time we have fully performed our obligations. Vendor allowances received to fund advertising and certain other expenses are recorded as a reduction of our expense for such related advertising or other expense if such vendor allowances reimburse us for specific, identifiable and incremental costs we incur in selling the vendor's product. Any excess reimbursement over our cost is classified as a reduction to cost of sales.

        Costs and Expenses—Cost of sales includes product costs, inbound freight, warehousing costs, receiving and inspection costs, distribution costs, and depreciation and amortization expenses associated with our supply chain operations. Operating and administrative expenses consist primarily of personnel costs, sales and marketing expenses, depreciation and amortization expenses and other expenses associated with facilities unrelated to our supply chain operations, internal management expenses and expenses for finance, legal, business development, human resources, purchasing and other administrative departments. Interest expense includes interest on our outstanding indebtedness and dividends on our preferred stock and is net of interest income earned on invested cash and shareholder notes receivable.

        Advertising Expense—We expense advertising costs as incurred. Advertising expenses totaled $32.2 million, $39.3 million and $45.1 million, for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

        Pre-Opening Costs—The costs associated with opening new and remodeled stores are expensed as incurred.

        Income Taxes—The provision for federal income tax is computed based upon our consolidated tax return. The provision for state income tax is computed based upon the tax returns we file in the appropriate tax jurisdictions. We provide for income taxes in accordance with Accounting Standards Codification ("ASC") 740 "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. We periodically review tax positions taken or expected to be taken, and income tax benefits are recognized for those positions for which it is more likely than not will be upheld upon examination by taxing authorities. We recognize

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the settlement of certain tax positions based upon criteria under which a position may be determined to be effectively settled.

        Comprehensive Income (Loss)—Comprehensive income refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in shareholders' equity in the consolidated statements of shareholders' equity. The Company's other comprehensive income (loss) is comprised solely of the adjustments for pension liabilities.

        Cash Equivalents—We consider all highly liquid investments with maturities of three months or less when acquired to be cash equivalents. Accounts payable includes $21.3 million and $59.7 million at January 1, 2011 and January 2, 2010, respectively, representing checks written in excess of related bank balances but not yet presented to our bank for collection.

        Fair Value of Financial Instruments—ASC 820, "Fair Value Measurements and Disclosures," ("ASC 820") defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. ASC 820 prioritizes the inputs to valuation techniques used to measure fair value into the following hierarchy:

  •
  Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

        Financial instruments consist of cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts payable approximate fair value at January 1, 2011 and January 2, 2010 because of the short-term nature of these financial instruments. Based on the borrowing rates currently available to us for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $885.2 million and $741.7 million as of January 1, 2011 and January 2, 2010, respectively. We consider the fair value of the debt to be Level 2.

        Accounts Receivable—We are exposed to credit risk with respect to accounts receivable. We continually monitor our receivables with vendors and customers by evaluating the collectability of accounts receivable based on a combination of factors, namely aging and historical trends. An allowance for doubtful accounts is recorded based on the likelihood of collection based on management's review of the facts. Accounts receivable are written off after all collection efforts have been exhausted.

        Inventories—Inventories are recorded at the lower of cost or market. Substantially all of our inventory consists of finished goods. Cost is calculated on a first-in-first-out (FIFO) and last-in-first-out (LIFO) basis for approximately 62% and 38%,and 63% and 37%,of our inventories at January 1, 2011 and January 2, 2010, respectively. If the FIFO method was used to calculate the cost for our entire

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

inventory, inventories would have been approximately $17.9 million and $16.2 million greater at January 1, 2011 and January 2, 2010, respectively.

        Additionally, cost of sales would have been approximately $0.1 million, $0.2 million, and $1.5 million greater during Fiscal 2010, Fiscal 2009, and Fiscal 2008, respectively, had the Company not experienced a reduction in inventory quantities that are valued under the LIFO method.

        Cost is determined using the retail inventory method for all retail inventories, which totals approximately 67% and 69% of total inventories at January 1, 2011 and January 2, 2010, respectively. Cost for our supply chain inventory is determined based on the weighted average costing method and such inventory totals 33% and 31% of total inventories at January 1, 2011 and January 2, 2010, respectively.

        We record an inventory shrink adjustment based on a physical count and also provide an estimated inventory shrink adjustment for the period between the last physical inventory count and each balance sheet date.

        Property and Equipment—Property and equipment are stated at cost and are depreciated by the straight-line method for financial reporting purposes and by use of accelerated methods for income tax purposes. Depreciation and amortization of property and equipment are expensed over their estimated useful lives, which are generally 39 years for buildings and three to ten years for equipment. Leasehold improvements and property under capital leases are amortized over the lesser of the useful life of the asset or the term of the lease.Terms of leases used in the determination of estimated useful lives may include renewal periods at our discretion when penalty for a failure to renew is so significant that exercise of the option is determined to be reasonably assured at the inception of the lease.

        Leases—We categorize leases at inception as either operating leases or capital leases. We record rent liabilities for contingent percentage of sales lease provisions when we determine that it is probable that the specified levels will be reached as defined by the lease. Lease expense for operating leases with increasing rate rents is recognized on a straight-line basis over the term of the lease.

        Long-Lived Assets—Long-lived assets are reviewed for potential impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying value of such assets to the undiscounted future cash flows expected to be generated by the assets. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment provision is recognized to the extent that the carrying amount of the asset exceeds its fair value. We consider factors such as historic or forecasted operating results, trends and future prospects, current market value, significant industry trends and other economic and regulatory factors in performing these analyses. The Company determined that no long-lived assets were impaired as of Fiscal 2010, Fiscal 2009 and Fiscal 2008.

        Deferred Financing Costs—Deferred financing costs are amortized over the life of the related debt using the effective interest rate method.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Goodwill—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. The carrying value of goodwill is evaluated for impairment annually on the first day of the third quarter or whenever events or circumstances indicate that it is likely that the fair value of our reporting unit is below its carrying amount. We have determined that the Company has one reporting unit.

        The fair value of our reporting unit is determined based on the discounted cash flows and comparable market values of the reporting unit. Projected future cash flows are based on management's knowledge of the current operating environment and expectations for the future. If the fair value of the reporting unit is less than its carrying value, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.

        We completed our annual impairment reviews for Fiscal 2010, Fiscal 2009 and Fiscal 2008 and concluded there was no impairment of goodwill.

        The change in the net carrying amount of goodwill consisted of the following (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010
Balance at beginning of year	$728,338	$727,387
Acquisitions of businesses	—	951
Adjustment to acquisition liabilities, net of tax(1)	(1,273)	—

Balance at end of year	$727,065	$728,338

(1)
Relates to closed facility reserves that were established during purchase accounting from prior acquisitions. This adjustment represents the reduction in reserve from our original estimate at the time the facilities were acquired. As these reserves were recognized in accordance with EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, any subsequent adjustments are recognized as an adjustment to goodwill.

        Trademarks—Trademarks, which have indefinite lives, are not amortized but are evaluated annually for impairment. There was no impairment in Fiscal 2010, Fiscal 2009, or Fiscal 2008.

        Closed Facilities Reserve—When a facility is closed, the remaining net book value of the property, net of expected salvage value, is charged to operations. For properties under lease agreements, the present value of any remaining future liability under the lease, net of estimated sublease income, is expensed at the time the use of the property is discontinued and is classified as operating and administrative expense. The liabilities for leases of closed facilities are paid over the remaining lease term. Adjustments to closed facility reserves primarily relate to changes in subtenant income or actual

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

costs differing from original estimates, and are recognized in the period in which the adjustments become known.

        The following table provides the activity in the liability for closed stores (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010
Balance at beginning of year	$21,460	$27,534
Charges for closed stores	2,168	2,511
Payments	(6,156)	(6,130)
Adjustments	(2,136)	(2,455)

Balance at end of year	$15,336	$21,460

        Concentrations of Risk—Certain of our employees are covered by collective bargaining agreements. We currently participate in 43 union contracts covering approximately 46% of our employees. Of these contracts, 22 expire in 2011, which cover approximately 20% of our employees. The remaining 21 contracts expire in 2012 through 2015. We believe that our relationships with our employees are good; therefore, we do not anticipate significant difficulty in renegotiating these contracts.

        Subsequent Events—The Company evaluated its financial statements for subsequent events through December 2, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which require recognition or disclosure in the financial statements, except for the following. On November 30, 2011, in order to comply with certain provisions of the Sarbanes-Oxley Act, $4.3 million of shareholder notes (and accrued interest) was cancelled in exchange for our repurchase of 847.3217 common shares held by such shareholders.

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In June 2011, the Financial Accounting Standards Board ("FASB") amended its rules regarding the presentation of comprehensive income. The objective of this amendment is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Specifically, this amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new rules will become effective during interim and annual periods beginning after December 15, 2011. Because the standard only affects the display of comprehensive income and does not affect what is included in comprehensive income, the standard will not have a material effect on the Company's consolidated financial statements.

        In September 2011, the FASB amended its standards regarding disclosure requirements for employers participating in multiemployer pension and other postretirement benefit plans ("multiemployer plans") to improve transparency and increase awareness of the commitments and risks involved with participation in multiemployer plans. The amended disclosures require employers

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

participating in multiemployer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer's involvement in multiemployer plans. The new rules will be effective for the Company's fiscal year ending December 31, 2011 and will result in enhanced disclosures, but will not otherwise have an impact on the Company's consolidated financial statements.

5. ACQUISITIONS

        In December 2009, we acquired substantially all of the assets related to 20 pharmacies from Aurora Pharmacy, Inc. that were located within certain of our existing supermarkets throughout Wisconsin. The purchase price was $16.6 million, including $4.8 million for the related pharmacy inventories. As a result of the acquisition, we recorded a customer list intangible asset of $11.0 million, which is being amortized over the estimated life of the customer list. The operating results of these pharmacies are included within the consolidated statements of income after the acquisition date.

6. PROPERTY AND EQUIPMENT AND OTHER ASSETS

        Property and equipment, which are recorded at cost, consisted of the following (in thousands):

	January 1, 2011	January 2, 2010
Land	$7,375	$3,891
Buildings	23,738	20,926
Equipment	542,267	507,817
Property under capital leases	47,041	47,041
Leasehold improvements	159,343	150,033

	779,764	729,708
Less accumulated depreciation and amortization	469,581	409,470

Property and equipment, net	$310,183	$320,238

        Depreciation expense for property and equipment, including amortization of property under capital leases, was $69.6 million, $78.3 million and $77.7 million, for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

        Other assets, which are recorded at cost, consisted of the following (in thousands):

	January 1, 2011			January 2, 2010
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Trademarks	$23,400	$—	$23,400	$23,400	$—	$23,400
Deferred financing costs	17,319	(5,768)	11,551	9,438	(2,862)	6,576
Favorable lease rights	5,000	(2,749)	2,251	5,000	(2,397)	2,603
Customer lists	12,070	(2,505)	9,565	11,553	(403)	11,150
Assets held for sale	548	—	548	473	—	473
Other assets	4,485	(809)	3,676	4,629	(549)	4,080

Total other assets	$62,822	$(11,831)	$50,991	$54,493	$(6,211)	$48,282

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

6. PROPERTY AND EQUIPMENT AND OTHER ASSETS (Continued)

        Amortization expense (including the amortization of deferred financing costs) was $5.6 million, $2.8 million, and $3.3 million for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

        Amortization of other assets (including the amortization of deferred financing costs), excluding trademarks which have indefinite lives, will be approximately $5.5 million in 2011, $5.2 million in 2012, $4.6 million in 2013, $3.5 million in 2014 and $3.4 million in 2015.

7. LONG-TERM DEBT

        Long-term debt consists of the following (in thousands):

	January 1, 2011	January 2, 2010
First Lien Loan	$694,841	$702,079
Second Lien Loan	150,000	—
Capital lease obligations, 7.6% to 10.0%, due 2011 to 2021	39,972	43,176
Other long-term debt	1,842	2,031

	886,655	747,286
Less: Unamortized discount on Second Lien Loan	2,647	—
Less: Current maturities	64,367	10,632

Total long-term debt, net of current maturities	$819,641	$736,654

        We have a first lien senior credit facility comprised of a $695 million term loan (the "First Lien Loan") and a $95 million revolving credit facility ("First Lien Credit Agreement"). As of January 1, 2011, there were no outstanding borrowings under the revolving credit facility. Outstanding letters of credit, totaling $27.4 million at January 1, 2011, reduce availability under the revolving credit facility. As of January 1, 2011 we had $67.6 million available under the revolving credit facility.

        On October 30, 2009 we amended our First Lien Credit Agreement ("October 2009 Amendment"). Under the terms of the October 2009 Amendment, the maturities of portions of the outstanding term loans and the revolving credit facility were extended from the previous maturity dates (the extended portions referred to as the "Extended Term Loan" and the "Extended Revolving Credit Facility," respectively). The First Lien Loan is repayable (i) in quarterly installments of approximately $1.8 million through September 2011, (ii) with a one-time payment of $54 million in November 2011, (iii) in quarterly installments of approximately $1.7 million from December 2011 to September 2013, and (iv) with a one-time payment of the remaining balance in November 2013. The Extended Revolving Credit Facility matures November 2012. Financing costs paid related to the October 2009 Amendment were approximately $9.7 million, of which we capitalized $6.2 million. In connection with the October 2009 Amendment, we recognized a loss on debt extinguishment of $5.9 million, which included $3.5 million of previously capitalized costs, as the Extended Term Loan was significantly modified.

        The Extended Term Loan and the Extended Revolving Credit Facility bear interest based upon LIBOR or base rate options. Under the LIBOR option for the Extended Term Loan and Extended Revolving Credit Facility, the applicable rate is LIBOR plus 5.00%, subject to a minimum floor of 2.0% for purposes of determining LIBOR. Under the base rate option for the Extended Term Loan and

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

7. LONG-TERM DEBT (Continued)

Extended Revolving Credit Facility, the applicable rate of interest is the base rate plus 4.00%. The Non-Extended Term Loan bears interest based upon LIBOR or base rate options. Under the LIBOR option for the Non-Extended Term Loan, the applicable rate of interest is LIBOR plus 3.50%. Under the Base Rate option for the Non-Extended Term Loan, the applicable interest rate is the base rate plus 2.50%. Commitment fees of 0.6% accrue on the unutilized portion of the Extended Revolving Credit Facility.

        To permit us to enter into a second lien credit facility (the "Second Lien Credit Agreement"), our First Lien Credit Agreement was amended on April 16, 2010 (the "April 2010 Amendment"), which included, among other things, an increase in interest rate margins of 0.75%, which is reflected in the interest rate margins in the previous paragraph. Financing costs related to the April 2010 Amendment were $2.0 million, which were capitalized and are being amortized over the remaining term of the debt, as the debt was not significantly modified.

        On April 16, 2010, the Company borrowed $150 million under the Second Lien Credit Agreement for purposes of paying dividends to our preferred and common shareholders. This loan (the "Second Lien Loan") was issued at a 2% discount, and matures in April 2016. The Second Lien Loan bears interest based upon LIBOR or base rate options. Under the LIBOR option for the Second Lien Loan, the applicable rate is LIBOR plus 8.0%, subject to a minimum floor of 2% for purposes of determining LIBOR. Under the base rate option for the Second Lien Loan, the applicable rate is the base rate plus 7.0%. Financing costs related to the Second Lien Loan were approximately $5.8 million, which were capitalized and are being amortized over the remaining term of the debt using the effective interest method.

        Optional prepayments of principal outstanding under the credit agreements are permitted at any time, upon proper notice as defined. Under certain circumstances prepayment fees may be required. In addition, we are required to prepay amounts outstanding under the credit agreement in the event of certain issuances of equity, issuance of additional indebtedness, asset dispositions or in the event of excess levels of cash flow, all as defined in the credit agreements. During Fiscal 2008, we made optional prepayments of $75 million on our First Lien Loan.

        The credit agreements are secured by substantially all of our tangible and intangible assets as well as a pledge of our stock and that of all of our domestic subsidiaries.

        The credit agreements contain various restrictive covenants which: (i) prohibit us from prepaying other indebtedness, (ii) require us to maintain specified financial ratios, such as (a) a minimum fixed charge coverage ratio, (b) a maximum ratio of senior debt to EBITDA, and (c) a maximum ratio of total debt to EBITDA; and (iii) limit our capital expenditures. In addition, the credit agreements limit our ability to declare or pay dividends. At January 1, 2011, we were in compliance with our financial covenants for all of our indebtedness.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

7. LONG-TERM DEBT (Continued)

        Repayment of principal on long-term debt outstanding is as follows (in thousands):

2011	$64,367
2012	10,789
2013	632,110
2014	5,055
2015	5,496
Thereafter	168,838

Total debt	$886,655

8. EMPLOYEE BENEFIT PLANS

        Certain non-union employees are covered by defined benefit pension plans. Prior to January 1, 2005, benefits were based on either years of service and the employee's highest compensation during five of the most recent ten years of employment or on stated amounts for each year of service. On May 31, 2006, we amended our primary pension plan. As a result of this amendment, no new participants will be added to the plan and current participants will no longer accrue benefits. Employees are still required to meet the vesting requirements of the plan in order to receive benefits.

        On April 28, 2010, we amended our agreement with the Pension Benefit Guaranty Corporation ("PBGC") dated November 3, 2005, whereby, among other things, we agreed to contribute $7.5 million in April 2010, $5 million in April 2011 and $2.5 million in April 2012 to our primary pension plan. In addition, we increased the amount of the letter of credit we have posted in favor of the PBGC to $12.5 million from $10 million, for the benefit of the pension plan, which will be in place until certain conditions are satisfied.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

8. EMPLOYEE BENEFIT PLANS (Continued)

        The benefit obligation and related assets under all plans have been measured as of the end of Fiscal 2010 and Fiscal 2009, the plans' measurement dates. The following tables set forth pension obligations and plan assets information (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010
Change in projected benefit obligations:
Projected benefit obligation-beginning of year	$146,673	$137,405
Service cost	435	420
Interest cost	8,608	8,582
Actuarial loss	9,824	7,640
Benefits paid	(7,732)	(7,374)

Projected benefit obligation-end of year	$157,808	$146,673

Change in plan assets:
Fair value-beginning of year	$122,820	$94,835
Actual return on plan assets	16,136	28,079
Company contributions	8,237	7,280
Benefits paid	(7,732)	(7,374)

Fair value-end of year	$139,461	$122,820

Funded status	$(18,347)	$(23,853)

Components of net amount recognized in balance sheet:
Accrued pension costs (accrued expenses)	$(180)	$(179)
Accrued pension costs (other liabilities)	(18,167)	(23,674)

Net amount recognized in balance sheet	$(18,347)	$(23,853)

        As of January 1, 2011 and January 2, 2010, all plans were underfunded. As of January 1, 2011, the accumulated benefit obligation and fair value of plan assets for all plans was $157.8 million and $139.5 million, respectively. As of January 2, 2010, the accumulated benefit obligation and fair value of plan assets for all plans was $146.7 million and $122.8 million, respectively.

        Amounts recognized in accumulated other comprehensive loss consist of (in thousands):

	January 1, 2011	January 2, 2010
Net actuarial loss	$(37,637)	$(34,977)
Deferred taxes	15,018	13,954

Net amount recognized in accumulated other comprehensive loss	$(22,619)	$(21,023)

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

8. EMPLOYEE BENEFIT PLANS (Continued)

        We expect to amortize $1.6 million of the actuarial loss as a component of net pension cost in 2011. Net pension expense (income) consists of (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Service cost	$435	$420	$534
Interest cost on projected benefit obligation	8,608	8,582	8,245
Expected return on plan assets	(10,471)	(8,090)	(11,489)
Amortization of unrecognized net loss	1,498	2,848	3

Net pension expense (income)	$70	$3,760	$(2,707)

        The weighted-average assumptions to determine net periodic benefit costs were as follows:

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Discount rate	6.00%	6.25%	6.25%
Rate of increase in compensation levels	4.00%	4.00%	4.00%
Expected long-term rate of return on plan assets	8.50%	8.50%	8.50%

        For future periods, the expected long-term rate of return on plan assets is 8.5%. The expected return on plan assets is based on the Company's expectation of long-term average rate of return of capital markets in which the plans invest. The return on plan assets reflects the weighted-average of the expected long-term rates of return for the broad categories of investments held in the plans. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the plans' investments.

        The weighted-average assumptions used to determine the benefit obligation at year-end were as follows:

	January 1, 2011	January 2, 2010
Discount rate	5.50%	6.00%
Rate of increase in compensation levels	4.00%	4.00%

        We have an administrative committee that oversees the investment of the assets of the plans and has created a target allocation investment policy. The Company's investment policies employ an approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The investment portfolio primarily contains a diversified blend of equity and fixed-income investments. The Company's planned allocation range at January 1, 2011 as a percentage of total market value was approximately 65% equity and 35% fixed-income. Equity investments are diversified across domestic and non-domestic stocks, as well as growth, value, and small to large capitalizations. Fixed income investments include corporate and government securities, with short-, mid- and long-term maturities with investment grade ratings at the time of

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

8. EMPLOYEE BENEFIT PLANS (Continued)

purchase. Investment and market risks are measured and monitored on an ongoing basis through regular investment portfolio reviews, annual liability measurement and periodic asset/liability studies.

        The fair value of the Company's pension plan assets as of January 1, 2011 and January 2, 2010 are as follows (in thousands):

	Balance as of January 1, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income and Cash Equivalents	$51,581	$—	$51,581	$—
Large Cap Equity	42,858	—	42,858	—
International Equity	16,923	—	16,923	—
Mid Cap Equity	9,076	—	9,076	—
Small Cap Equity	9,066	—	9,066	—
Real Estate	7,103	—	7,103	—
Emerging markets Equity	2,854	—	2,854	—

Total	$139,461	$—	$139,461	$—

	Balance as of January 2, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Fixed Income and Cash Equivalents	$46,486	$—	$46,486	$—
Large Cap Equity	37,021	—	37,021	—
International Equity	15,008	—	15,008	—
Mid Cap Equity	7,550	—	7,550	—
Small Cap Equity	7,496	—	7,496	—
Real Estate	6,703	—	6,703	—
Emerging markets Equity	2,556	—	2,556	—

Total	$122,820	$—	$122,820	$—

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

8. EMPLOYEE BENEFIT PLANS (Continued)

        The following benefit payments, which reflect expected future costs, are expected to be paid by the plans during the following fiscal years (in thousands):

Estimated future benefit payments
2011	$7,358
2012	7,705
2013	8,033
2014	8,456
2015	8,710
2016–2020	46,231

$86,493

        We estimate 2011 minimum required contributions to our defined benefit pension plans will be approximately $12.9 million, which includes the mandatory PBGC payment of $5 million previously discussed. Due to uncertainties regarding significant assumptions involved in estimating future required contributions to our defined benefit pension plans, such as interest rate levels, the amount and timing of asset returns and the impact of proposed legislation, we are not able to reasonably estimate our future required contributions beyond 2011.

        We contribute to various multiemployer pension plans based on obligations arising from our collective bargaining agreements covering supply chain and certain store union employees. All such plans are underfunded as of January 1, 2011. These plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed by employers and unions. The trustees are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plan. Amounts charged to pension expense for such plans were $11.7 million for Fiscal 2010, and $10.9 million for each of Fiscal 2009 and 2008.

        Because we are one of a number of employers contributing to these plans, it is difficult to ascertain what our share of the underfunding would be, although we anticipate that our contributions to these plans may increase. If we choose to exit a plan, any adjustment for a withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably determined.

        We have a defined contribution plan covering substantially all salaried and hourly employees not covered by collective bargaining agreements. We also have a defined contribution plan covering certain hourly employees covered by a number of collective bargaining agreements. Total expense for our defined contribution plans was $6.9 million, $6.8 million and $7.1 million for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

9. INCOME TAXES

        The provision for income taxes consisted of the following (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Current income tax provision (benefit):
Federal	$16,753	$11,322	$20,139
State	4,190	1,186	(1,289)

Total Current	20,943	12,508	18,850
Deferred income tax provision:
Federal	9,893	23,067	16,183
State	2,408	5,063	4,211

Total Deferred	12,301	28,130	20,394

Total	$33,244	$40,638	$39,244

        Federal income tax at the statutory rate of 35% for Fiscal 2010, Fiscal 2009 and Fiscal 2008 and income tax expense as reported are reconciled as follows (in thousands):

	Year Ended
	January 1, 2011	January 2, 2010	January 3, 2009
Federal income tax at statutory rate	$27,803	$30,736	$31,039
State income taxes, net of federal tax benefits	5,212	6,626	4,550
Preferred dividends, non-deductible	951	5,180	5,031
Other, net	(722)	(1,904)	(1,376)

Income tax expense	$33,244	$40,638	$39,244

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

9. INCOME TAXES (Continued)

        The approximate tax effects of temporary differences as of January 1, 2011 and January 2, 2010 are as follows (in thousands):

	January 1, 2011			January 2, 2010
	Assets	Liabilities	Total	Assets	Liabilities	Total
Current:
Allowance for doubtful accounts	$358	$—	$358	$395	$—	$395
Inventories	2,437	(6,381)	(3,944)	2,352	(6,386)	(4,034)
Depreciation and amortization	721	—	721	721	—	721
Employee benefits	11,734	(2,403)	9,331	11,566	(1,622)	9,944
Accrued expenses not currently deductible	4,727	(1,065)	3,662	4,920	(1,015)	3,905

Total current	19,977	(9,849)	10,128	19,954	(9,023)	10,931

Long-term:
Depreciation and amortization	3,134	(89,955)	(86,821)	3,613	(82,722)	(79,109)
Employee benefits	16,001	(7,749)	8,252	14,949	(4,482)	10,467
Accrued expenses not currently deductible	13,735	—	13,735	14,926	—	14,926
Other	1,933	—	1,933	1,121	—	1,121
Net operating loss carryforwards	674	—	674	1,791	—	1,791

Total noncurrent	35,477	(97,704)	(62,227)	36,400	(87,204)	(50,804)

Total	$55,454	$(107,553)	$(52,099)	$56,354	$(96,227)	$(39,873)

        As of January 1, 2011, we have state tax net operating loss carry forwards of approximately $13.1 million which are due to expire beginning 2017.

        We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, we are no longer subject to U.S. federal or state tax audits for years before 2005. The Internal Revenue Service is currently examining our U.S. income tax returns for 2008 and 2009. State tax authorities are currently examining our income tax returns for fiscal years 2006 through 2008. We have state tax net operating loss carryforwards which are open for review from 2003 and subsequent years.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

9. INCOME TAXES (Continued)

        A reconciliation of beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	January 1, 2011	January 2, 2010	January 3, 2009
Balance at beginning of year	$5,440	$3,844	$5,154
Tax positions taken in prior year	18	2,805	(1,050)
Tax positions taken in current year	2,267	183	686
Settlements	—	(110)	—
Lapse of applicable statute of limitations	—	(1,282)	(946)

Balance at end of year	$7,725	$5,440	$3,844

        The total amount of tax benefits that, if recognized, would impact the effective tax rate was $2.9 million, $3.5 million, and $2.5 million (net of tax) at January 1, 2011, January 2, 2010, and January 3, 2009, respectively. Our policy is to recognize interest and penalties related to income tax matters in our provision for income taxes. The amount of interest and penalty expense recorded during Fiscal 2010, Fiscal 2009 and Fiscal 2008, or accrued at January 1, 2011 and January 2, 2010 was not significant.

        Although timing of the resolution of federal and state income tax audits is highly uncertain, as of January 1, 2011, we believe that the amount of unrecognized tax benefits which is reasonably possible to be settled within the next 12 months, including interest and penalties, is approximately $3.6 million.

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES

        Rent expense and related subleasing income under operating leases are as follows (in thousands):

	Rent Expense
			Subleasing Income
	Minimum	Contingent
Fiscal 2010	$100,020	$638	$8,636
Fiscal 2009	92,531	779	8,733
Fiscal 2008	88,004	928	10,008

        In addition, many of the store leases obligate us to pay real estate taxes, insurance and maintenance costs, and contain multiple renewal options, exercisable at our option, that generally range from one additional five-year period to four additional five-year periods. Those items are not included in the rent expense listed above.

        Contingent rentals may be paid under certain store leases on the basis of the store's sales in excess of stipulated amounts.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

10. LEASE OBLIGATIONS AND CONTINGENT LIABILITIES (Continued)

        Future minimum rental payments under non-cancellable long-term leases, assuming the exercise of certain lease extension options, and future minimum sublease rental income, are as follows at January 1, 2011 (in thousands):

	Operating Leases	Capitalized Leases	Sublease Income
2011	$106,720	$6,815	$5,287
2012	108,040	6,866	3,878
2013	109,459	6,965	3,196
2014	107,150	7,055	2,092
2015	104,756	7,061	1,313
Thereafter	1,076,580	21,148	6,605

Total	$1,612,705	55,910	$22,371

Amount representing interest		15,938

Present value of net minimum lease payments		39,972
Current portion		3,546

Long-term portion		$36,426

        A liability of approximately $10.0 million related to the operating lease commitments disclosed above has been recorded in the closed facility reserve at January 1, 2011.

        Sublease income primarily includes payments to be received from third party subtenants at our retail store locations.

        In connection with the exit or sale of our independent distribution business, we have assigned leases and subleases for retail stores which expire at various dates through 2021. A remaining potential obligation exists in the event of a default under the assigned leases and subleases by the assignee. The potential obligations would include rent, real estate taxes, common area costs and other sundry expenses. The future minimum lease payments are approximately $11.4 million. We believe the likelihood of a liability related to these assigned leases and subleases is remote.

        Assets under capital leases, consisting of retail store sites, had a net book value of $24.0 million, net of accumulated amortization of $23.1 million, at January 1, 2011 and $27.1 million, net of accumulated amortization of $20.0 million, at January 2, 2010.

        We are involved in various claims and litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these actions will not materially affect our consolidated financial position, results of operations or cash flows.

11. PREFERRED STOCK SUBJECT TO MANDATORY PAYMENT

        The Company has 20,000 shares of preferred stock authorized. In 2002, the Company issued preferred stock at a fair value of $29,200 per share. The preferred stock accrues a 12% dividend quarterly on the unpaid stated liquidation value of $29,100 per share. All unpaid dividends and stated liquidation value of the shares is payable to the stockholders on September 30, 2012 or earlier if a

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

11. PREFERRED STOCK SUBJECT TO MANDATORY PAYMENT (Continued)

successful initial public offering of the Company's common stock is completed or upon sale of the Company or a change in control. Preferred shareholders receive first preference to all dividends paid by the Company. Dividends paid are first applied to the unpaid dividends at the date the dividend is declared and then are applied to the stated liquidation value of the preferred shares. Upon payment of the stated liquidation value to preferred shareholders, the preferred stock ceases to accrue dividends. At that time, the outstanding amount related to the preferred stock (the $100 per share difference between the stated liquidation value and the face value) continues to have voting rights, consistent with a common stock shareholder and the preferred shareholder will receive a pro-rata share of any future distributions.

        Upon the sale of the Company or upon a change in control, exclusive of an initial public offering, the preferred shareholders have preference to common shareholders. The preferred shareholders would receive the unpaid dividends and liquidation value. Any remaining distribution would then be shared ratably between the preferred and the common shareholders.

        Upon an initial public offering of the Company's common stock, the unpaid dividends and liquidation value is convertible to common stock at the election of the majority preferred shareholders. The conversion to common stock is determined based on the unpaid dividends and liquidation value at the initial public offering date divided by the initial public offering price. The remaining outstanding preferred stock (i.e. $100 per share) is convertible to one share of common stock. As of January 1, 2011 and January 2, 2010, the known outstanding contingently convertible preferred stock is 10,439 shares. The number of shares of common stock that would be issued associated with any unpaid dividends and liquidation value is not known, as an initial public offering price is unknown.

        The Company has determined that the preferred stock is subject to mandatory payment, as there is a fixed date and a fixed and determinable payment amount. Accordingly, the Company records the preferred stock as a long term liability in the consolidated balance sheet until such time as all unpaid dividends and liquidation value have been paid. As described further below, as of January 1, 2011, the Company has paid all unpaid dividends and liquidation value. As of January 2, 2010, the value of the preferred stock subject to mandatory payment was $69.2 million. Dividends accreted during Fiscal 2010, 2009, and 2008 were $2.7 million, $14.8 million and $14.4 million, respectively, and have been recorded as a component of interest expense on the consolidated statements of income.

        On September 9, 2009, the Company re-purchased 46 shares of preferred stock from two stockholders for $0.8 million, which included unpaid dividends and liquidation value of $0.6 million and $0.2 million for the fair value of the then outstanding preferred stock. The shares were cancelled subsequent to the purchase by the Company, in accordance with the Company's articles of incorporation.

        On November 4, 2009, the Company declared and paid a dividend to the preferred shareholders, which included a liquidation payment of $21.6 million and a dividend payment of all unpaid dividends to date of $53.4 million.

        On April 29, 2010, the Company paid all unpaid dividends accrued to date, and the remaining liquidation value of the preferred stock to the preferred shareholders. In accordance with the Company's articles of incorporation, upon reduction of the liquidation value to zero, the preferred stock is no longer entitled to any dividends, and preferred stockholders are no longer entitled to

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

11. PREFERRED STOCK SUBJECT TO MANDATORY PAYMENT (Continued)

preferential distributions from the Company. As the shareholders retain voting rights in the Company, the remaining value of $100 per share (or $1.0 million in the aggregate) was reclassified into shareholders' equity.

12. COMMON STOCK

        Common stock shareholders have voting rights and have pro-rata rights to dividends after the liquidation value and unpaid dividends related to the preferred stock is paid.

        During Fiscal 2008, the Company re-purchased 1,049 shares of common stock at approximately $3,200 per share, which represented management's estimate of fair value. In addition, we re-purchased 524 shares at the shareholders' original cost of $0.1 million in accordance with the shareholder agreement.

        During Fiscal 2009, the Company re-purchased 548 shares of common stock at approximately $6,000 per share, which represented management's estimate of fair value.

        During Fiscal 2010, the Company re-purchased 514 shares of common stock at approximately $4,200 per share, which represented management's estimate of fair value.

        On April 29, 2010, the Company declared and paid a dividend to the common shareholders aggregating $79.2 million or $846 per common share.

13. SHAREHOLDER NOTES RECEIVABLE

        The Company issued notes receivable due from certain members of management and directors, which are partially with recourse and were used to purchase common shares of the Company. Shareholder notes receivable are with full recourse for the accrued interest and are 50% recourse for the principal balance. The notes are secured by the noteholders' common stock. The notes accrue interest at a fixed rate of interest determined on the date the shares were issued, compounded on a daily basis. Notes are payable generally upon payment of a dividend by the Company or termination of employment.

        In Fiscal 2008 the Company issued 524 shares of common stock for shareholder notes receivable of $1.7 million, representing a per share price of approximately $3,200 per share.

        In Fiscal 2009 the Company issued 85 shares of common stock for shareholder notes receivable of $0.5 million, representing a per share price of approximately $6,000 per share.

        In connection with the April 29, 2010 dividend described in Note 11, at the direction of the board of directors, common stock shareholders with note receivable balances were required to use a minimum of 80% of the paid dividend to repay the outstanding balance on their shareholder note. This resulted in a repayment of $2.2 million of shareholder notes receivable.

        During Fiscal 2010, 2009 and 2008, the Company recorded interest income related to the shareholder notes of $0.2 million, $0.3 million and $0.2 million, respectively. At January 1, 2011 and January 2, 2010, the Company had $4.1 million and $6.1 million of shareholder notes receivable (including accrued interest) outstanding, respectively.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

14. EARNINGS PER SHARE

        The Company has one class of preferred stock and one class of common stock. As described in Note 11, until the liquidation value and unpaid dividends on preferred stock are paid, the preferred shareholders receive first preference to all dividends. Once the unpaid dividends and liquidation value have been paid, the preferred stock ceases to accrue dividends and the preferred and common shareholders receive a pro-rata share of any future distributions.

        The preferred stock is a participating stock security requiring the use of the two-class method for the computation of basic net earnings per share in accordance with the provisions of ASC 260-10, "Earnings per Share."

        Basic earnings per share excludes the effect of common stock equivalents and is computed using the two-class computation method, which excludes earnings attributable to the preferred stock preferential payments from total earnings available to common shareholders. Until the liquidation value and unpaid dividends are paid to the preferred shareholders, the common stock shareholders do not share in net income, unless earnings exceed the remaining unpaid dividends and liquidation value. Accordingly, the common stock earnings per share prior to April 29, 2010 was zero as the unpaid dividends and liquidation value exceeded net income. On April 29, 2010, the liquidation value and unpaid dividends were fully paid to all preferred stock shareholders and rights to earnings are equal between preferred and common shareholders. For the period from April 30, 2010 through January 1, 2011, net income of $30.9 million was used to calculate earnings per share for common shareholders.

        Preferred stock is convertible on a one-to-one conversion ratio into common stock and these shares are included in the diluted weighted average common shares outstanding. Upon completion of an initial public offering, the number of shares of common stock that would be issued associated with any unpaid dividends and liquidation value is not known, as an initial public offering price is unknown. Therefore, these shares are not included in the weighted average diluted shares.

        The following weighted average shares were used to calculate basic and diluted earnings per share for Fiscal 2010, 2009 and 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Basic weighted average common shares outstanding	93,715	94,413	95,320
Convertible preferred stock	10,439	10,473	10,486

Diluted weighted average common shares outstanding	104,154	104,886	105,806

15. BUSINESS SEGMENTS

        The Company has determined that it has one reportable segment. The Company's revenues are derived predominantly from the sale of food and non-food products at its stores. Non-perishable categories consist of traditional grocery and dairy products. Perishable food categories include meat, seafood, produce, deli, bakery and floral. Non-food primarily includes general merchandise, health and

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

15. BUSINESS SEGMENTS (Continued)

beauty supplies, pharmacy, alcohol and tobacco. The following is a summary of the percentage of sales of non-perishable, perishable, and non-food items for Fiscal 2010, Fiscal 2009, and Fiscal 2008:

	Fiscal 2010	Fiscal 2009	Fiscal 2008
Non-perishable	51.7%	53.0%	53.2%
Perishable	32.3%	32.0%	31.8%
Non-food	16.0%	15.0%	15.0%

16. QUARTERLY INFORMATION (Unaudited)

        The summarized quarterly financial data presented below reflect all adjustments, which in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented (Annual amounts may not sum due to rounding. Dollars in thousands, except for per share amounts).

Fiscal 2010	First Quarter (13 weeks)	Second Quarter (13 weeks)	Third Quarter (13 weeks)	Fourth Quarter (13 weeks)	Total Year (52 weeks)
Net sales	$922,400	$957,200	$939,047	$948,341	$3,766,988
Cost of sales	667,097	695,603	685,903	700,316	2,748,919
Operating and administrative expenses	218,177	215,921	219,041	215,834	868,972
Interest Expense (incl. amortization of deferred financing costs and dividends on preferred stock)	15,048	18,273	18,124	18,214	69,659

Income before Income Taxes	22,078	27,403	15,979	13,977	79,438

Provision for Income Taxes	9,864	11,484	6,524	5,372	33,244

Net Income	12,214	15,919	9,455	8,605	46,194

Net earnings per common share
Basic and diluted	$—	$123	$91	$83	$296
Weighted average number of common shares outstanding
Basic	94,083	93,968	93,569	93,584	93,715
Diluted	104,522	104,407	104,008	104,023	104,154

ROUNDY'S PARENT COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010, AND JANUARY 3, 2009

16. QUARTERLY INFORMATION (Unaudited) (Continued)

Fiscal 2009	First Quarter (13 weeks)	Second Quarter (13 weeks)	Third Quarter (13 weeks)	Fourth Quarter (13 weeks)	Total Year (52 weeks)
Net sales	$913,853	$964,209	$923,390	$944,321	$3,745,774
Cost of sales	654,265	704,798	674,264	693,345	2,726,672
Operating and administrative expenses	222,853	223,355	216,517	213,785	876,510
Interest Expense (incl. amortization of deferred financing costs and dividends on preferred stock)	11,707	11,622	11,493	14,075	48,896
Loss on debt extinguishment	—	—	—	5,879	5,879

Income before Income Taxes	25,028	24,434	21,116	17,237	87,817

Provision for Income Taxes	11,609	11,407	10,025	7,597	40,638

Net Income	$13,419	$13,027	$11,091	$9,640	$47,179

Net earnings per common share
Basic and diluted	$—	$—	$—	$—	$—
Weighted average number of common shares outstanding
Basic	94,546	94,546	94,516	94,041	94,413
Diluted	105,032	105,032	105,002	104,479	104,886

17. VALUATION AND QUALIFYING ACCOUNTS

        The following table displays changes in our valuation accounts:

Description	Balance at Beginning of Fiscal year	Additions	Deductions	Balance at End of Fiscal year
Allowance for losses on accounts receivable:
Fiscal 2010	$988	$736	$(830)	$894
Fiscal 2009	1,636	1,228	(1,876)	988
Fiscal 2008	1,046	903	(313)	1,636

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Net Sales	$976,881	$939,047	$2,873,262	$2,818,647
Costs and Expenses:
Cost of sales	713,699	685,903	2,090,086	2,048,603
Operating and administrative	224,455	219,041	663,808	653,139
Interest:
Interest expense, current and long-term debt, net	17,279	17,281	51,939	46,625
Interest expense, dividends on preferred stock	—	—	—	2,716
Amortization of deferred financing costs	847	843	2,632	2,104

	956,280	923,068	2,808,465	2,753,187

Income before Income Taxes	20,601	15,979	64,797	65,460
Provision for Income Taxes	8,240	6,524	25,919	27,872

Net Income	$12,361	$9,455	$38,878	$37,588

Net earnings per common share:
Basic and Diluted	$119	$91	$374	$214
Weight average number of common shares outstanding:
Basic	93,584	93,569	93,584	93,758
Diluted	104,023	104,008	104,023	104,197
Dividends per share
Common stock	$—	$—	$—	$846

See notes to unaudited consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	October 1, 2011	January 1, 2011
	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$107,012	$36,435
Notes and accounts receivable, less allowance for losses	38,585	37,076
Merchandise inventories	277,271	258,234
Prepaid expenses	17,470	16,819
Deferred income tax benefits	8,944	10,128

Total current assets	449,282	358,692

Property and Equipment, net	309,058	310,183
Other Assets:
Other assets—net	46,110	50,991
Goodwill	727,065	727,065

Total other assets	773,175	778,056

Total assets	$1,531,515	$1,446,931

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	$206,977	$165,472
Accrued wages and benefits	44,139	52,217
Other accrued expenses	51,865	45,989
Current maturities of long-term debt and capital lease obligations	64,204	64,367
Income taxes	19,881	2,432

Total current liabilities	387,066	330,477

Long-term Debt and Capital Lease Obligations	811,972	819,641
Deferred Tax Liability	69,618	62,227
Other Liabilities	70,841	82,022

Total liabilities	1,339,497	1,294,367

Shareholders' Equity:
Preferred stock (20,000 shares authorized, $0.01 par value, 10,439 shares issued and outstanding)	1,044	1,044
Common stock (200,000 shares authorized, $0.01 par value, 93,584 shares issued and outstanding)	1	1
Additional paid-in capital	3,837	3,837
Retained earnings	213,270	174,392
Shareholder notes receivable	(4,231)	(4,091)
Accumulated other comprehensive loss	(21,903)	(22,619)

Total shareholders' equity	192,018	152,564

Total liabilities and shareholders' equity	$1,531,515	$1,446,931

See notes to unaudited consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010
Cash Flows From Operating Activities:
Net income	$38,878	$37,588
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including deferred financing costs	54,147	56,382
Gain on sale of property and equipment	(309)	(310)
LIFO charges	1,839	1,275
Amortization of debt discount	375	228
Interest earned on shareholder notes receivable	(140)	(171)
Deferred dividends on preferred stock	—	2,716
Changes in operating assets and liabilities:
Notes and accounts receivable	(1,509)	(4,934)
Merchandise inventories	(20,876)	(8,358)
Prepaid expenses	(651)	(56)
Other assets	370	232
Accounts payable	41,505	(35,182)
Accrued expenses and other liabilities	(12,190)	(13,543)
Income taxes	25,547	13,212

Net cash flows provided by operating activities	126,986	49,079

Cash Flows From Investing Activities:
Capital expenditures	(48,578)	(45,380)
Proceeds from sale of property and equipment	376	408
Payment for business acquisitions	—	(721)

Net cash flows used in investing activities	(48,202)	(45,693)

Cash Flows From Financing Activities:
Dividends and liquidation value of preferred stock paid to preferred shareholders	—	(70,828)
Dividends paid to common shareholders	—	(77,006)
Proceeds from long-term borrowings	—	147,000
Payments of debt and capital lease obligations	(8,207)	(7,938)
Issuance of common stock	—	65
Purchase of common stock	—	(2,156)
Repayment of shareholder notes receivable	—	72
Credit agreement amendment fees and expenses	—	(7,866)

Net cash flows used in financing activities	(8,207)	(18,657)

Net increase (decrease) in Cash and Cash Equivalents	70,577	(15,271)
		—
Cash and Cash Equivalents, Beginning of Period	36,435	74,921

Cash and Cash Equivalents, End of Period	$107,012	$59,650

Supplemental Cash Flow Information:
Dividends utilized for repayment of shareholder notes receivable	$—	$2,165

See notes to unaudited consolidated financial statements.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

        Roundy's Parent Company, Inc. ("RPI") is a corporation formed in 2010 for the purpose of acquiring and owning Roundy's Acquisition Corp. ("RAC"), and its 100% owned subsidiary, Roundy's Supermarkets, Inc. ("Roundy's").

        Roundy's is a leading food retailer in the state of Wisconsin. As of October 1, 2011, Roundy's owned and operated 157 retail grocery stores, of which 122 are located in Wisconsin, 32 are located in Minnesota and 3 are located in Illinois. Roundy's also distributes a full line of food and non-food products from three wholesale distribution centers and provides services to one independent licensee retail location in Wisconsin.

2. RPI/RAC MERGER

        On April 15, 2010, RPI and RAC were parties to a merger accomplished pursuant to Section 251(g) of the Delaware General Corporation Law (the "Holding Company Merger") whereby each outstanding share of capital stock of RAC was converted into one share of RPI stock, having the same rights, preferences and privileges as the shares of RAC from which they were converted. This transaction was a reorganization and there was no change in control as a result of these actions. Accordingly, all periods are presented as if RPI was in existence as of the first period presented.

3. BUSINESS AND BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information, and do not include all of the information and footnotes required for complete, audited financial statements. For further information, refer to the consolidated financial statements and footnotes included in our consolidated financial statements for the year ended January 1, 2011.

        Our accompanying unaudited consolidated financial statements as of October 1, 2011, and for the thirteen and thirty-nine weeks ended October 1, 2011 and October 2, 2010 reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The results of operations for the thirteen and thirty-nine weeks ended October 1, 2011 may not necessarily be indicative of the results that may be expected for the entire fiscal year ending December 31, 2011.

        Unless the context otherwise indicates, all references in these financial statements to the "Company," "Roundy's," "we," "us," or "our" or similar words are to Roundy's Parent Company, Inc.

        The Company has evaluated its financial statements for subsequent events through December 2, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which require recognition or disclosure in the financial statements.

        The Company has determined that it has only one reportable segment. The Company's revenues are derived predominantly from the sale of food and non-food products at its stores. Non-perishable categories consist of traditional grocery and dairy products. Perishable food categories include meat, seafood, produce, deli, bakery and floral. Non-food primarily includes general merchandise, health and beauty supplies, pharmacy, alcohol and tobacco. The following is a summary of the percentage of sales

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. BUSINESS AND BASIS OF PRESENTATION (Continued)

of non-perishable, perishable, and non-food items for the thirteen and thirty-nine weeks ended October 1, 2011 and October 2, 2010:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Non-Perishable Food	50.4%	50.9%	50.8%	51.6%
Perishable Food	33.6%	32.9%	33.3%	32.6%
Non-Food	16.0%	16.2%	15.9%	15.8%

4. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

        In June 2011, the Financial Accounting Standards Board ("FASB") amended its rules regarding the presentation of comprehensive income. The objective of this amendment is to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Specifically, this amendment requires that all non-owner changes in shareholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The new rules will become effective during interim and annual periods beginning after December 15, 2011. Because the standard only affects the display of comprehensive income and does not affect what is included in comprehensive income, the standard will not have a material effect on the Company's consolidated financial statements.

        In September 2011, the FASB amended its standards regarding disclosure requirements for employers participating in multiemployer pension and other postretirement benefit plans ("multiemployer plans") to improve transparency and increase awareness of the commitments and risks involved with participation in multiemployer plans. The amended disclosures require employers participating in multiemployer plans to provide additional quantitative and qualitative disclosures to provide users with more detailed information regarding an employer's involvement in multiemployer plans. The new rules will be effective for the Company's fiscal year ending December 31, 2011 and will result in enhanced disclosures, but will not otherwise have an impact on the Company's consolidated financial statements.

5. FAIR VALUE

        The carrying values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated fair values as of October 1, 2011. Based on recent open market transactions of our term loan, the fair value and book value of long-term debt, including current maturities, is approximately $850.1 million and $876.2 million, respectively, as of October 1, 2011.

6. INVENTORIES

        We use the LIFO method for valuation of a portion of inventories. If the FIFO method had been used, inventories would have been approximately $19.7 million higher on October 1, 2011 and $17.9 million higher on January 1, 2011.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INVENTORIES (Continued)

        An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Because these estimates are subject to many factors beyond management's control, interim results are subject to the final year-end LIFO inventory valuation.

7. CLOSED STORE LIABILITIES

        The following table provides the activity in the liability for closed stores:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Balance at beginning of period	$16,353	$19,974	$15,336	$21,460
Charges for closed stores	1,174	677	4,607	2,168
Payments	(1,059)	(1,609)	(3,475)	(4,586)

Balance at end of period	$16,468	$19,042	$16,468	$19,042

        The liability represents lease obligations related to closed stores recorded at the present value of future minimum lease payments, common area maintenance, and taxes, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease income.

8. COMPREHENSIVE INCOME

        Comprehensive income refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly in shareholder's equity. Comprehensive income is as follows (in thousands):

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Net income	$12,361	$9,455	$38,878	$37,588
Employee benefit plans, net of tax	238	234	716	674

Comprehensive income	$12,599	$9,689	$39,594	$38,262

9. COMMITMENTS AND CONTINGENCIES

        Various lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against the Company. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

        We contribute to various multiemployer pension plans based on obligations arising from our collective bargaining agreements covering supply chain and certain store union employees. All such

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. COMMITMENTS AND CONTINGENCIES (Continued)

plans are underfunded as of October 1, 2011. These plans provide retirement benefits to participants based on their service to contributing employers. The benefits are paid from assets held in trust for that purpose. Trustees are appointed by employers and unions. The trustees are responsible for determining the level of benefits to be provided to participants as well as for such matters as the investment of the assets and the administration of the plan.

        Because we are one of a number of employers contributing to this plan, it is difficult to ascertain what our share of the underfunding would be, although we anticipate that our contributions to these plans may increase. If we choose to exit a plan, any adjustment for a withdrawal liability will be recorded when it is probable that a liability exists and can be reasonably determined.

        In connection with the exit or sale of our independent distribution business, we have assigned leases and subleases for retail stores which expire at various dates through 2021. A remaining potential obligation exists in the event of a default under the assigned leases and subleases by the assignee. The potential obligations would include rent, real estate taxes, common area costs and other sundry expenses. The future minimum lease payments is approximately $10.0 million. We believe the likelihood of a liability related to these assigned leases and subleases is remote.

10. EMPLOYEE BENEFIT PLANS

        Net pension expense (income) in the thirteen and thirty-nine weeks ended October 1, 2011 and October 2, 2010 included the following components (in thousands):

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Service cost	$124	$109	$372	$326
Interest cost on projected benefit obligation	2,119	2,152	6,346	6,456
Expected return on plan assets	(2,887)	(2,618)	(8,660)	(7,853)
Amortization of net actuarial loss	398	375	1,193	1,124

Net pension expense (income)	$(246)	$18	$(749)	$53

        On April 28, 2010, we amended our agreement with the Pension Benefit Guaranty Corporation ("PBGC") dated November 3, 2005. As a part of that amendment, we made incremental contributions (in excess of the required minimum contributions) of $7.5 million and $5 million to our pension plan in April 2010 and March 2011, respectively, and agreed to make an additional incremental contribution (in excess of the required minimum contributions) of $2.5 million in April 2012. In addition, we increased the amount of the letter of credit we have posted in favor of the PBGC to $12.5 million from $10 million, for the benefit of the pension plan, which will be in place until certain conditions are satisfied.

        We expect our total minimum pension plan contributions for the year ending December 31, 2011 to be approximately $12.8 million, including the $5 million paid in March 2011 under the agreement with the PBGC.

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. LONG-TERM DEBT

        We have a first lien senior credit facility comprised of a $689 million term loan and a $95 million revolving credit facility ("First Lien Credit Agreement"). As of October 1, 2011, there were no outstanding borrowings under the revolving credit facility. Outstanding letters of credit, totaling $27.7 million on October 1, 2011, reduce availability under the revolving credit facility.

        On October 30, 2009 we amended our First Lien Credit Agreement ("October 2009 Amendment"). Under the terms of the October 2009 Amendment, the maturities of portions of the outstanding term loans and the revolving credit facility were extended from the previous maturity dates (the extended portions referred to as the "Extended Term Loan" and the "Extended Revolving Credit Facility," respectively).

        The Extended Term Loan and the Extended Revolving Credit Facility bear interest based upon LIBOR or base rate options. Under the LIBOR option for the Extended Term Loan and Extended Revolving Credit Facility, the applicable rate is LIBOR plus 5.00%, subject to a minimum floor of 2.0% for purposes of determining LIBOR. Under the base rate option for the Extended Term Loan and Extended Revolving Credit Facility, the applicable rate of interest is the base rate plus 4.00%. The Non-Extended Term Loan bears interest based upon LIBOR or base rate options. Under the LIBOR option for the Non-Extended Term Loan, the applicable rate of interest is LIBOR plus 3.50%. Under the Base Rate option for the Non-Extended Term Loan, the applicable interest rate is the base rate plus 2.50%.

        To permit us to enter into a second lien credit facility (the "Second Lien Credit Agreement"), our First Lien Credit Agreement was amended on April 16, 2010 (the "April 2010 Amendment"), which included, among other things, an increase in interest rate margins of 0.75%, reflected in the interest rate margins in the previous paragraph. Financing costs related to the April 2010 Amendment were $2.0 million, which were capitalized and are being amortized over the remaining term of the debt.

        On April 16, 2010, the Company borrowed $150 million under the Second Lien Credit Agreement to pay dividends to our preferred and common shareholders. This loan ("Second Lien Loan") was issued at a 2% discount, and matures in April 2016. The Second Lien Loan bears interest based upon LIBOR or base rate options. Under the LIBOR option for the Second Lien Loan, the applicable rate is LIBOR plus 8.0%, subject to a minimum floor of 2% for purposes of determining LIBOR. Under the base rate option for the Second Lien Loan, the applicable rate is the base rate plus 7.0%. Financing costs related to the Second Lien Loan were approximately $5.8 million, which were capitalized and are being amortized over the remaining term of the debt.

        Our credit agreements contain various restrictive covenants which, among other things: (i) prohibit us from prepaying other indebtedness; (ii) require us to maintain specified financial ratios; and (iii) limit our capital expenditures. In addition, the credit agreements limit our ability to declare or pay dividends. On October 1, 2011, we were in compliance with all financial covenants relating to our indebtedness.

12. INCOME TAXES

        We file income tax returns in the U.S. federal jurisdiction and several state jurisdictions. With few exceptions, we are no longer subject to review by U.S. federal and state tax authorities for years before 2005. The Internal Revenue Service is currently examining our U.S. income tax returns for 2008 through 2009. State tax authorities are currently examining our income tax returns for fiscal years 2006

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. INCOME TAXES (Continued)

through 2008. We have state tax net operating loss carry forwards which are open for review from 2003 and subsequent years.

13. SHAREHOLDER DIVIDENDS

        On April 29, 2010, the Company paid all unpaid dividends accrued to date on its preferred stock, as well as the remaining liquidation value of the preferred stock to the preferred shareholders totalling $70.8 million. In accordance with the Company's articles of incorporation, upon reduction of the liquidation value to zero, the preferred stock is no longer entitled to any dividends and preferred stockholders are no longer entitled to preferential distributions from the Company. As the shareholders retain voting rights in the Company, the remaining value of $100 per share (or $1.0 million in aggregate) was reclassified into shareholders' equity.

        In addition, on April 29, 2010, the Company declared and paid dividends of $79.2 million to its common shareholders.

14. SHAREHOLDER NOTES RECEIVABLE

        In connection with the April 29, 2010 dividend described in Note 13, at the direction of the board of directors, common stock shareholders with note receivable balances were required to use a minimum of 80% of the paid dividend to repay the outstanding balance on their shareholder note. This resulted in a repayment of $2.2 million of shareholder notes receivable.

15. EARNINGS PER SHARE

        The Company has one class of preferred stock and one class of common stock. As described in Note 13, until the liquidation value and unpaid dividends on preferred stock are paid, the preferred shareholders receive first preference to all dividends. Once the unpaid dividends and liquidation value have been paid, the preferred stock ceases to accrue dividends and the preferred and common shareholders receive a pro-rata share of any future distributions.

        The preferred stock is a participating stock security requiring the use of the two-class method for the computation of basic net earnings per share in accordance with the provisions of ASC 260-10, "Earnings per Share."

        Basic earnings per share excludes the effect of common stock equivalents and is computed using the two-class computation method, which excludes earnings attributable to the preferred stock preferential payments from total earnings available to common shareholders. Until the liquidation value and unpaid dividends are paid to the preferred shareholders, the common stock shareholders do not share in net income, unless earnings exceed the remaining unpaid dividends and liquidation value. Accordingly, the common stock earnings per share prior to April 29, 2010 was zero as the unpaid dividends and liquidation value exceeded net income. On April 29, 2010, the liquidation value and unpaid dividends were fully paid to all preferred stock shareholders and rights to earnings are equal between preferred and common shareholders. For the period from April 30, 2010 through October 2, 2010, net income of $22.3 million was used to calculate earnings per share for common shareholders.

        Preferred stock is convertible on a one-to-one conversion ratio into common stock and these shares are included in the diluted weighted average common shares outstanding. Upon the completion of an initial public offering, the number of shares of common stock that would be issued associated

ROUNDY'S PARENT COMPANY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. EARNINGS PER SHARE (Continued)

with any unpaid dividends and liquidation value is not known, as an initial public offering price is unknown. Therefore, these shares are not included in the weighted average diluted shares.

        The following weighted average shares were used to calculate basic and dilutive earnings per share for the thirteen and thirty-nine weeks ended October 1, 2011 and October 2, 2010:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 1, 2011	October 2, 2010	October 1, 2011	October 2, 2010
Basic weighted average common shares outstanding	93,584	93,569	93,584	93,758
Convertible preferred stock	10,439	10,439	10,439	10,439

Diluted weighted average common shares outstanding	104,023	104,008	104,023	104,197

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. ("FINRA") filing fee.

SEC registration fee		$26,358
FINRA filing fee		$23,500
Stock exchange listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

        Section 145 of the DGCL ("Section 145"), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our amended and restated certificate of incorporation will provide that to the fullest extent permitted by the DGCL, none of our directors shall be liable to our company or our stockholders for monetary damages arising from a breach of fiduciary duty owed to our company or our stockholders. In addition, our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

        Prior to the completion of this offering, we expect to enter into indemnity agreements with each of our directors and executive officers in which we will agree to indemnify, defend and hold harmless, and also advance expenses as incurred, to the fullest extent permitted under applicable law, from damage arising from the fact that such person is or was an officer or director of our company or our subsidiaries.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

        We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        Set forth below is certain information regarding unregistered securities sold by the registrant during the past three years. No underwriters were involved in any of the issuances or grants described below.

        The table below sets forth certain information regarding our sales of unregistered securities since December 30, 2007:

Date of Sale	Title of Security	Number of Shares	Proceeds
June 8, 2008(1)	Common Stock	524.17	$1,677,464
November 17, 2009(2)	Common Stock	85.00	$508,999
April 29, 2010(2)	Common Stock	15.43	$64,702

(1)
Sold to Donald Fitzgerald

(2)
Sold to Steven Harper

        The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Rule 701 or Section 4(2) of the

Securities Act. The offers, sales and issuances of the securities that were deemed to be exempt in reliance on Rule 701 were transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The offers, sales and issuances of the securities that were deemed to be exempt in reliance upon Section 4(2) were each transactions not involving any public offering, and all recipients of these securities were accredited investors within the meaning of Rule 501 of Regulation D of the Securities Act.

        Appropriate legends were affixed to the securities issued in all of these transactions. None of the share numbers set forth in this Item 15 have been adjusted to give effect to the Conversion.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits

        The exhibit index attached hereto is incorporated herein by reference.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Milwaukee, State of Wisconsin, on December 2, 2011.

Roundy's Parent Company, Inc.
By:	/s/ ROBERT A. MARIANO
Name:	Robert A. Mariano
Title:	President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Roundy's Parent Company, Inc., hereby severally constitute and appoint Robert A. Mariano, Darren W. Karst and Christopher Larson, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ ROBERT A. MARIANO Robert A. Mariano	President, Chief Executive Officer and Chairman (Principal Executive Officer)	December 2, 2011
/s/ DARREN W. KARST Darren W. Karst	Vice President, Chief Financial Officer & Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	December 2, 2011
/s/ CHRISTOPHER LARSON Christopher Larson	Director	December 2, 2011
/s/ RALPH W. DRAYER Ralph W. Drayer	Director	December 2, 2011
/s/ STEVEN L. HARPER Steven L. Harper	Director	December 2, 2011
/s/ AVY H. STEIN Avy H. Stein	Director	December 2, 2011
/s/ JOHN R. WILLIS John R. Willis	Director	December 2, 2011

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Roundy's Parent Company, Inc., to be effective upon completion of this offering.
3.2*	Form of Amended and Restated By-laws of Roundy's Parent Company, Inc., to be effective upon completion of this offering.
4.1*	Specimen Common Stock certificate.
5.1	Opinion of Kirkland & Ellis LLP.
10.1	Amended and Restated Credit Agreement, dated November 3, 2005, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.2	First Amendment to the Amended and Restated Credit Agreement, dated June 7, 2006, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.3	Second Amendment to the Amended and Restated Credit Agreement, dated January 29, 2007, by and among Roundy's Supermarkets, Inc., as borrower, Bear Stearns Corporate Lending Inc., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, JPMorgan Chase Bank, N.A., and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.4	Third Amendment to the Amended and Restated Credit Agreement, dated October 30, 2009, by and among Roundy's Supermarkets, Inc., as borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.5	Fourth Amendment to the Amended and Restated Credit Agreement, dated April 16, 2010, by and among Roundy's Supermarkets, Inc., as borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Goldman Sachs Credit Partners L.P., as Syndication Agent, and LaSalle Bank National Association, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch.
10.6	Second Lien Credit Agreement, dated April 16, 2010, by and among Roundy's Supermarkets, Inc., as borrower, Credit Suisse Securities (USA) LLC, as Sole Bookrunner, Moelis & Company LLC, as Syndication Agent, and the lenders party thereto.
10.7	Investor Rights Agreement, dated June 6, 2002, by and among, Roundy's Acquisition Corp., Willis Stein & Partners III, L.P., Willis Stein & Partners III-C, L.P., Willis Stein & Partners Dutch III-A, L.P., Willis Stein & Partners Dutch III-B, L.P., and Roundy's Acquisition LLC, Stichting Pensioenfonds ABP, Stichting Pensioenfonds Zong en Welzijn, previously known as Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen, The Northwestern Mutual Life Insurance Company, Norwest Equity Partners VII LP, and Randolph Street Partners IV, Robert A. Mariano and Darren W. Karst.
10.8	Employee Confidentiality and Non-Competition Agreement, dated September 27, 2004, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Mark A. Beaty.
10.9	Employee Confidentiality and Non-Competition Agreement, dated September 30, 2003, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and John W. Boyle.

Exhibit Number	Description
10.10	Employee Confidentiality and Non-Competition Agreement, dated June 10, 2005, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Ronald Cooper.
10.11	Employee Confidentiality and Non-Competition Agreement, dated June 9, 2008, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Donald Fitzgerald.
10.12	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2002, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Edward Kitz.
10.13	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2005, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Donald Rosanova.
10.14	Employee Confidentiality and Non-Competition Agreement, dated December 27, 2002, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Colleen Stenholt.
10.15	Employee Confidentiality and Non-Competition Agreement, dated January 29, 2007, by and among Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Michael P. Turzenski.
10.16	Executive Agreement, dated June 6, 2002, by and among Roundy's Acquisition Corp., Roundy's, Inc. and Darren W. Karst.
10.17	First Amendment to Executive Agreement, dated February 21, 2007, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.18	Second Amendment to Executive Agreement, dated June 5, 2008, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.19	Third Amendment to Executive Agreement, dated March 25, 2009, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.20	Fourth Amendment to Executive Agreement, dated May 12, 2010, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.21	Fifth Amendment to Executive Agreement, dated May 13, 2011, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Darren W. Karst.
10.22	Executive Agreement, dated June 6, 2002, by and among Roundy's Acquisition Corp., Roundy's Inc. and Robert Mariano.
10.23	First Amendment to Executive Agreement, dated February 21, 2007, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.24	Second Amendment to Executive Agreement, dated June 5, 2008, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.25	Third Amendment to Executive Agreement, dated March 25, 2009, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.26	Fourth Amendment to Executive Agreement, dated May 12, 2010, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.27	Fifth Amendment to Executive Agreement, dated May 13, 2011, by and among Roundy's Acquisition Corp., Roundy's Supermarkets, Inc. (f/k/a Roundy's, Inc.) and Robert Mariano.
10.28	Restricted Stock Purchase Agreement and Release, dated December 5, 2002, by and among Roundy's Acquisition Corp. and Ralph W. Drayer.
10.29	Restricted Stock Purchase Agreement and Release, dated April 29, 2010, by and among Roundy's Parent Company, Inc. and Steven L. Harper.
10.30	Restricted Stock Purchase Agreement and Release, dated November 17, 2009, by and among Roundy's Acquisition Corp. and Steven L. Harper.
10.31*	Form of 2012 Incentive Plan.
10.32*	Form of Stock Option Agreement under the 2012 Incentive Plan.
10.33*	Form of Restricted Stock Agreement under the 2012 Incentive Plan.
21.1	List of subsidiaries of Roundy's Parent Company, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.6	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

Exhibit Number	Description
24.1	Powers of Attorney (included on signature page).

*
To be filed by amendment.